As filed with the Securities and Exchange Commission on June 13, 2008

Registration No. 333-151418

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

FORM S-1

REGISTRATION STATEMENT

UNDER THE SECURITIES ACT OF 1933

SILVER STATE BANCORP

(Exact name of registrant as specified in its charter)

Nevada	6022	88-0456212
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

170 South Green Valley Parkway, Suite 300

Henderson, Nevada 89012

(702) 433-8300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Corey L. Johnson

President and Chief Executive Officer

Silver State Bancorp

170 South Green Valley Parkway, Suite 300

Henderson, Nevada 89012

(702) 433-8300

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Robert C. Azarow, Esq. Thacher Proffitt & Wood LLP Two World Financial Center New York, NY 10281 (212) 912-7400	Patrick S. Brown, Esq. Sullivan & Cromwell LLP 1888 Century Park East, 21st Floor Los Angeles, CA 90067 (310) 712-8800

Approximate date of commencement of proposed sale to public:    As soon as practicable after the Registration Statement is declared effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the “Securities Act”), check the following box.  ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒	Smaller reporting company ☐
(Do not check if a smaller reporting company)

CALCULATION OF REGISTRATION FEE

Title of each Class of Securities to be Registered	Amount to be Registered(1)(2)		Proposed Maximum Offering Price, Per Share (1)(2)		Proposed Maximum Aggregate Offering Price(1)		Amount of Registration Fee(4)
Transferable Common Stock Subscription Rights		(3)		(3)		(3)		(3)
Common Stock $0.001 par value	12,269,939		$3.26		$40,000,000		$1,572
Total

(1)	The proposed offering price is estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(c), a registration fee of $1,572 is based upon $3.26 per share, the average of the high and the low price per share of the Registrant’s common stock reported on the NASDAQ Global Market on May 30, 2008.
(2)	This registration statement relates to (a) transferable subscription rights to purchase common stock and (b) the shares of common stock deliverable upon the exercise of the transferable subscription rights pursuant to the rights offering.
(3)	The transferable subscription rights are being issued without consideration. Pursuant to Rule 457(g), no separate registration fee is payable with respect to the rights being offered hereby since the rights are being registered in the same registration statement as the securities to be offered pursuant thereto.
(4)	The registration fee was previously paid with the initial filing of this registration statement on June 4, 2008.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the Securities and Exchange Commission declares the registration statement effective. This preliminary prospectus is not an offer to sell these securities, and we are not soliciting an offer to buy these securities, in any state or jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION – DATED JUNE 13, 2008

PRELIMINARY PROSPECTUS

Up to [            ] Shares

Common Stock

We are distributing, at no charge to our existing stockholders, transferable subscription rights to purchase up to an aggregate of [            ] shares of our common stock. The holders of record, as of [        ] p.m., Eastern Time, on [                    ], 2008, referred to as the record date, of our common stock will receive [            ] transferable subscription right[s] for every [      ] share[s] of common stock owned on the record date.

Each subscription right will entitle you to a basic subscription right and an oversubscription privilege. Under the basic subscription right, for every [      ] subscription right[s], you may purchase [      ] share[s] of our common stock at a subscription price of $[ ] per share. Under the oversubscription privilege, upon exercise of all of your basic subscription rights, you will be entitled to subscribe, at the same subscription price, for shares of our common stock that are not purchased by other existing stockholders under their basic subscription rights. To the extent you exercise your oversubscription privilege and pay for an amount of shares that exceeds the number of the unsubscribed shares available to you, any excess subscription payment received by the subscription agent will be returned, without interest, as soon as practicable. We intend for the subscription rights to be listed for trading on the NASDAQ Global Market under the trading symbol [“SSBXR”]. The subscription rights will expire if they are not exercised by [        ] p.m., Eastern Time, on [                    ], 2008.

You should carefully consider, prior to the expiration of the rights offering, whether to exercise your subscription rights. All exercises of subscription rights are irrevocable. Our board of directors is making no recommendation regarding your exercise of the subscription rights. The subscription rights are transferable and may therefore be sold, transferred or assigned prior to the expiration of the rights offering.

In connection with the rights offering, we intend to enter into standby purchase agreements with [            ] institutional investors, referred to as standby purchasers, who will commit to acquire from us, at the subscription price of $[        ] per share, a maximum of [            ] shares of our common stock that are offered but not subscribed for by our existing stockholders in the rights offering. Therefore, unless we terminate the rights offering, [            ] shares of common stock that we are offering in the rights offering will be purchased regardless of whether any shares of common stock are subscribed for by our existing stockholders (or their transferees) pursuant to the exercise of their subscription rights. The number of shares available for sale to the standby purchasers will depend on the number of shares subscribed for by our existing stockholders in the rights offering. In exchange for the commitments of the standby purchasers, we intend to sell to them no less than [            ] shares of our common stock, referred to as the minimum guarantee amount, at the subscription price. Therefore, in no event will we issue less than the minimum guarantee amount to the standby purchasers, and the maximum aggregate number of shares we will issue to stockholders and the standby purchasers is [            ].

We may extend, cancel, modify or amend the rights offering at any time prior to the expiration of the rights offering for any reason. In the event that we cancel the rights offering, all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Shares of our common stock are traded on the NASDAQ Global Market under the trading symbol “SSBX.” On May 30, 2008, the closing sales price for our common stock was $2.93 per share. The shares of common stock issued in this rights offering will also be listed on the NASDAQ Global Market under the same ticker symbol.

The exercise of your subscription rights for shares of our common stock involves risks. See “ Risk Factors” beginning on page 20 of this prospectus, the Section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2007 and all other documents incorporated by reference in this prospectus in their entirety to read about important factors you should consider before determining whether to exercise your subscription rights.

	Subscription Price	Estimated Fees and Other Expenses(1)	Net Proceeds to the Company
Per Share	$[ ]	$[ ]	$[ ]
Total Minimum	$[ ]	$[ ]	$[ ]
Total Maximum	$[ ]	$[ ]	$[ ]

(1)

Includes estimated printing, postage, legal, accounting, marketing, and miscellaneous expenses which the Company must pay in connection with the rights offering. Also includes a minimum $[        ] and maximum $[        ] of estimated total fees to the dealer managers, based upon the assumptions set forth under “Use of Proceeds.” Also see “Plan of Distribution.”

Neither the Securities and Exchange Commission nor any state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

These securities are not deposits or savings accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

This is not an underwritten offering. The dealer managers have agreed to use their reasonable efforts to advise and assist us in our efforts to solicit subscriptions of the subscription rights distributed to holders of our common stock and to assist us in identifying and obtaining commitments from standby purchasers to purchase shares of our common stock, but are not underwriting the offering and have no obligation to purchase or procure purchases of our common stock offered by this prospectus. We are offering common stock directly to holders of record on the record date and to the standby purchasers. See “Plan of Distribution.”

Keefe, Bruyette & Woods
Lead Dealer Manager	Howe Barnes Hoefer & Arnett
Co-Dealer Manager

The date of this prospectus is [                    ], 2008

You should rely only on the information contained in this prospectus or to which we have referred you. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus does not constitute an offer to sell, or the solicitation of an offer to buy, any of the securities offered hereby to any person in any jurisdiction in which such offer or solicitation would be unlawful. The information contained in this prospectus is accurate only as of the date of the prospectus, regardless of the time of delivery of this prospectus or any sale of our common stock. The affairs of Silver State Bancorp and its subsidiary including the business, financial condition, results of operations and other information included in this prospectus may have changed since that date.

Unless the context suggests otherwise, references in this prospectus to “we,” “us,” “our” or “Silver State” refer to Silver State Bancrop and our subsidiaries, as the context requires.

QUESTIONS AND ANSWERS

Q: What is this rights offering?

A: This rights offering is a distribution, at no charge, to holders of our common stock of [            ] transferable subscription right[s] for each [            ] share[s] of common stock they own as of [            ] p.m., Eastern Time, on [            ], 2008, the record date. All of your subscription rights will be evidenced by a subscription rights certificate. Each subscription right will entitle you to a basic subscription right and an oversubscription privilege.

Q. What is the basic subscription right?

A. The basic subscription right gives our stockholders, or their transferees, the opportunity to purchase [            ] share[s] of our common stock for every [            ] subscription right[s] at a subscription price of $[            ] per full share. We have distributed to you, as a stockholder of record on the record date, [            ] subscription right[s] for each [            ] share[s] of our common stock that you owned on the record date. For example, if you owned 100 shares of our common stock as of [            ] p.m., Eastern Time, on [            ], 2008, you would receive [            ] subscription rights and would have the right to purchase [            ] shares of our common stock (rounded down to [            ] shares, with the total subscription payment being adjusted accordingly, as discussed below) for $[            ] per full share pursuant to your basic subscription right. You may exercise any number of your basic subscription rights, subject to certain limitations described below, transfer or sell any number of your basic subscription rights, or you may choose not to exercise any subscription rights at all.

Fractional shares of our common stock resulting from the exercise of the basic subscription rights will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly. Any excess subscription payments that the subscription agent receives will be returned, without interest, as soon as practicable after expiration of the rights offering.

Q. What is the oversubscription privilege?

A. If you purchase all of the shares available to you pursuant to your basic subscription rights, you may subscribe for shares that are not being purchased by other existing stockholders through the exercise of their basic subscription rights. Shares of our common stock will be available for purchase pursuant to the oversubscription privilege only to the extent that those shares have not been subscribed for through exercise of other existing stockholders’ basic subscription rights. If the oversubscription requests exceed the number of shares available, we will allocate the available shares among those who oversubscribed, pro rata, based on each oversubscription request received in relation to the total number of shares available to satisfy the oversubscription requests.

For example, if (i) there are 100 excess shares available for purchase by five existing stockholders who have fully subscribed under their basic subscription rights; and (ii) Stockholder A requests purchasing 100 shares pursuant to stockholder A’s oversubscription privilege, Stockholder B requests purchasing 50 shares pursuant to Stockholder B’s oversubscription privilege, Stockholder C requests purchasing 20 shares pursuant to Stockholder C’s oversubscription privilege, Stockholder D requests purchasing 20 shares pursuant to Stockholder D’s oversubscription privilege and Stockholder E requests purchasing 10 shares pursuant to Stockholder E’s oversubscription privilege, then, assuming the valid exercise of each of these stockholder’s basic subscription rights, and that there are no limitations applicable as discussed below, the pro rata allocation would be as follows: Stockholder A would receive 50 shares pursuant to the oversubscription privilege, Stockholder B would receive 25 shares pursuant to the oversubscription privilege, Stockholder C would receive 10 shares pursuant to the oversubscription privilege, Stockholder D would receive 10 shares pursuant to the oversubscription privilege and Stockholder E would receive 5 shares pursuant to the oversubscription privilege.

Payments for oversubscriptions will be deposited upon receipt by the subscription agent and held in a segregated account with the subscription agent pending a final determination of the number of shares to be issued pursuant to the oversubscription privilege. If the pro rated amount of shares allocated to you in connection with your oversubscription privilege is less than your oversubscription request, then the excess funds held by the subscription agent on your behalf will be returned to you without interest. We will deliver certificates representing your shares of our common stock, or credit your account at your nominee holder with shares of our common stock, that you purchased pursuant to your oversubscription privilege as soon as practicable after the rights offering has expired and all proration calculations and reductions contemplated by the terms of the rights offering have been effected.

In order to properly exercise your oversubscription privilege, you must deliver the subscription payment related to your oversubscription privilege prior to the expiration of the rights offering. Because we will not know the total number of unsubscribed shares prior to the expiration of the rights offering, if you wish to maximize the number of shares you purchase pursuant to your oversubscription privilege, you will need to deliver payment in an amount equal to the aggregate subscription price for the maximum number of shares of our common stock available to you pursuant to your basic subscription rights and the oversubscription request that you are submitting. See “The Rights Offering — Subscription Rights and the Oversubscription Privilege.”

Fractional shares of our common stock resulting from the exercise of the oversubscription privilege will be eliminated by rounding down to the nearest whole share, with the total subscription payment being adjusted accordingly.

Q. What is the role of the standby purchasers in this rights offering?

A. In connection with the rights offering, we intend to enter into standby purchase agreements with institutional investors, who we refer to as the standby purchasers. We anticipate that under the standby purchase agreements the standby purchasers will commit to acquire from us, at the subscription price of $[            ] per share, a maximum of [            ] shares of common stock offered but not subscribed for by our existing stockholders in the rights offering. Therefore, unless we terminate the rights offering, [            ] shares of common stock that we are offering in the rights offering will be purchased regardless of whether any shares of common stock are subscribed for pursuant to the exercise of subscription rights. The number of shares available for sale to standby purchasers will depend on the number of shares subscribed for by our stockholders pursuant to their basic subscription rights and oversubscription privileges in the rights offering. In exchange for the commitments of the standby purchasers, we expect to agree to sell to the standby purchasers no less than [            ] shares of common stock in the aggregate, referred to as the minimum guarantee amount, at the subscription price. If there are not sufficient shares of common stock available in the rights offering to satisfy the minimum guarantee amount to the standby purchasers, we will sell to the standby purchasers additional shares of common stock necessary to meet this minimum guarantee amount upon the closing of the rights offering. As a result, upon completion of the rights offering, we expect to sell a minimum of [            ] shares of our common stock and a maximum of [            ] shares of our common stock, depending upon the number of shares subscribed for by existing stockholders (or their transferees) pursuant to their basic subscription rights and oversubscription privileges. See “The Rights Offering — Standby Commitments” and “Plan of Distribution.”

Q. Are the standby purchasers receiving any compensation for their standby commitments?

A. The standby purchasers will not receive any monetary compensation for their standby commitments. In exchange for the commitments of the standby purchasers, however, we expect to agree to sell to them in the aggregate a minimum of [            ] shares of our common stock at the subscription price of $[            ] per share.

Q. Why are we conducting the rights offering?

A. We are conducting the rights offering to raise capital for general corporate purposes, including investments in Silver State Bank. In addition, the rights offering allows our stockholders to participate in our equity raising and to maintain to some extent, and possibly to increase, their proportional ownership interest in the company. We believe that the rights offering will strengthen our financial condition by providing us with additional capital.

Q. How will the subscription price of $[            ] per full share be determined?

A. In determining the subscription price, our board of directors will consider a number of factors, including: the market price for shares of our common stock, our business prospects, the general condition of the securities markets and the advice of our financial advisor, Keefe, Bruyette & Woods, Inc. Negotiations with standby purchasers will have a direct impact on the determination of the subscription price. Our objective in establishing the subscription price is to achieve the targeted net proceeds from the rights offering while providing our existing stockholders with an opportunity to make an additional investment in our company with a reduced risk of dilution to their position in our company. The subscription price of $[            ] per full share is not necessarily related to our book value, net worth, or any other established criteria of value and may or may not be considered the fair value of our common stock. There can be no assurance that the market price for our common stock will not decline during the subscription period, or following the rights offering, to a level equal to or below the subscription price.

Q. Am I required to exercise all of the subscription rights I receive in the rights offering?

A. No. You may exercise any number of your subscription rights, you may transfer or sell any number of your rights, or you may choose not to exercise any subscription rights. If you choose not to exercise your subscription rights in full, however, the relative percentage of our common stock that you own will substantially decrease, and your voting and other rights will be substantially diluted. In addition, if you do not exercise your basic subscription right in full, you will not be entitled to participate in the oversubscription privilege.

Q. How soon must I act to exercise my subscription rights?

A. You may exercise your subscription rights at any time beginning on the date of this prospectus until the expiration of the rights offering, which is [            ], 2008, at [        ]p.m., Eastern Time. If you elect to exercise any rights, the subscription agent must actually receive all required documents and payments from you prior to the expiration of the rights offering. Although we have the option of extending the expiration of the rights offering, we currently do not intend to do so.

Q. Are there any limits on the number of shares I may purchase in the rights offering or own as a result of the rights offering?

A. Yes. A person or entity, together with related persons or entities, who currently owns 9.9% or less of the issued and outstanding shares of our common stock may not exercise subscription rights (including oversubscription privileges) to purchase shares of our common stock that, when aggregated with their existing ownership, would result in such person or entity, together with any related persons or entities, owning in excess of 9.9% of our issued and outstanding shares of common stock following the closing of the transactions contemplated by this rights offering and the standby purchase agreements. A person or entity who currently owns more than 9.9% of the issued and outstanding shares of our common stock will not be permitted to exercise subscription rights (including oversubscription privileges) to purchase shares of our common stock, which when aggregated with their existing ownership, would increase their percentage ownership in the issued and outstanding shares of our common stock after completion of the rights offering and the transactions contemplated in the standby purchase agreements as compared to their current percentage ownership. See “The Rights Offering — Limit on How Many Shares of Common Stock You May Purchase in the Rights Offering.”

In addition, we will not issue shares of our common stock pursuant to the exercise of basic subscription rights or oversubscription privileges to any stockholder or standby purchaser who is required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own, or control our shares if, as of the expiration date, we determine that such clearance or approval has not been satisfactorily obtained or any applicable waiting period has not expired. If we elect not to issue shares in this case, the unissued shares will become available to satisfy oversubscription privileges by other stockholders pursuant to their subscription rights and will thereafter be available to standby purchasers.

Q. May I transfer my subscription rights?

A. Yes. Subscription rights may be purchased or sold through usual investment channels. We anticipate that the subscription rights will trade on the NASDAQ Global Market until the close of business on the last trading day before the expiration date. There has been no prior trading in the subscription rights, and we can provide no assurance that a trading market will develop for the subscription rights.

You may transfer or sell your subscription rights in whole or in part (but no fractional rights), by endorsing the subscription rights certificate in accordance with the instructions accompanying this prospectus and delivering the endorsed subscription rights certificate to the subscription agent with your instructions. If fewer than all of your subscription rights are transferred or sold, a new subscription rights certificate evidencing the balance of your rights will be issued to you or, if you instruct, to an additional transferee, or will be sold by the subscription agent with your instruction. The subscription agent’s obligation to execute orders is subject to its ability to find buyers. If the subscription rights cannot be sold by the subscription agent by the expiration date, the rights will expire unsold. If you wish to transfer or sell all or a portion of your subscription rights, you should allow sufficient time prior to the expiration date for the transfer instructions to be received and processed by the subscription agent, new subscription rights certificates to be issued and transmitted to your transferee or transferees (with respect to the transferred rights) and to you (with respect to any retained rights) and the subscription rights evidenced by the new subscription rights certificates to be exercised or sold by the recipients of those new subscription rights certificates. The amount of time could range from a few to several business days, depending on the method of delivery and method of payment and the number of transactions that you instruct the subscription agent to effect. See “The Rights Offering — Method of Transferring Rights.”

Q. Are we requiring a minimum subscription to complete the rights offering?

A. No. We are not requiring a minimum subscription to complete the rights offering.

Q. Can we extend, cancel or amend the rights offering?

A. Yes. We have the option to extend the rights offering and the period for exercising your subscription rights, although we do not presently intend to do so. We may cancel the rights offering at any time prior to the expiration of the rights offering for any reason. In the event that the rights offering is cancelled, all subscription payments that the subscription agent has received will be returned, without interest, as soon as practicable. We also reserve the right to amend or modify the terms of the rights offering.

Q. Has our board of directors made a recommendation to our stockholders regarding the rights offering?

A. No. Our board of directors is making no recommendation regarding your exercise of the subscription rights. Stockholders who exercise subscription rights risk investment loss on new money invested. We cannot assure you that the market price for our common stock will be above the subscription price or that anyone purchasing shares at the subscription price will be able to sell those shares in the future at the same price or a higher price. We urge you to make your decision based on your own assessment of our business and financial condition, our prospects for the future, the terms of this rights offering, and the information in, or incorporated by reference into, this prospectus. Please see “Risk Factors” for a discussion of important factors involved in investing in our common stock.

Q. What will happen if I choose not to exercise my subscription rights?

A. If you do not exercise any subscription rights, the number of shares of our common stock you own will not change. Other stockholders and the standby purchasers, however, will purchase shares of our common stock resulting in your percentage ownership in our company to be diluted after the completion of the rights offering and the closing of the transactions contemplated by the standby purchase agreements.

Q. How do I exercise my subscription rights? What forms and payment are required to purchase the shares of common stock offered pursuant to this rights offering?

A. If you wish to participate in this rights offering, you must take the following steps:

•	deliver a properly completed and executed subscription rights certificate, together with any required signature guarantees, to the subscription agent before [ ] p.m., Eastern Time, on [ ], 2008; and

•

deliver payment for the full amount of the subscription rights you wish to exercise (including pursuant to your oversubscription privilege) to the subscription agent using the methods outlined in this prospectus before [            ] p.m., Eastern Time, on [            ], 2008.

Additional details are provided under “The Rights Offering — How to Exercise Your Rights to Subscribe for Shares of Our Common Stock” and “The Rights Offering — How You Should Pay When You Exercise Your Rights to Subscribe for Shares of Our Common Stock.” If you cannot deliver your subscription rights certificate to the subscription agent prior to the expiration of the rights offering, you may follow the guaranteed delivery procedures described under “The Rights Offering — Guaranteed Delivery Procedures.”

If you send a payment that is insufficient to purchase the number of shares you requested, or if the number of shares you requested is not specified in the forms, the payment received will be applied to exercise your subscription rights to the fullest extent possible based on the amount of the payment received, subject to the elimination of fractional shares.

Q. What should I do if I want to participate in the rights offering, but I hold my shares in the name of my broker or other nominee holder?

A. If you hold your shares of common stock in the name of a broker or other nominee holder, then your broker, or other nominee holder, is the record holder of the shares you own. The record holder must exercise the subscription rights on your behalf for the shares of common stock you wish to purchase.

If you wish to purchase shares of our common stock through the rights offering, please promptly contact your broker, or other nominee holder, that is the record holder of your shares. You should complete and return to your nominee holder the form entitled “Beneficial Owner Election Form.” You should receive this form from your nominee holder with the other rights offering materials.

Q. When will I receive my new shares?

A. If you purchase shares of our common stock through the rights offering, you will receive your new shares as soon as practicable after the closing of the rights offering, which we expect to occur as promptly as practicable following expiration of the rights offering.

Q. After I send in my payment and subscription rights certificate (or Notice of Guaranteed Delivery), may I cancel my exercise of subscription rights?

A. No. All exercises of subscription rights are irrevocable. Once you send in your subscription rights certificate (or Notice of Guaranteed Delivery) to exercise any subscription rights, you cannot revoke the exercise of your subscription rights, even if you later learn information that you consider to be unfavorable and even if the market price of our common stock is below the subscription price. You should not exercise your subscription rights unless you are sure that you wish to purchase additional shares of our common stock at the subscription price of $[            ] per full share.

Q. How many shares of our common stock will be outstanding after the rights offering?

A. As of May 31, 2008, we had 15,135,765 shares of our common stock issued and outstanding. The number of shares of our common stock that we will issue in this rights offering through the exercise of subscription rights and pursuant to the transactions contemplated by the standby purchase agreements will depend on the number of shares that are subscribed for in the rights offering. We anticipate that we will have a minimum of approximately [            ] shares of common stock and a maximum of approximately [            ] shares of common stock outstanding after completion of the rights offering and the transactions contemplated by the standby purchase agreements.

Q. How much money will the company receive from the rights offering?

A. If all of the subscription rights are exercised in full by our stockholders, we expect the gross proceeds from the rights offering and the transactions contemplated by the standby purchase agreements to be approximately $[            ] million. We are offering shares in the rights offering to stockholders with no minimum purchase requirement and, as a result, there can be no assurances that we will sell all or any of the shares being offered to existing stockholders. We expect that the standby purchasers, however, will agree to acquire from us a total of [            ] shares of common stock offered but not subscribed for by stockholders in the rights offering. Therefore, subject to any termination of the rights offering by us, we expect that [            ] shares of common stock that are being offered in the rights offering (including any oversubscription privileges) will be purchased regardless of whether any shares of common stock are subscribed for pursuant to the exercise of subscription rights. The number of shares available for sale to standby purchasers will depend on the number of shares subscribed for by our stockholders pursuant to their basic subscription rights and oversubscription privileges in the rights offering. We anticipate that in exchange for the commitment of the standby purchasers, we will agree to sell to them no less than [            ] shares of common stock, referred to as the minimum guarantee amount, at the subscription price. If there are not sufficient shares of common stock available in the rights offering to satisfy the minimum amount guaranteed to the standby purchasers, we will sell to the standby purchasers additional shares of common stock necessary to meet this minimum guarantee amount upon the closing of the rights offering. As a result, upon completion of the offering, we expect to sell a minimum of $[            ], or [            ] shares of our common stock, and a maximum of $[            ], or [            ] shares of our common stock, depending upon the number of shares subscribed for by stockholders pursuant to their basic subscription rights and oversubscription privileges.

Q. Are there risks in exercising my subscription rights?

A. Yes. The exercise of your subscription rights involves risks. Exercising your subscription rights involves an irrevocable commitment to purchase additional shares of our common stock and should be considered as carefully as you would consider any other equity investment. Among other things, you should carefully consider the information in this prospectus, including the risks described under the heading “Risk Factors,” and the documents incorporated by reference in this prospectus.

Q. If the rights offering is not completed, will my subscription payment be refunded to me?

A. Yes. The subscription agent will hold all funds it receives in a segregated bank account until completion of the rights offering. If the rights offering is not completed, all subscription payments that the subscription agent receives will be returned, without interest, as soon as practicable. If you own shares in “street name,” it may take longer for you to receive payment because the subscription agent will return payments to the record holder of your shares.

Q. Will the subscription rights be listed on a stock exchange or national market?

A. Yes. We intend that the subscription rights will be listed for trading on the NASDAQ Global Market under the ticker symbol [“SSBXR”]. The subscription rights may be sold, transferred or assigned to any person or entity. Our common stock will continue to trade on the NASDAQ Global Market under the ticker symbol “SSBX” and the shares of our common stock issued upon the exercise of the subscription rights will also be listed on the NASDAQ Global Market under the ticker symbol “SSBX.”

Q. How do I exercise my subscription rights if I live outside the United States?

A. We will not mail this prospectus or the subscription rights certificates to stockholders whose addresses are outside the United States or who have an army post office or foreign post office address. The subscription agent will hold the subscription rights certificates for the accounts of these stockholders. To exercise subscription rights, these stockholders must notify the subscription agent and timely follow the procedures described in “The Rights Offering — Foreign and Unknown Addresses.”

Q. What fees or charges apply if I purchase shares of the common stock?

A. We are not charging any fee or sales commission to issue subscription rights to you or to issue shares to you if you exercise your subscription rights (other than the subscription price). However, all commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase and sale of your subscription rights or the exercise of your transferred rights will be paid by you or your transferee, as the case may be. If you exercise your subscription rights through the record holder of your shares, you are responsible for paying any fees your record holder may charge you.

Q. What are the material U.S. federal income tax consequences of exercising subscription rights?

A. For U.S. federal income tax purposes, you should not recognize income or loss in connection with the receipt or exercise of subscription rights in the rights offering. If you sell or exchange your subscription rights you will recognize income or loss equal to the difference between the amount realized and the basis, if any, of the subscription rights sold or exchanged. You should consult your tax advisor as to your particular tax consequences resulting from the rights offering. For a more detailed discussion, see “Material U.S. Federal Income Tax Consequences.”

Q. To whom should I send my forms and payment?

A. If your shares are held in the name of a broker, or other nominee holder, then you should send your subscription documents, subscription rights certificate, notices of guaranteed delivery, and subscription payment to that record holder. If you are the record holder, then you should send your subscription documents, subscription rights certificate, notices of guaranteed delivery, and subscription payment to Mellon Bank, N.A. at:

By Mail

Mellon Bank, N.A. c/o Mellon Investor Services LLC

Attn: Corporate Actions Dept., 27th Floor

480 Washington Boulevard

Jersey City, NJ 07310

By Hand or By Overnight Courier

Mellon Bank, N.A. c/o Mellon Investor Services LLC

Attn: Corporate Actions Dept., 27th Floor

P.O. Box 3301

South Hackensack, NJ 07606

You are solely responsible for timely completing delivery to the subscription agent of your subscription documents, subscription rights certificate, and payment. We urge you to allow sufficient time for delivery of your subscription materials to the subscription agent and to use registered mail, properly insured, with return receipt requested if you send your materials by U.S. mail.

Q. Whom should I contact if I have other questions?

A. If you have other questions or need assistance, please contact the information agent, Mellon Bank, N.A. at [            ].

INCORPORATION BY REFERENCE OF CERTAIN DOCUMENTS

The Securities and Exchange Commission, or the SEC, allows us to “incorporate by reference” the information that we file with it, meaning we can disclose important information to you by referring you to those documents already on file with the SEC. The information incorporated by reference is considered to be part of this prospectus except for any information that is superseded by other information that is included in this prospectus.

This filing incorporates by reference the following documents, which we have previously filed with the SEC:

•	Our Annual Report on Form 10-K for the fiscal year ended December 31, 2007, as filed on March 14, 2008;

•	Our definitive Proxy Statement used in connection with the Annual Meeting of Stockholders held on April 30, 2008, as filed on March 21, 2008;

•	Our Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2008, as filed on May 15, 2008; and

•	Our Current Reports on Form 8-K, as filed on May 23, 2008, May 27, 2008 and June 13, 2008.

You should rely only on the information contained in this prospectus or that information to which this prospectus has referred you by reference. We have not authorized anyone to provide you with any additional information.

These documents may also be accessed through our website at www.silverstatebancorp.com or as described under “Available Information.” The information and other content contained on or linked from our website are not part of this prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

We will provide, without charge, to each person, including any beneficial owner, to whom this prospectus is delivered, on the written or oral request of such person, a copy of any or all of the reports or documents incorporated by reference in this prospectus but not delivered with this prospectus. Any request may be made by writing or calling us at the following address or telephone number:

Silver State Bancorp

170 South Green Valley Parkway, Suite 300

Henderson, Nevada 89012

Attn: Michael J. Threet

Telephone: (702) 433-8300

We maintain an internet site at http://www.silverstatebancorp.com which contains information concerning us and our subsidiary, including our reports or documents filed with the SEC and incorporated by reference in this prospectus. The information contained on our internet site, other than our reports or documents filed with the SEC, is not incorporated by reference in this prospectus and should not be considered a part of this prospectus.

We file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy these materials at the SEC’s Public Reference Room at 450 Fifth Street, NW, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 800-SEC-0330. The SEC maintains an internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding the company.

SUMMARY

The following summary provides an overview of the key aspects of this offering and may not contain all the information that is important to you. To fully understand this offering, you should read this entire document carefully, including the section entitled “Risk Factors” and the consolidated financial statements and the notes to the consolidated financial statements, before making a decision to invest in our common stock.

Our Business

We are a bank holding company headquartered in Henderson, Nevada. We conduct our operations primarily through our wholly owned bank subsidiary, Silver State Bank, a Nevada-chartered commercial bank, and its thirteen full-service offices in the greater Las Vegas market area, four full- service offices in the Phoenix/ Scottsdale market area and twelve loan production offices located in Nevada, Utah, Colorado, Washington, Oregon, California and Florida. We provide a wide range of banking and related services to locally owned businesses, professional firms, real estate developers and investors, local non-profit organizations, high net worth individuals and other consumers. Our lending activities have historically focused on:

•	Construction lending;

•	Land acquisition and development lending;

•	Commercial real estate lending;

•	Commercial and industrial lending;

•	Residential real estate lending; and

•	Business lending through the Small Business Administration (SBA).

On a consolidated basis as of March 31, 2008, we had approximately $1.9 billion in assets, $1.6 billion in total gross loans (excluding loans held for sale), $1.6 billion in deposits and $142.1 million in stockholders’ equity.

Silver State Bank was founded in 1996 by a group of individuals with extensive community banking experience. In 1999, through a bank holding company reorganization, Silver State Bank became the wholly-owned subsidiary of Silver State Bancorp. According to the most recent Federal Deposit Insurance Corporation (FDIC) Deposit Market Share Report, as of June 30, 2007, Silver State Bank is the 8th largest bank operating in the Las Vegas-Paradise metropolitan area measured by deposits and is the 11th largest bank among all banks operating in Nevada. In September 2006, we expanded into the Phoenix market by acquiring Choice Bank, an Arizona-chartered commercial bank headquartered in Scottsdale, Arizona. On April 1, 2008, we merged Choice Bank into Silver State Bank.

Our LPOs primarily originate SBA loans, which, for the most part, we sell in the secondary market. To a lesser extent, our LPOs also originate commercial real estate loans primarily for sale into the secondary market. Our LPOs are established and staffed around personnel who are experienced SBA loan producers in their geographic market. According to recent lending statistics, Silver State Bank is the leading SBA lender in the state of Nevada as ranked by dollar volume. we originated and closed $167.6 million in SBA loans during 2007.

Our executive office is located at 170 South Green Valley Parkway, Suite 300, Henderson, Nevada 89012. Our telephone number at this address is (702) 433-8300. Our website is www.silverstatebancorp.com. Information contained in, or accessible on, our website does not constitute a part of this prospectus.

Our Market Areas and Customer Base

Our customers are primarily small to mid-sized businesses (generally representing businesses with up to $50.0 million in revenues) that require highly personalized commercial banking products and services that we deliver with an emphasis on relationship banking. We believe that our customers prefer locally managed banking institutions that provide responsive, personalized service and customized products. A substantial portion of our business is with customers with whom we have long-standing relationships or who have been referred to us by existing customers.

Nevada. In Nevada, we have branches in the cities of Henderson, Las Vegas, North Las Vegas, and Boulder City, all of which are in the greater Las Vegas market area. The economy of the greater Las Vegas market area is primarily driven by services and industries related to gaming, entertainment and tourism. In recent years, the Las Vegas market has also experienced significant growth in the residential and commercial construction and light manufacturing sectors.

Arizona. In Arizona, we operate in the cities of Scottsdale, Chandler, Sun City West, and Tolleson, all of which are located in the Phoenix/Scottsdale market area. These metropolitan areas contain companies in the following industries: aerospace, high-tech manufacturing, construction, energy, transportation, minerals and mining and financial services. Our primary service area in Arizona is within the geographical boundaries of Maricopa County. We consider other counties in Arizona as secondary lending areas.

We currently operate in what we believe to be several of the most attractive markets in the Western United States. These markets have high per capita income and have experienced some of the fastest population growth in the country in recent years. These markets are expected to continue to experience population growth in the near future, although at more modest rates than in recent years. During 2007, the economies in the markets we operate began to show signs of weakening compared to recent years caused by higher unemployment rates, decreased job growth, the effects of the national housing crisis and credit crunch, and the effects of the national economic slowdown and cutbacks in consumer spending.

The Las Vegas economy has weakened recently as the loss of real estate and construction jobs from the declining residential market, as well as lost casino/hotel jobs due to the scheduled closing of old casino resorts to make way for new casino projects, has caused the local unemployment rate to rise to 5.7% as of March 2008 compared to 4.3% a year earlier and 5.6% at December 31, 2007. Population growth has also tapered off, rising 2.7% from 2006 to 2007. New home sales in the first quarter of 2008 were down 44% from the first quarter of 2007. In the Phoenix area, closings of new homes and resale homes in the first quarter of 2008 have decreased 46% and nearly 39%, respectively, compared to the first quarter of 2007. As a result, the residential housing markets in the Las Vegas and Phoenix areas have experienced a significant decline with growing inventories of newly constructed one-to-four family residential homes and declining property values. The weakness in the residential market has begun to expand into the commercial real estate market as builders and related industries downsize. The extent of the impact of the deterioration of the Nevada and Arizona economies and real estate markets on certain segments of our loan portfolio, namely our residential construction and residential land loans, began to be realized toward the end of the first quarter of 2008 as project delays mounted and updated appraisals showing significant lower valuations were received. With many real estate projects requiring an extended time to market, some of our borrowers have exhausted their liquidity which requires us to place the loan into nonaccrual status.

Despite the economic challenges we are currently experiencing in the markets in which we operate, we believe that we operate in areas of the country that have sound economic fundamentals driven by a variety of factors which will provide us with continued lending and growth opportunities in the future. Some of these factors that exist in the greater Las Vegas market area, our primary market, include a service economy associated with the hospitality and gaming industries, the historic availability of affordable housing, the lack of a state income tax, and a growing base of senior and retirement communities. Increased economic activity by individuals and accelerated infrastructure investments by businesses should generate additional demand for our products and services.

Our future growth opportunities will be influenced by the growth and stability of the statewide and regional economies, other demographic population trends and the competitive environment within and around the states of Nevada and Arizona. We believe that we have developed lending products and marketing strategies to address the diverse credit-related needs of the residents in our market areas. We intend the primary funding for our growth to be customer deposits, using borrowed funds to supplement our deposit initiatives as a funding source. We intend to grow customer deposits by continuing to offer desirable products at competitive rates and by opening new branch offices.

Our Operating Strategy

Since our inception, our strategies have been focused on growth with a particular emphasis on the origination of construction loans and land acquisition and development loans for both commercial and residential projects, commercial real estate loans and commercial and industrial loans. From December 31, 2003 to March 31, 2008, total assets grew $1.4 billion to $1.9 billion. During this period of rapid growth, the expanding Las Vegas and Phoenix markets provided many lending opportunities and our exposure to residential construction grew accordingly. Given the current slowdown in housing and the general economic slowdown in our primary markets, we have taken steps to strengthen our risk management practices. Our strategies in this regard include the following:

•

Maintain capital strength. We are committed to maintain capital levels above the “well-capitalized” levels as dictated by Federal bank regulatory capital requirements. At March 31, 2008, we had a Total Risk-Based Capital Ratio of 11.4%, 1.4 percentage points above the 10.0% “well capitalized” threshold. To support our asset growth, we have pursued a strategy of growing and retaining our earnings while supplementing capital through private placements of junior subordinated debt and common stock, as well as public offerings of common stock. In addition, although we do not currently have any outstanding, our articles of incorporation allow us to issue preferred stock.

•

Diversify loan portfolio. We currently have a highly concentrated loan portfolio. We intend to greatly lower our exposure to residential construction loans and residential land loans and augment our lending efforts in originating commercial loans.

•

Strengthen underwriting guidelines and loan administration. In light of the current economic conditions, we have modified our lending guidelines, created a new internal loan review department to work in conjunction with our external loan review protocols and increased the number of professionals in our Special Asset Department.

•

Increase core deposits and improve funding mix. We have relied heavily on brokered deposits to fund our loan growth. We have commenced programs to improve our funding mix and will continue to enhance our efforts to attract core deposits through our branch offices and commercial and industrial loan relationships.

•

In-market growth through the continued opening of additional new full service branches. We operate in what we believe to be two highly attractive markets with superior long term growth prospects. Both of our market areas have high per capita income and are expected to experience some of the fastest population growth in the country. In 2007, we opened two new branch offices in Nevada and one branch office in Arizona. In February 2008, we opened another branch office in Nevada and in April 2008, we opened another branch office in Arizona. We plan to open additional branches in the remainder of 2008 and beyond as conditions permit in order to expand our funding base.

•

SBA Lending Growth. Our primary markets for SBA lending have been in the Western United States and, most recently, Florida through our SBA LPOs. We plan on opening new LPOs to capitalize on our SBA lending experience as opportunities arise. Our growth in new markets will be dependent on our ability to attract seasoned loan officers with experience and knowledge of the markets in which they operate.

Management

We have assembled a senior management team with great depth and breadth of experience in the financial services industry. Each of our executive officers has worked in the financial services industry for at least 18 years. The four most senior members of our management team, which includes our President and Chief Executive Officer, our Chief Operating and Chief Financial Officer, the President of Silver State Bank, and our Executive Vice President—Credit Administrator, founded the institution or joined the institution shortly after inception. Our Chief Risk Officer has over 16 years of experience in various capacities at the Federal Deposit Insurance Corporation, or FDIC, including senior bank examiner. The most recent addition to our senior management team is the new Chief Lending Officer and Chief Credit Administration Officer for Silver State Bank, who has 19 years of experience in the financial service industry and had been the President and Chief Executive Officer of Choice Bank, our Arizona subsidiary, that was recently merged into Silver State Bank.

Voting Control by Directors, Executive Officers and Affiliate

Following the offering, our directors and executive officers, as a group, are expected to beneficially own approximately [            ]% of our outstanding common stock, including [            ] shares expected to be purchased in this offering and options to purchase [            ] shares exercisable under our stock option plans. In addition, Linda Yanke, the mother-in-law of the Chairman of our Board, is expected to beneficially own approximately [            ]% of our outstanding common stock and, as a result, is considered an affiliate of Silver State Bancorp. To the extent that our directors and executive officers and Linda Yanke vote their shares in concert, they will control over [            ]% of our outstanding shares and will, therefore, significantly influence the outcome of all matters submitted to our stockholders for approval, particularly for matters requiring a supermajority vote by our stockholders, such as certain business combinations and changes to certain provisions of our Articles of Incorporation and Code of Bylaws. See “Description of Capital Stock of Silver State Bancorp.”

THE RIGHTS OFFERING

THIS SUMMARY HIGHLIGHTS SOME OF THE INFORMATION PROVIDED ELSEWHERE IN THIS PROSPECTUS. YOU SHOULD READ THE ENTIRE PROSPECTUS CAREFULLY.

Securities Offered	We are distributing to you, at no charge, [ ] transferable subscription right[s] for every [ ] share[s] of our common stock that you own as of [ ] p.m., Eastern Time, on [ ], 2008, referred to as the record date, either as a holder of record or, in the case of shares held of record by brokers, dealers, custodian banks, or other nominees on your behalf, as a beneficial owner of such shares. If the rights offering is fully subscribed, we expect to issue [ ] shares of our common stock in connection with the rights offering and the transactions contemplated by the standby purchase agreements, which includes [ ] shares that we expect to agree to sell to the standby purchasers in exchange for their commitments, referred to as the minimum guarantee amount, yielding maximum gross proceeds of $[ ]. Because we intend to enter into standby purchase agreements with standby purchasers to purchase a maximum of [ ] shares, we expect that a minimum of [ ] shares of our common stock will be issued in connection with the rights offering.

Who is Receiving Rights	Only existing stockholders who hold shares of our common stock on the record date will receive subscription rights from us.

Record Date	[ ] p.m., Eastern Time, on [ ], 2008.

Expiration date	The offering expires at [ ] p.m., Eastern Time, on [ ], 2008 and all subscription rights expire on this date, subject to extension at our discretion.

Number of Rights	You will receive [ ] transferable subscription right[s] for every [ ] share[s] of our common stock that you own on the record date.

Subscription Price	$[ ] per share.

Basic Subscription Right	Each [ ] subscription right[s] entitles you to purchase [ ] share[s] of our common stock at the subscription price, referred to as the basic subscription right.

Unsubscribed Shares and the Oversubscription Privilege	If you exercise your basic subscription rights in full, you will be allowed to purchase additional unsubscribed shares, on a pro rata basis, referred to as the oversubscription privilege. There can be no assurance that there will be sufficient unsubscribed shares to satisfy all oversubscription requests. If an insufficient number of unsubscribed shares is available to satisfy fully all oversubscription requests, then we will allocate the available shares among those who made oversubscription requests, pro rata, based upon each oversubscription request received in relation to the total number of unsubscribed shares available to satisfy the oversubscription requests. See “The Rights Offering—Subscription Rights and the Oversubscription Privilege.”

We will not accept any subscription requests that would cause the holder’s total beneficial ownership in our shares to exceed 9.9%.

Transferability of Rights	You may sell, transfer or assign your subscription rights. We anticipate that the rights will be listed for trading on the NASDAQ Global Market under the symbol [“SSBXR”], commencing [ ], 2008 and until [ ], 2008, subject to extension if we extend the expiration date of this offering.

Deadlines for Selling Subscription Rights	If you are a record holder, the deadline for selling your subscription rights on the NASDAQ Global Market is [ ] p.m., Eastern Time, on [ ], 2008. Therefore, no later than three business days prior to the expiration date of the rights offering, the subscription agent must receive your instructions to facilitate the transfers of the subscription rights. See ‘‘The Rights Offering—Method of Transferring Rights.’’

If you are a beneficial owner and are exercising your subscription rights through a broker, dealer, custodian bank or other nominee, the deadline for selling your rights is prior to [    ] p.m., Eastern Time, on [    ], 2008 (which is the latest possible date and time that the rights will be traded on the NASDAQ Global Market). You should submit your election forms to the nominee in accordance with the instructions and within the time period provided by your nominee. See ‘‘The Rights Offering—Instructions to Brokers or Other Nominee Holders.’’

Procedures of Exercising Rights	To exercise your subscription rights, you must take the following steps:

•

If you are a registered holder of our common stock, the subscription agent must receive your payment and properly completed subscription rights certificate, together with any required signature guarantees, before [            ] p.m., Eastern Time, on [            ], 2008. You may deliver the documents and payments by mail or commercial carrier. If regular mail is used for this purpose, we recommend using registered mail, properly insured, with return receipt requested.

•

If you are a beneficial owner of shares that are registered in the name of a broker, custodian bank, or other nominee, or if you would prefer that an institution conduct the transaction on your behalf, you should instruct your broker, or other nominee holder, to exercise your subscription rights on your behalf and deliver all documents and payments to the subscription agent before [            ] p.m., Eastern Time, on [            ], 2008.

•

If you cannot deliver your subscription rights certificate to the subscription agent prior to the expiration of the rights offering, you may follow the guaranteed delivery procedures described under “The Rights Offering — Guaranteed Delivery Procedures.”

Standby Purchaser Agreements	In connection with the rights offering, we intend to enter into standby purchase agreements with the standby purchasers. We intend for the standby purchasers to agree to acquire from us, at the subscription price of $[ ] per share, a maximum of [ ] shares of our common stock offered but not subscribed for in the rights offering. The number of shares available to standby purchasers will depend on the number of shares subscribed for in the rights offering. In exchange for the commitment of the standby purchasers, we intend to agree to sell to the standby purchasers no less than [ ] shares of common stock, referred to as the minimum guarantee amount, at the subscription price. Therefore, subject to any termination of the rights offering by us, a minimum of [ ] shares of our common stock that are being offered in the rights offering will be purchased regardless of whether any shares of common stock are subscribed for by our existing stockholders pursuant to the exercise of subscription rights. If the rights offering is fully subscribed, we intend to issue additional shares of our common stock to the standby purchasers to satisfy the minimum guarantee amount we have agreed to sell to them under the standby purchase agreements.

Limitations	If you currently own 9.9% or less of the issued and outstanding shares of our common stock, you will not be permitted to purchase shares of our common stock in connection with the rights offering which, when aggregated with your existing ownership, would exceed 9.9% of the total number of our issued and outstanding shares after completion of the rights offering and the transactions contemplated by the standby purchase agreements. If you currently own more than 9.9% of the issued and outstanding shares of our common stock, you will not be permitted to purchase shares of our common stock in connection with the rights offering, which when aggregated with your existing ownership, would increase your percentage ownership in the issued and outstanding shares of our common stock after completion of the rights offering and the transactions contemplated by the standby purchase agreements as compared to your current percentage ownership.

In addition, we will not issue shares of our common stock to any stockholder or standby purchaser who is required to obtain prior clearance, or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own, or control such shares if we determine that, as of the expiration date of the rights offering, such clearance or approval has not been satisfactorily obtained and any applicable waiting period has not expired.

Use of Proceeds

The net proceeds that we receive in connection with the rights offering cannot be stated with any degree of certainty at this time and will depend on the number of shares of our common stock sold and the amount of offering expenses that we incur. Because we do not know the number of shares that the standby purchasers will agree to commit to purchase, we cannot estimate at this time the minimum amount of shares of our common stock that will be purchased in connection with the rights offering, and we cannot estimate at this time the maximum amount of shares of our common stock that will be purchased if the rights offering is fully subscribed because we do not know the minimum guarantee amount. In addition, the amount of offering expenses that we incur will depend, in part, on the number of shares sold in the rights offering to our existing stockholders and their transferees and to the standby purchasers. See “Use of Proceeds.”

We intend to use the net proceeds for general corporate purposes, including investments in Silver State Bank, our wholly-owned banking subsidiary.

No Revocation	If you exercise any subscription rights, you are not allowed to revoke or reduce the exercise or the subscription, or request a refund of monies paid.

Information Agent	Mellon Bank, N.A.

Subscription Agent	Mellon Bank, N.A.

Lead Dealer Manager	Keefe, Bruyette & Woods, Inc.

Co-Dealer Manager	Howe Barnes Hoefer & Arnett, Inc.

No Board Recommendation	Our board of directors is making no recommendation regarding whether you should exercise your subscription rights. We urge you to make your decision based on your own assessment of our business and financial condition, our prospects for the future and the terms of the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Material U.S. Federal Income Tax Consequences	For U.S. federal income tax purposes, you should not recognize income or loss in connection with the receipt or exercise of subscription rights in the rights offering. If you sell or exchange your subscription rights you will recognize income or loss equal to the difference between the amount realized and the basis, if any, of the subscription rights sold or exchanged. You should consult your tax advisor as to your particular tax consequences resulting from the rights offering. For a more detailed discussion, see “Material U.S. Federal Income Tax Consequences.”

Extension, Cancellation and Amendment

We have the option to extend the expiration date, although we do not presently intend to do so, by giving oral or written notice to the subscription agent on or before the expiration date, followed by a press release issued no later than 10:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration date. The rights offering will not be extended to a time later than [        ] p.m., Eastern Time on [                    ], 2008. We may cancel the rights offering at any time prior to the expiration date of the rights offering for any reason. In the event that we cancel the rights offering, all subscription payments that the subscription agent has received will be returned, without interest, as soon as practicable. If holders of subscription rights have purchased their subscription rights on the NASDAQ Global Market or from third parties, the amounts they paid will not be returned by the NASDAQ Global Market or by such third parties, resulting in a loss of their investment. We also reserve the right to amend or modify the terms of the rights offering at any time prior to the expiration date of the rights offering.

Shares Outstanding Before the Offering	15,135,765 shares of our common stock were outstanding as of May 31, 2008.

Maximum Shares Outstanding After Completion of the Rights Offering	If the rights offering is fully subscribed by our existing stockholders, we expect approximately [ ] shares of our common stock will be outstanding immediately after completion of the rights offering, which includes the minimum guarantee amount we anticipate selling to the standby purchasers in exchange for their commitments under the standby purchase agreements.

Listing	The subscription rights are transferable, and we intend to list the subscription rights for trading on the NASDAQ Global Market under the ticker symbol [“SSBXR”]. Shares of our common stock are currently traded on the NASDAQ Global Market under the ticker symbol “SSBX.” The shares of common stock issued upon the exercise of the subscription rights will also be listed on the NASDAQ Global Market under the ticket symbol “SSBX.”

Summary Consolidated Financial and Other Data

The summary information presented below at or for each of the years presented is derived in part from our audited consolidated financial statements. The following information is only a summary and you should read it in conjunction with our audited consolidated financial statements and notes beginning on page F-1. On September 5, 2006 we acquired Choice Bank. The results of operations for 2006 include the operations of Choice Bank for the period from September 5, 2006 to December 31, 2006.

	At or For the Three Months Ended March 31,		At or For the Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Dollars in thousands, except for share and per share data)
Selected Income Data:
Interest income	$35,753	$29,397	$141,774	$89,906	$57,086	$33,873	$25,952
Interest expense	16,822	12,323	60,344	32,556	15,761	8,344	8,219

Net interest income	18,931	17,074	81,430	57,350	41,325	25,529	17,733
Provision for loans losses	31,000	1,330	9,160	2,821	2,350	1,750	2,325

Net interest income (loss) after provision for loan losses	(12,069)	15,744	72,270	54,529	38,975	23,779	15,408
Non-interest income	1,969	2,674	8,408	5,917	4,779	4,542	3,723
Non-interest expense	12,320	9,431	41,480	27,827	19,846	15,339	12,875

Income (loss) before income taxes	(22,420)	8,987	39,198	32,619	23,908	12,982	6,256
Provision for income taxes (benefits)	(7,999)	3,399	14,369	11,743	8,281	4,464	2,155

Net income (loss)	$(14,421)	$5,588	$24,829	$20,876	$15,627	$8,518	$4,101

Share data:
Earnings (loss) per share-basic	$(0.95)	$0.41	$1.72	$1.58	$1.27	$0.72	$0.44
Earnings (loss) per share-diluted	(0.95)	0.39	1.68	1.52	1.19	0.70	0.38
Book value per share	9.39	8.19	10.32	7.79	5.11	3.59	2.73
Tangible book value per share	8.09	6.74	9.03	6.33	5.11	3.59	2.73
Shares outstanding at period end (1)	15,135,765	13,724,114	15,271,421	13,687,109	12,463,798	12,119,898	9,384,384
Weighted average shares outstanding-basic (1)	15,210,741	13,696,855	14,401,206	13,173,918	12,353,391	11,831,392	9,321,920
Weighted average shares outstanding-diluted (1)	15,210,741	14,170,469	14,784,630	13,750,641	13,153,299	12,194,508	10,774,384

Selected Balance Sheet Data:
Cash and cash equivalents	$84,710	$36,261	$13,838	$35,479	$49,773	$84,129	$34,759
Investments and other securities	52,704	57,565	51,966	65,324	73,247	60,784	45,902
Loans held for sale	91,185	62,392	68,868	34,053	11,861	9,379	4,182
Gross loans, including net deferred loan fees	1,627,338	1,168,478	1,558,971	1,015,643	646,179	523,391	386,721
Allowance for loan losses	40,651	12,530	19,304	11,200	8,314	6,051	4,768
Assets	1,915,211	1,384,783	1,764,183	1,209,518	806,297	700,715	489,525
Deposits	1,572,082	1,151,226	1,426,504	986,271	645,465	572,330	392,441
Junior subordinated debt	69,589	38,661	69,589	38,661	18,042	18,042	12,887
Stockholders’ equity	142,095	112,399	157,617	106,628	63,694	43,450	25,665

Selected Other Balance Sheet Data:
Average assets	$1,833,659	$1,284,435	$1,521,336	$980,287	$747,058	$571,950	$437,623
Average earning assets	1,755,980	1,211,543	1,444,719	928,250	708,909	538,532	402,782
Average stockholders’ equity	160,401	109,905	131,804	88,016	52,710	36,979	23,133

(Notes on following page.)

	At or for the Three Months Ended March 31,		At or For the Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Dollars in thousands, except for share and per share data)
Selected Capital Ratios:
Leverage Ratio	9.3%	10.3%	11.0%	10.5%	10.4%	8.8%	7.1%
Tier 1 Risk-Based Capital ratio	9.1	9.5	10.6	10.5	10.9	9.3	7.8
Total Risk-Based Capital ratio	11.4	10.4	12.5	11.6	12.2	11.4	9.8

Selected Financial & Performance Ratios:
Return on average assets (7)	(3.2)%	1.8%	1.6%	2.1%	2.1%	1.5%	0.9%
Return on average stockholders’ equity (7)	(36.2)	20.6	18.8	23.7	29.6	23.0	17.7
Net interest rate spread (2) (7)	3.7	4.9	4.8	5.2	5.0	4.2	4.0
Net interest margin (3) (7)	4.3	5.7	5.6	6.2	5.8	4.7	4.4
Efficiency ratio (4)	59.0	47.8	46.2	44.0	43.0	51.0	60.0
Loan to deposit ratio	103.5	101.5	109.3	103.0	100.1	91.4	98.5
Average earning assets to average interest-bearing liabilities	116.1	120.7	119.4	129.2	137.0	136.6	120.5
Average stockholders’ equity to average assets	8.8	8.6	8.7	9.0	7.1	6.5	5.3

Selected Asset Quality Ratios:
Nonperforming loans to gross loans (5)	4.79%	0.01%	0.84%	0.01%	0.19%	0.09%	1.23%
Nonperforming assets to total assets (6)	4.14	0.02	0.75	0.07	0.15	0.15	0.97
Loans past due 90 days or more and still accruing to total loans	—	—	—	—	—	—	—
Allowance for loan losses to gross loans	2.5	1.1	1.2	1.1	1.3	1.2	1.2
Allowance for loan losses to nonperforming loans	52.2	9,789.1	147.6	8,484.8	683.2	1,276.6	100.5
Net charge-offs to average loans outstanding	0.57	—	0.08	0.07	0.01	0.11	0.33

Selected Other Data:
Number of full service branch offices	16	12	15	12	9	9	8

(1)	Reflects stock splits.
(2)	Net interest spread represents average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(3)	Net interest margin represents net interest income as a percentage of average interest-earning assets.
(4)	Efficiency ratio represents non-interest expenses as a percentage of the total of net interest income plus non-interest income.
(5)	Nonperforming loans are defined as loans that are past due 90 days or more plus loans placed in nonaccrual status.
(6)	Nonperforming assets include nonperforming loans plus other real estate owned.
(7)	Annualized.

RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the risks described below, together with the other information included or incorporated by reference in this prospectus, including the risk factors set forth in our annual report on Form 10-K for the fiscal year ended December 31, 2007 and the risks that we have highlighted in other sections of this prospectus. Risks described below are not the only risks involved in an investment in our securities. The risks and uncertainties not presently known to us or that we currently deem immaterial also may impair our business operations. If any of the following risks actually occur, our business, results of operations, and financial condition could suffer materially. In that event, the trading price and market value of our common stock could decline, and you may lose all or part of your investment in our common stock. The risks discussed below include forward-looking statements, and our actual results may differ substantially from those discussed in these forward-looking statements.

Risks Related To Our Business

We experienced a net loss in the first quarter of 2008 and can provide no assurance that additional losses will not be realized in future quarters.

We realized a net loss of $14.4 million in the first quarter of 2008. The net loss in the first quarter was due primarily to a $31.0 million provision for loan loss, an increase of $29.7 million compared to the first quarter of 2007. According to our analysis, the heightened provision was required to maintain the allowance for loan losses at an adequate level to absorb probable loan losses. The increase in the provision for loan losses is primarily attributable to our residential construction and residential land loan portfolio, which continues to experience deterioration in estimated collateral values and repayment abilities of some of our customers. Other reasons for the increase are attributable to an overall increase in nonperforming assets, an increase in our potential problem loans and the continuing general weakening economic conditions and decline in real estate values in the markets served by the Company. At March 31, 2008, our nonaccrual loans were $78.0 million compared to $13.1 million at December 31, 2007 and our potential problem loans were $274.5 million compared to $84.5 million at December 31, 2007. These increases are primarily due to our residential construction and residential land loan portfolio.

The net loss in the first quarter of 2008 has reduced our stockholders’ equity at March 31, 2008 to $142.1 million. If we experience additional losses in the future, it will restrict our ability to grow our balance sheet as we have in the past. Accordingly, our primary short-term strategy is to manage our credit quality and strengthen, rather than grow, our balance sheet.

To assist us in identifying weaknesses in our construction and land loan portfolios, we ordered updated appraisals on the real estate collateral underlying these loans and, in April 2008, we engaged an independent third party to review these portions of our loan portfolio. The results of appraisal updates and the independent loan review were taken into account in establishing our provision for loan losses in the first quarter of 2008. The independent loan review has been completed with respect to our residential construction and residential land loan portfolio and is now focused on our commercial construction portion which we expect will be completed in the second quarter of 2008. In addition, we continue to receive updated appraisals with respect to our residential construction and residential land portfolios, as well as, our commercial construction and land loan portfolios.

Although we believe we have identified the bulk of the risk related to our residential construction and land loan portfolio, there can be no assurance that the results of the independent loan review and updated appraisals will not reveal significant additional weaknesses in those portfolios or our commercial construction and commercial land loan portfolios, which could result in further losses.

As economic conditions have worsened in our markets, our stock price has deteriorated. At March 31, 2008, the Company’s market capitalization (based on total shares outstanding, excluding unvested restricted stock) was less than our total stockholders’ equity by $11.0 million. Through May 31, 2008, our market capitalization continues to be less than total stockholders’ equity. Should this situation continue to exist at June 30, 2008, we will consider this and other factors including the Company’s results of operations and may prepare a valuation of the Silver State Bank reporting unit to determine whether goodwill is impaired. No assurance can be given that we will not record an impairment loss on goodwill in 2008. Because goodwill is not included in the calculation of regulatory capital, the Company’s and Silver State Bank’s regulatory capital ratios would not be affected by this potential non-cash expense.

If we experience additional losses, we may not remain “well-capitalized” for regulatory purposes, which will result in higher deposit insurance premiums, will require FDIC approval to gather brokered deposits and may result in the withdrawal of our brokered deposits.

If we experience further losses in addition to the losses we experienced in the first quarter of 2008, it is possible that our capital status will change from “well-capitalized” to “adequately capitalized.” The FDIC determines the applicable insurance premium for each bank each quarter, based in part, on the bank’s regulatory capital classification as of each quarter end. If we fail to keep our “well-capitalized” status at June 30, 2008 or future quarter-end dates, we will incur increased premiums for deposit insurance for that quarter. We also would be required to obtain FDIC approval to gather brokered deposits during such times as we are considered to be “adequately capitalized” for regulatory capital purposes. In addition, if we fall below the “well-capitalized” level it may trigger acceleration of certain of our brokered deposits held as money market accounts and result in the non-renewal of brokered deposits held as CDs. Because our four largest depositors are considered brokered deposits, acceleration of payment on these deposits could have a material impact on our liquidity.

The greater Las Vegas and Phoenix/Scottsdale economies continue to weaken. The continuation of this weakening could seriously affect Silver State’s profitability and asset quality.

Las Vegas and Phoenix, the primary markets in which we operate, each experienced dramatic economic growth for many years, which fueled a demand for our loans and deposit products. The Las Vegas economy began weakening in the second half of 2007 as the loss of real estate and construction jobs from the declining residential market, as well as lost casino/hotel jobs due to the scheduled closing of old casino resorts to make way for new casino projects, caused the local unemployment rate to rise. The Las Vegas economy continued experiencing weakness in the first quarter of 2008 as the downturn in the national economy adversely affected tourism and the sluggish credit markets put some projected resort properties on hold. Taxable sales in Clark County (the county in which Las Vegas is located) were down 4.9% in January 2008 as compared to January 2007 and down 3.1% in February 2008 as compared to February 2007. Passenger traffic at McCarran Airport fell in each month of the first quarter of 2008 as compared to the same month in 2007, with the exception of February, which benefited from the extra day in 2008.

Our current primary market area is substantially dependent on gaming and tourism revenue, and a downturn in gaming or tourism could hurt our business and our prospects.

Our business is currently concentrated in the greater Las Vegas market area. The economy of the greater Las Vegas market area is unique in the United States for its level of dependence on services and industries related to gaming and tourism. Any event that negatively affects the gaming or tourism industry will adversely affect the Las Vegas economy.

Gaming and tourism revenue (whether or not such tourism is directly related to gaming) is vulnerable to fluctuations in the national economy. A prolonged downturn in the national economy could have a significant adverse effect on the economy of the Las Vegas area. Virtually any development or event that could dissuade travel or spending related to gaming and tourism, whether inside or outside of Las Vegas, could adversely affect the Las Vegas economy. In this regard, the Las Vegas economy is more susceptible than the economies of other cities to issues such as higher gasoline and other fuel prices, increased airfares, unemployment levels, recession, rising interest rates, and other economic conditions, whether domestic or foreign. Gaming and tourism are also susceptible to certain political conditions or events, such as military hostilities and acts of terrorism, whether domestic or foreign. A terrorist act, or the mere threat of a terrorist act, may adversely affect gaming and tourism and the Las Vegas economy and may cause substantial harm to our business.

In addition, Las Vegas competes with other areas of the country for gaming revenue, and it is possible that the expansion of gaming operations in other states, such as California, as a result of changes in laws or otherwise, or the expansion of gaming operations in other countries could significantly reduce gaming revenue in the Las Vegas area.

Although we have no substantial customer relationships in the gaming and tourism industries, a general downturn in the Las Vegas economy, could have an adverse effect on our customers and result in an increase in loan delinquencies and foreclosures, a reduction in the demand for our products and services and a reduction in the value of the collateral for our loans which could result in the reduction of a customer’s borrowing power, any of which could adversely affect our business, financial condition and results of operations.

Changes in interest rates could adversely affect our results of operations and financial condition.

Our profitability is dependent to a large extent upon net interest income, which is the difference (or “spread”) between the interest earned on loans, securities and other interest-earning assets and interest paid on deposits, borrowings and other interest-bearing liabilities. Because of the differences in maturities and repricing characteristics of our interest-earning assets and interest-bearing liabilities, changes in interest rates do not produce equivalent changes in interest income earned on interest-earning assets and interest paid on interest-bearing liabilities. Accordingly, fluctuations in interest rates could adversely affect our interest rate spread, and, in turn, our profitability.

Changes in the interest rate environment can affect both our net interest income and our non-interest income. Floating rate loans, short-term borrowings and savings and time deposit rates are generally influenced by short-term rates. The Federal Open Market Committee (FOMC) further reduced the Discount Rate by 225 basis points and the Federal Funds Rate by 200 basis points during the 2008 first quarter, and by an additional 25 basis points to both rates at its recent meeting in April 2008. These decreases in short-tem interest rates have resulted in a more positively sloped yield curve. Our prime lending rate had a corresponding decrease, from 7.25% at December 31, 2007 to 5.00% currently, resulting in a decrease in the rates on floating rate loans as well as the rates on new fixed-rate loans. Our earnings will be adversely affected by a decrease in interest rates because a significant majority of our interest-earning assets are variable rate instruments that will reprice faster than our interest-bearing liabilities, which will result in further compression of our net interest margin (computed by dividing net interest income by total average earning assets) in 2008. Any further decreases in the Discount Rate and the Federal Funds Rate by the FOMC will likely have a similar effect. In addition, although more discretionary, rates for our interest-bearing deposits are slower to adjust to the decrease in rates due to competitive pressures. The computation of a prospective effect of a 100 point hypothetical interest rate decrease results in a decrease of net interest income of (0.3%) for the three months ended March 31, 2008.

In the future, our earnings may be adversely affected by an increase in interest rates due to increased funding costs, with short-term borrowings immediately repricing to higher rates and deposit rates, although more discretionary, increasing due to competitive pressures. Additionally, as rates increase, customers typically shift funds from lower rate core demand and savings accounts to fixed-rate certificates of deposit in order to lock in higher rates. Further, as a result of the large percentage of variable rate loans in our loan portfolio, it is possible that during a period of rising interest rates the amount of interest charged to our customers may increase, which, if coupled with an overall decline in our customers’ cash flows from operations, could result in an increase in loan delinquencies and correspondingly result in an increase of our provision for loan losses.

Because we compete primarily on the basis of the interest rates we offer depositors and the terms of loans we offer borrowers, our margins could decrease if we are required to increase deposit rates or lower interest rates on loans in response to competitive pressures.

We face intense competition both in making loans and attracting deposits. The Las Vegas and Phoenix/Scottsdale market areas have a high concentration of financial institutions, many of which are branches of large national and regional banks, which have resulted from the consolidation of the banking industry in our market areas and surrounding states. Some of these competitors have significantly greater resources than we do and may offer services that we do not provide such as trust and investment related services. Customers who seek “one stop shopping” may be drawn to these institutions.

We compete primarily on the basis of the rates we pay on deposits and the rates and other terms we charge on the loans we originate, as well as the quality of our customer service. Our competition for loans comes principally from commercial banks, savings institutions, credit unions, finance companies and insurance companies operating locally and elsewhere. Price competition for loans is expected to adversely affect the yields we can obtain on our loan portfolio. Price competition for deposits has adversely affected our ability to generate low cost core deposits in our primary market areas sufficient to fund our asset growth. As a result we have sought alternative funding through borrowings and may need to more aggressively price our deposit products resulting in an increase in our costs of funding and a reduction in our net interest margin.

Our most direct competition for deposits comes from commercial banks, savings banks, savings and loan associations and credit unions. There are large national and regional financial institutions operating throughout our market areas, and we also face strong competition from other community-based financial institutions. If interest rates rise, we would expect to face additional significant competition for deposits from short-term money market funds and other corporate and government securities funds and from brokerage firms and insurance companies, in addition to national and regional financial institutions. To the extent the equity markets continue to improve, we would also expect significant competition from brokerage firms and mutual funds. Price competition for deposits might result in us attracting or retaining fewer deposits or paying more on our deposits.

During the fourth quarter of 2006 we began to experience some narrowing of our net interest margin reflecting competitive pricing pressure in both loans and deposits, which has resulted in overall lower interest rate spreads than in prior periods. The competitive pricing pressure has continued throughout 2007. If the competition we experienced in the fourth quarter of 2006 and throughout 2007 in the form of higher deposit rates offered by local financial institutions continues into 2008, it could have the effect of increasing our cost of funds to a level higher than we have experienced historically, adversely affecting our net interest margin.

Our growth and expansion strategy may not prove to be successful and our market value and profitability may suffer.

Growth through acquisitions of banks or the organization of new banks in high-growth markets, including in markets outside of our current markets, represents an important component of our business strategy. At this time, we have no agreements or understandings to acquire any financial institutions or financial services providers. Any future acquisitions will be accompanied by the risks commonly encountered in acquisitions. These risks include, among other things:

•	difficulty of integrating operations and personnel;

•	potential disruption of our ongoing business; and

•

inability of our management to maximize our financial and strategic position by the successful implementation of uniform product offerings and the incorporation of uniform technology into our product offerings and control systems.

We expect that competition for suitable acquisition candidates may be significant. We may compete with other banks or financial service companies with similar acquisition strategies, many of which are larger and have greater financial and other resources. We cannot assure you that we will be able to identify successfully and acquire suitable acquisition targets on acceptable terms and conditions.

In addition to the acquisition of existing financial institutions, we may consider the organization of new banks in new market areas. We do not have any current plan to organize a new bank. Any acquisition or organization of a new bank carries with it numerous risks, including the following:

•	the inability to obtain all required regulatory approvals;

•	significant costs and anticipated operating losses during the application and organizational phases, and the first years of operation of the new bank;

•	the inability to secure the services of qualified senior management;

•	the local market may not accept the services of a new bank owned and managed by a bank holding company headquartered outside of the market area of the new bank;

•	the inability to obtain attractive locations within a new market at a reasonable cost; and

•	the additional strain on management resources and internal systems and controls.

We cannot assure you that we will be successful in overcoming these risks or any other problems encountered in connection with acquisitions and the organization of new banks. Our inability to overcome these risks could have an adverse effect on our ability to achieve our business strategy and maintain our market value and profitability growth.

We may have difficulty managing our growth, which may divert resources and limit our ability to expand our operations successfully.

We have significantly grown our balance sheet since our formation, particularly over the past five years. Although we expect modest growth in 2008 due in part to the continued difficult economic environment in our market areas, we expect to continue to grow in the future our assets and deposits, the products and services which we offer and the scale of our operations, generally, both internally and through acquisitions. Our ability to manage our growth successfully will depend on our ability to maintain cost controls and asset quality while attracting additional loans and deposits on favorable terms. If we grow too quickly and are not able to control costs and maintain asset quality, this rapid growth could materially adversely affect our financial performance.

Our rapid growth has placed, and it may continue to place, significant demands on our operations and management. Our future success will depend on the ability of our officers and other key employees to continue to implement and improve our operational, credit, financial, management and other internal risk controls and processes and our reporting systems and procedures, and to manage a growing number of client relationships. We may not successfully implement improvements to our management information and control systems and control procedures and processes in an efficient or timely manner and may discover deficiencies in existing systems and controls. In particular, our controls and procedures must be able to accommodate an increase in expected loan volume and the infrastructure that comes with new branches and banks. Thus, our growth strategy may divert management from our existing businesses and may require us to incur additional expenditures to expand our administrative and operational infrastructure. If we are unable to manage future expansion in our operations, we may experience compliance and operational problems, have to slow the pace of growth, or have to incur additional expenditures beyond current projections to support such growth, any one of which could adversely affect our business. In response to the current weakening of economic conditions, we expect that our growth will occur at a significantly slower rate than in prior years.

Our growth could be hindered unless we are able to recruit additional qualified employees.

Our business plan includes, and is dependent upon, our hiring and retaining highly qualified and motivated executives and employees at every level, and, in particular, experienced loan officers and branch managers. We expect to experience substantial competition in our endeavor to identify, hire and retain the top-quality employees that we believe are key to our future success. If we are unable to hire and retain qualified employees, we may not be able to grow our franchise and successfully execute our business strategy.

Our business would be harmed if we lost the services of one or more of our senior management team or senior relationship bankers.

We believe that our success to date has been substantially dependent on our senior management team, which includes Corey L. Johnson, our President and Chief Executive Officer, Michael J. Threet, our Chief Operating and Chief Financial Officer, Calvin D. Regan, President of Silver State Bank, Michael Thorell, Chief Lending Officer and Chief Credit Administration Officer for Silver State Bank, and certain of our senior relationship bankers. We also believe that our prospects for success in the future are dependent on retaining our senior management team and senior relationship bankers. In addition to their skills and experience as bankers, these persons provide us with extensive community ties upon which our competitive strategy is based. The loss of the services of any of these persons could have an adverse effect on our business if we are unable to replace them with equally qualified persons who are also familiar with our market areas.

We have a limited operating history and have not been through a variety of business cycles. This makes it difficult to evaluate our future prospects and may increase the risk that we will continue to be successful.

We began operations in 1996 and since that time the Las Vegas market has had 10 years of positive economic growth until more recently as economic growth has begun to decline. As a result, we do not have an extensive operating history during a variety of business cycles for you to evaluate in assessing our future prospects. You must consider our business and prospects in light of the risks and difficulties we will encounter as the Las Vegas and/or the Phoenix/Scottsdale economies experience a downturn. We may not be able to address these risks and difficulties successfully, which could materially harm our business and operating results. In particular, to the extent we were to experience a downturn in the local and regional economy following our rapid growth, our business, financial condition and results of operations may be adversely affected.

Changes in the regulation of financial services companies could adversely affect our business.

Proposals for further regulation of the financial services industry are continually being introduced in Congress and various state legislatures. The agencies regulating the financial services industry also periodically adopt changes to their regulations. It is possible that one or more legislative proposals may be adopted or regulatory changes may be made that would have an adverse effect on our business.

Many of our loans have been made recently, and in certain circumstances there is limited repayment history against which we can fully assess the adequacy of our allowance for loan losses. If our allowance for loan losses is not adequate to cover actual loan losses, our earnings will decrease.

The risk of nonpayment of loans is inherent in all lending activities, and nonpayment, if it occurs, may negatively affect our earnings and overall financial condition, as well as the value of our common stock. Also, some of our loans have been made over the last three years and in certain circumstances there is limited repayment history against which we can fully assess the adequacy of our allowance for loan losses. We make various assumptions and judgments about the collectibility of our loan portfolio and provide an allowance for loan losses based on several factors. If our assumptions are wrong, our allowance for loan losses may not be sufficient to cover our losses, which would have an adverse effect on our operating results. Additions to our allowance for loan losses decrease our net income. Due to the significant increase in loans originated during this period we cannot assure you that we will not experience an increase in delinquencies and losses as these loans continue to mature. The actual amount of future provisions for loan losses cannot be determined at this time and may exceed the amounts of past provisions.

We have recently had a significant increase in nonperforming assets, potential problem loans, impaired loans and charge-offs due primarily to residential construction and land loans where the borrower has experienced financial difficulty or experienced delays caused by the permitting process, and the general economic slowdown in the markets in which we operate, which has affected the timing or completion and ultimate disposition of the finished project.

Our dependence on loans secured by real estate subjects us to risks relating to fluctuations in the real estate market and related interest rates, environmental risks and legislation that could result in significant additional costs and capital requirements that could adversely affect our assets and results of operations.

A significant portion of our loan portfolio is secured by real estate. Real estate served as the principal source of collateral with respect to approximately 91% of our loan portfolio at March 31, 2008 and December 31, 2007 and approximately 89% of our loan portfolio at December 31, 2006. Our markets have experienced a sharp increase in real estate values in recent years, in part as the result of historically low interest rates. More recently, real estate values have been declining in the markets in which we operate.

During the first quarter of 2008, we continued to experience significant competitive pressures and challenging market conditions in the markets in which we operate as the economies in the Las Vegas and Phoenix/Scottsdale areas, as well as the national economy, have shown signs of significant weakness. As a result, the residential housing markets in the Las Vegas and Phoenix areas have experienced a significant decline with growing inventories of newly constructed one-to-four family residential homes and declining property values. The weakness in the residential market has begun to expand into the commercial real estate market as builders and related industries downsize. The extent of the impact of the deterioration of the Nevada and Arizona economies and real estate markets on certain segments of our loan portfolio, namely our residential construction and land loans, began to be realized toward the end of the first quarter of 2008 as project delays mounted and updated appraisals showing significant lower valuations were received. With many real estate projects requiring an extended time to market, some of our borrowers have exhausted their liquidity which requires us to place the loan into nonaccrual status. The Company experienced a decline in the valuations of the real estate collateral for certain portions of its loan portfolio late in the first quarter of 2008, and continuing through May 2008, as reflected in recently received updated appraisals.

These economic trends have begun to adversely affect our asset quality with nonaccrual loans increasing to $78.0 million compared to $13.1 million at December 31, 2007. Nonperforming loans as a percentage of gross loans were 4.79% as of March 31, 2008, compared to 0.84% at December 31, 2007. Nonperforming assets as a percentage of total assets were 4.14% as of March 31, 2008, compared to 0.75% as of December 31, 2007. In addition, our potential problem loans totaled approximately $274.5 million at March 31, 2008 compared to $84.5 million at December 31, 2007. For the three months ended March 31, 2008, net charge-offs as a percentage of average loans were 0.57% compared to less than 0.01% for the corresponding period in 2007. OREO was $1.2 million at March 31, 2008 compared to $110,000 at December 31, 2007. Continuation of these economic and real estate factors are likely to affect our asset quality and overall performance.

Acts of nature which may cause uninsured damage and other loss of value to real estate that secures these loans may also adversely affect our financial condition. In the course of business, we may acquire, through foreclosure, properties securing loans that are in default. In commercial real estate lending, there is a risk that hazardous substances could be discovered on these properties. In this event, we might be required to remove these substances from the affected properties at our sole cost and expense. The cost of this removal could substantially exceed the value of affected properties. We may not have adequate remedies against the prior owner or other responsible parties or could find it difficult or impossible to sell the affected properties, which could adversely affect our business, financial condition and operating results.

In December 2006, banking regulators issued guidance regarding high concentrations of real estate loans within bank lending portfolios. The guidance requires institutions that exceed certain levels of real estate lending to maintain higher capital ratios than institutions with lower concentrations, if they do not have appropriate risk management policies and practices in place. Although our management believes it has implemented appropriate risk management policies and practices, there are no guarantees that our regulators will reach the same conclusions at each examination. A contrary regulatory conclusion could adversely affect our business and result in a requirement for increased capital which may not be available at that time.

Our concentration in real estate construction and land loans subjects us to risks such as inadequate security for repayment of those loans and fluctuations in the demand for those loans based on changes in the real estate market.

We have a high concentration in real estate loans in our loan portfolio, specifically construction and land loans. At March 31, 2008, approximately 91% of total gross loans were classified as real estate loans. At March 31, 2008, approximately 11% of real estate loans were classified as residential construction loans , approximately 25% of real estate loans were classified as commercial construction loans, approximately 21% were classified as residential land loans, and approximately 19% were classified as commercial land loans. In addition, commercial real estate loans represent approximately 17% and single family residential loans represent approximately 7% of total real estate loans as of March 31, 2008. Approximately 64% of commercial real estate loans are owner occupied.

Construction lending involves additional risks when compared to permanent residential or commercial real estate lending because funds are advanced upon the security of the project, which is of uncertain value prior to its completion. Because of the uncertainties inherent in estimating construction costs, the market value of the completed project and the effects of governmental regulation of real property, it is relatively difficult to determine accurately the total funds required to complete a project and the related loan-to-value ratio. Construction lending also typically involves higher loan commitment levels than residential lending.

In addition, during the term of a construction loan, no payment from the borrower typically is required since the accumulated interest is added to the principal of the loan through an interest reserve. Construction loans often involve the disbursement of substantial funds with repayment substantially dependent on the success of the ultimate project and the ability of the borrower to sell or lease the property or obtain permanent take-out financing, rather than the ability of the borrower or guarantor to repay principal and interest. If our appraisal of the value of the completed project proves to be overstated, we may have inadequate security for the repayment of the loan upon completion of construction and may incur a loss.

Land loans involve additional risks because the length of time from financing to completion of a development project is significantly longer than for a traditional construction loan, which makes them more susceptible to declines in real estate values, declines in overall economic conditions which may delay the development of the land and changes in the political landscape that could affect the permitted and intended use of the land being financed. In addition, during this long period of time from financing to completion, the collateral does not generate any cash flow to support the debt service.

Our financial condition may be adversely affected by a decline in the value of the real estate securing our loans. Real estate values have recently been declining in most of our markets, which may adversely affect our financial condition.

Our non-interest income is significantly affected by our continued ability to originate, sell and service SBA loans.

Our non-interest income is significantly affected by our ability to generate new SBA loans. Approximately 62% of our other non-interest income for 2007 was generated from the sale of loans, which primarily represented the sale of SBA loans. Increases in interest rates and changes in other economic conditions could result in decreased SBA loan demand as well as lower gains on sale.

SBA lending is a federal government created and administered program. As such, legislative and regulatory developments can affect the availability and funding of the program. This dependence on legislative funding and regulatory restrictions from time to time causes limitations and uncertainties with regard to the continuation of the program, with a resulting potential adverse financial effect on our business. Currently, the maximum limit on individual SBA 7A loans is $2 million. Any reduction in this level could adversely affect the volume of our business. Since our SBA business constitutes a significant portion of our lending program, our dependence on this government program and its periodic uncertainty relative to availability of the program funding and its general availability creates greater risk for our business than do more stable aspects of our business.

Our business is subject to liquidity risk, and changes in our source of funds may adversely affect our performance and financial condition by increasing our cost of funds.

Our ability to make loans is directly related to our ability to secure funding. Core deposits are our primary source of liquidity. We also use the national certificate of deposit, or CD, markets, which are generally CDs purchased by other financial institutions, and brokered CDs. Both the national CD market and brokered CDs are rate sensitive. We also rely on advances from the FHLB of San Francisco as a funding source. We also have entered into agreements with other lending institutions under which we can purchase federal funds through an unsecured line of credit. These agreements can be terminated by the lending institution at any time. In May 2008, the Company’s maximum capacity to purchase federal funds under these agreements was reduced to approximately $69.0 million as compared to approximately $104.0 million at March 31, 2008 and approximately $90.5 million as of December 31, 2007. We can make no assurances that we will continue to have access to this capacity of federal funds in the future. Payments of principal and interest on loans and sales and participations of eligible loans are also a primary source for our liquidity needs.

Primary uses of funds include withdrawal of and interest payments on deposits, originations of loans and payment of operating expenses. Core deposits represent a significant source of low-cost funds. Alternative funding sources such as large balance time deposits or borrowings are a comparatively higher-cost source of funds. Liquidity risk arises from the inability to meet obligations when they come due or to manage unplanned decreases or changes in funding sources. Although we believe we can continue to pursue our core deposit funding strategy successfully, significant fluctuations in core deposit balances may adversely affect our financial condition and results of operations.

A large percentage of our deposits is attributable to a relatively small number of customers. Several of our large deposit customers have deposit balances that can fluctuate significantly. The loss of even a few of these customers or a significant decline in their deposit balances may have a material adverse effect on our liquidity and results of operations.

Our 20 largest depositors accounted for approximately 51.7% of our deposits and our five largest depositors accounted for approximately 44.3% of our deposits at March 31, 2008. We have provided loans to two of our 20 largest depositors at December 31, 2007. The total aggregate principal balance of these loans was $30.2 million at March 31, 2008. Our largest depositor as of March 31, 2008 accounted for 22.4% of our total deposits. Of our 20 largest depositors at March 31, 2008, two were related to each other representing 12.9% of our total deposits. Also, of our 20 largest depositors at March 31, 2008, two were entities affiliated with directors of Silver State Bank and Choice Bank representing 1.7% of our total deposits. As of any month ended during the first three months of 2008 and all of 2007, we had up to four depositors who each accounted for more than 5.0% of total deposits at such times. The deposit terms offered to our 20 largest depositors are consistent with the terms offered to our other large depositors. Included among our 20 largest depositors are four depositors who as of March 31, 2008, accounted for $674.1 million, or 42.9%, of our total deposits. The deposit balances of these four customers are considered for regulatory purposes to be brokered deposits, and constitute all our brokered deposits at that date. Brokered deposits are generally considered to be deposits that have been received by us from a registered broker that is acting on behalf of that broker’s customer. Often, a broker will direct a customer’s deposits to the banking institution offering the highest interest rate available. Federal banking law and regulation places restrictions on depository institutions regarding brokered deposits because of the general concern that these deposits are at a greater risk of being withdrawn and placed on deposit at another institution offering a higher interest rate, thus posing liquidity risk for institutions that gather brokered deposits in significant amounts. The balances of our brokered deposits measured as of each month end from January 1, 2007 to March 31, 2008 have fluctuated, ranging from a high of $674.1 million, or 42.9% of total deposits to a low of $228.3 million, or 22.3%, of total deposits. Our brokered deposits pose a heightened risk of not being retained by us because these customers tend to be very rate sensitive in making their decisions as to the financial institution with which they choose to place their deposits. We have approximately $155.2 million in brokered deposits scheduled to mature in the second quarter of 2008.

Due to the nature of our larger customers’ businesses, the deposit balances they maintain with us may fluctuate significantly from month to month resulting in the list of our largest depositors similarly changing. For example, two of our five largest depositors are large financial services companies that provide financing services to other financial service companies, securities clearing services to brokerage firms and brokerage services to a large number of commercial and individual customers. Additionally, two of our nine largest depositors are title insurance companies. Part of the services these financial service companies and title insurance companies provide to their customers includes holding short-term account balances to facilitate the ordinary course of business of these customers. The monies for these account balances are placed on deposit with us. Due to the short-term nature of the deposit balances maintained by the customers of our large depositors, the deposit balances maintained with us tend to fluctuate.

The loss of one or more of our 20 largest customers, or a significant decline in the deposit balances due to ordinary course fluctuations related to these customers’ businesses, would adversely affect our liquidity and require us to raise deposit rates to attract new deposits, purchase federal funds or borrow funds on a short term basis to replace such deposits. Depending on the interest rate environment and competitive factors, low cost deposits may need to be replaced with higher cost funding, resulting in a decrease in net interest income and net income.

Our business and results of operations could be harmed due to litigation associated with the collapse of Southwest Exchange, Inc. or Southwest Exchange.

Southwest Exchange, a former customer of Silver State Bank, is currently under investigation and reported to be a defendant in a number of lawsuits for the loss of funds belonging to Southwest Exchange’s customers, which loss has been estimated in newspaper articles to exceed $100.0 million. Southwest Exchange maintained certain deposit accounts with Silver State Bank. Although Southwest Exchange did not maintain custody or escrow accounts at Silver State Bank in the name of or for the benefit of customers of Southwest Exchange, Silver State Bank may become involved in protracted litigation as a result of the activities of Southwest Exchange.

Silver State Bank was also recently named, along with 41 other named defendants, as a defendant in a consolidated litigation pending before the Nevada District Court, Clark County (P&D Kelesis, LLC et al. v. Southwest Exchange, et al., Case No. A535439), claiming causes of action for conversion and negligence per se against the Bank. The plaintiffs purported to serve Silver State Bank with this complaint on February 7, 2008. The amount claimed in this consolidated lawsuit is approximately $12.7 million. On April 11, 2008, the plaintiffs served the Bank with an amended complaint, claiming causes of action for breach of fiduciary duty, conversation, negligence per se, unjust enrichment, and Breach of Uniform Fiduciaries Act. On May 2, 2008, some, but not all, additional claimants joined in the Amended Claims (the “Albrittons’ Claims”). The Albrittons’ Claims total $8.0 million, bringing total claims against Silver State Bank related to this matter to approximately $20.7 million. The Bank filed a motion to dismiss the complaint (or in the alternative, for summary judgment) which was denied by the court to allow the plaintiffs additional time for discovery. After the period for discovery, the plaintiffs may amend the complaint and we may file new motions for dismissal or summary judgment.

We believe the allegations against us in these lawsuits are without merit and we intend to vigorously defend these and any other future lawsuits pertaining to this matter. However, if we are not dismissed from these lawsuits or are included in other litigation regarding Southwest Exchange, our employees, officers and directors may be required to expend substantial amounts of time in connection with such litigations which will prevent them from concentrating on our normal business. In addition, we may be required to spend substantial sums on legal representation in connection with any such litigation.

Our Articles of Incorporation and Code of Bylaws and certain laws and regulations may prevent certain transactions, including a sale or merger of Silver State Bancorp, which may adversely affect the price of our common stock.

Provisions of our Articles of Incorporation and Code of Bylaws, federal regulations and various other factors may make it more difficult for companies or persons to acquire control of us without the consent of our Board of Directors. The factors that may discourage takeover attempts or make them more difficult include:

•

Articles of Incorporation, Code of Bylaws and statutory provisions. Provisions of our Articles of Incorporation and Code of Bylaws and of Nevada law may make it more difficult and expensive to pursue a takeover attempt that our Board of Directors opposes. These provisions also make more difficult the removal of our current directors or management, or the election of new directors. These provisions include:

•	limitations on voting rights of the beneficial owners of more than 10% of our common stock;

•	supermajority voting requirements for certain business combinations and changes to some provisions of our Articles of Incorporation and Code of Bylaws;

•	the election of directors to staggered terms of three years;

•	provisions regarding the timing and content of stockholder proposals and nominations;

•	provisions restricting the calling of special meetings of stockholders;

•	the absence of cumulative voting by stockholders in the election of directors; and

•	limitations imposed by Nevada law on business transactions with certain significant stockholders.

•

Bank Regulatory Approvals. The acquisition of specified amounts of our common stock (in some cases, the acquisition of more than 5% of our common stock) may require certain regulatory approvals, including the approval of the Federal Reserve and one or more of our state banking regulatory agencies. The filing of applications with these agencies and the accompanying review process can take several months. Additionally, any corporation, partnership or other company that becomes a bank holding company as a result of acquiring control of us would become subject to regulation as a bank holding company under the Bank Holding Company Act of 1956, as amended, or the BHC Act.

•

Significant ownership by directors and executive officers. Following the offering, our directors and executive officers, directly and through our employee stock benefit plans, are expected to own in the aggregate approximately [        ]% of our common stock to be outstanding. This significant percentage ownership by our directors and executive officers could make it more difficult to obtain the required vote for a takeover or merger that management opposes.

Our banks’ ability to service our corporate debt and pay dividends is subject to regulatory limitations, which, to the extent we are not able to access those funds, may impair our ability to accomplish our growth strategy and pay our operating expenses.

We expect to use our earnings as capital for operations and expansion of our business. Silver State Bancorp is a legal entity separate and distinct from our subsidiary banks. Since we are a holding company with no significant assets other than the capital stock of our subsidiaries, we depend upon dividends from our subsidiaries for a substantial part of our revenue. Accordingly, our ability to pay dividends depends primarily upon the receipt of dividends or other capital distributions from our subsidiaries. Our subsidiaries’ ability to pay dividends to us is subject to, among other things, their earnings, financial condition and need for funds, as well as federal and state governmental policies and regulations applicable to us and each of those subsidiaries, which limit the amount that may be paid as dividends without prior approval. In addition, if any required payments on outstanding trust preferred securities are not made, we will be prohibited from paying dividends on our common stock.

As of March 31, 2008, Silver State Bank and Choice Bank were “well capitalized” for regulatory purposes. Therefore, as of March 31, 2008, Silver State Bank and Choice Bank had the unrestricted ability to pay dividends in an aggregate amount of approximately $8.7 million and to remain “well capitalized.”

We currently do not pay a dividend on our common stock. For the foreseeable future, our Board of Directors intends to follow a policy of retaining earnings for the purpose of increasing our capital and supporting additional growth.

Risks Related To The Offering

Because our management will have broad discretion over the use of the net proceeds from the rights offering, you may not agree with how we use the proceeds, and we may not invest the proceeds effectively.

We currently anticipate that we will use the net proceeds of the rights offering for general corporate purposes, including investments in our wholly owned banking subsidiary, Silver State Bank, and our management may allocate the proceeds among such purposes as it deems appropriate. Accordingly, our management will retain broad discretion to allocate the net proceeds of this offering. The net proceeds may be applied in ways with which you and other investors in the offering may not agree. Moreover, our management may use the proceeds for corporate purposes that may not increase our market value or make us profitable. In addition, it may take us some time to deploy the proceeds from this offering effectively in accordance with our intended uses. Unless the proceeds are effectively deployed, our return on equity and earnings per share may be negatively affected. Management’s failure to utilize the proceeds effectively could have an adverse effect on our business, financial condition and results of operations.

The market price of our common stock is volatile and may decline before or after the subscription rights expire.

The market price of our common stock is and will continue to be subject to wide fluctuations in response to numerous factors, some of which are beyond our control. These factors include, among other things, actual or anticipated variations in our costs of doing business, operating results and cash flow, the nature and content of our earnings releases and our competitors’ earnings releases, changes in financial estimates by securities analysts, business conditions in our markets and the general state of the securities markets and the market for other financial stocks, the number of shares we proposed to issue and ultimately do issue, changes in capital markets that affect the perceived availability of capital to companies in our industry, governmental legislation or regulation, currency and exchange rate fluctuations, and general economic and market conditions, such as downturns in our economy and recessions.

Once you exercise your subscription rights, you may not revoke them. We cannot assure you that the market price of our common stock will not decline after you elect to exercise your subscription rights. If you exercise your subscription rights and, afterwards, the public trading market price of our common stock decreases below the subscription price, you will have committed to buying shares of our common stock at a price above the prevailing market price and could have an immediate unrealized loss. Our common stock is traded on the NASDAQ Global Market under the ticker symbol “SSBX,” and the last reported sales price of our common stock on [            ], 2008 was $[            ] per share. Moreover, we cannot assure you that following the exercise of your subscription rights you will be able to sell your common stock at a price equal to or greater than the subscription price. Until shares are delivered upon expiration of the rights offering, you will not be able to sell or transfer the shares of our common stock that you have elected to purchase in the rights offering.

If you do not fully exercise your subscription rights, your ownership interest will be diluted.

Assuming we sell the full amount of common stock issuable in connection with the rights offering and the transaction contemplated by the standby purchase agreements, we will issue approximately [            ] shares of our common stock. If you choose not to fully exercise your subscription rights prior to the expiration of the rights offering, your relative ownership interest in our common stock will be diluted.

Even if you fully exercise your subscription rights, your ownership interest may be diluted.

The standby purchasers have agreed to acquire from us, at the subscription price of $[            ] per share, up to [            ] shares of common stock offered but not subscribed for by stockholders in the rights offering. Therefore, subject to any termination of the rights offering by us, all of the shares of common stock that are being offered in the rights offering (including any oversubscription privileges) will be purchased regardless of whether any shares of common stock are subscribed for pursuant to the exercise of subscription rights. The number of shares available for sale to the standby purchasers will depend on the number of shares subscribed for by our stockholders pursuant to their basic subscription rights and oversubscription privileges in the rights offering. In exchange for the commitment of the standby purchasers, we have agreed to sell to them no less than [            ] shares of common stock, referred to as the minimum guarantee amount, at the subscription price. If there are not sufficient shares of common stock available in the rights offering to satisfy the minimum amount guaranteed to the standby purchasers, we will sell to the standby purchasers additional shares of common stock necessary to meet this minimum guarantee amount upon the closing of the rights offering, which will have a dilutive effect on all of our stockholders relative ownership interests. As a result, upon completion of the offering, we expect to sell a minimum of [            ] shares of our common stock and a maximum of [            ] shares of our common stock, depending upon the number of shares subscribed for by stockholders pursuant to their basic subscription rights and oversubscription privileges. This issuance may further dilute your ownership interest.

A public trading market for the subscription rights may not develop or be maintained.

We expect to list the subscription rights for trading on the NASDAQ Global Market until the end of trading on the last business day before the expiration date of the rights offering. However, there has been no prior market for the rights and no assurance can be given that a market will develop or, if a market develops, that it will continue until the expiration date of the rights offering. In the event a market develops, there can be no assurance that the market price for the subscription rights will not be subject to significant fluctuations prior to the expiration date of the rights offering.” Our right to terminate the rights offering prior to its completion may limit the transferability of the subscription rights.

The subscription price determined for the rights offering is not an indication of the fair value of our common stock.

In determining the subscription price, our board considered a number of factors, including: the price at which our stockholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the amount of proceeds desired, the potential need for liquidity and capital, potential market conditions, negotiations with standby purchasers, and the desire to provide an opportunity to our stockholders to participate in the rights offering on a pro-rata basis. In conjunction with its review of these factors, our board also reviewed a range of discounts to market value represented by the subscription prices in various prior rights offerings by other public companies. The subscription price of $[            ] per full share is not necessarily related to our book value, net worth, or any other established criteria of fair value and may or may not be considered the fair value of our common stock to be offered in the rights offering. Our common stock may trade at prices above or below the subscription price.

We may cancel the rights offering at any time prior to the expiration of the rights offering, and neither we nor the subscription agent will have any obligation to you except to return your exercise payments and you may lose your investment in subscription rights purchased on the market.

We may, in our sole discretion, decide not to continue with the rights offering or cancel the rights offering prior to the expiration of the rights offering. If the rights offering is cancelled, all subscription payments that the subscription agent has received will be returned, without interest, as soon as practicable. If holders of subscription rights have purchased their subscription rights on the NASDAQ Global Market or from third parties, the amounts they paid will not be returned by the NASDAQ Global Market or by such third parties, resulting in a loss of their investment.

Your percentage ownership in our common stock may be diluted in the future because of existing equity awards on our common stock, and future capital raising activities.

As of May 31, 2008, we had outstanding options to purchase 1,032,959 shares at a weighted average exercise price of $12.09 per share. All of these options are held by our directors, executive officers and employees. The issuance of shares following the exercise of options will result in dilution of your ownership of our common stock. In the future, we may issue additional equity securities in order to fund working capital needs, regulatory capital requirements, capital expenditures and product development, or to make acquisitions and other investments, which may dilute your ownership interest.

If you do not act promptly and follow the subscription instructions, we may reject your exercise of subscription rights.

If you desire to purchase shares in the rights offering, you must act promptly to ensure that the subscription agent actually receives all required forms and payments before the expiration of the rights offering at [        ] p.m., Eastern Time, on [                    ], 2008. If you are a beneficial owner of shares, you must act promptly to ensure that your broker, custodian bank or other nominee holder acts for you and that all required forms and payments are actually received by the subscription agent before the expiration of the rights offering. We are not responsible if your broker, or other nominee holder, fails to ensure that the subscription agent receives all required forms and payments before the expiration of the rights offering. If you fail to complete and sign the required subscription forms, send an incorrect payment amount, or otherwise fail to follow the subscription procedures that apply to the exercise of your subscription rights prior to the expiration of the rights offering, the subscription agent may reject your subscription or accept it only to the extent of the payment received. Neither we nor our subscription agent undertake any responsibility to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a subscription exercise properly complies with the subscription procedures.

FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements,” which may be identified by the use of such words as “may,” “believe,” “expect,” “intend,” “anticipate,” “should,” “plan,” “estimate,” “predict,” “continue” and “potential” or the negative of these terms or other comparable terminology. Examples of forward-looking statements include, but are not limited to, estimates with respect to our financial condition, results of operations, plans, objectives, future performance or expectations and business that are subject to various factors which could cause actual results to differ materially from these estimates. These factors include, but are not limited to, those described in the “Risk Factors” section and the following:

•	the timing and occurrence or non-occurrence of events may be subject to circumstances beyond our control;

•	there may be increases in competitive pressure among financial institutions or from non-financial institutions;

•	changes in the interest rate environment could adversely affect our results of operations and financial condition;

•	changes in gaming or tourism in our primary market area;

•	changes in accounting principles, policies or guidelines;

•

general economic conditions, either nationally or locally in some or all of the areas in which we do business, or conditions in the securities markets or the banking industry may be less favorable than we currently anticipate;

•	legislative or regulatory changes may adversely affect our business;

•	changes in management’s estimate of the adequacy of the allowance for loan losses;

•	litigation or matters before regulatory agencies, whether currently existing or commencing in the future, may delay the occurrence or non-occurrence of events longer than we anticipate;

•	changes in deposit flows, loan demand or real estate values may adversely affect our business;

•	technological changes may be more difficult or expensive than we anticipate; and

•	success or consumption of new business initiatives may be more difficult or expensive than we anticipate.

Any or all of our forward-looking statements in this prospectus and in any other public statements we make may turn out to be wrong. They can be affected by inaccurate assumptions we might make or by known or unknown risks and uncertainties. Consequently, no forward-looking statement can be guaranteed. We do not intend to update any of the forward-looking statements after the date of this prospectus or to conform these statements to actual results. All forward-looking statements contained in this prospectus are expressly qualified by these cautionary statements.

TRADING HISTORY

Prior to our initial registered public offering in July 2007, our common stock was listed on the OTC Bulletin Board under the symbol “SSBX.OB.” After the completion of our initial registered public offering, our common stock has been listed and began trading on the NASDAQ Global Market under the symbol “SSBX.” The offering price for the shares of our common stock sold in the initial registered public offering was $20.00 per share. The following table sets forth for the periods indicated the high and low sales prices per share of our common stock as reported by the OTC Bulletin Board and NASDAQ Global Market. The quotations reflect inter-dealer prices, without retail mark-up, mark-down or commissions, and may not represent actual transactions.

	Closing Prices
2006	High	Low
First Quarter	$23.00	$19.50
Second Quarter	22.95	20.75
Third Quarter	26.00	22.00
Fourth Quarter	26.00	23.35

	Closing Prices
2007	High	Low
First Quarter	$26.20	$23.00
Second Quarter	24.10	22.00
Third Quarter	22.15	16.99
Fourth Quarter	18.20	14.00

	Closing Prices
2008	High	Low
First Quarter	$14.46	$8.30
Third Quarter (through May 30, 2008)	8.99	2.00

On May 30, 2008, the closing price of our common stock was $2.93 per share.

USE OF PROCEEDS

The net proceeds that we receive in connection with the rights offering cannot be stated with any degree of certainty at this time and will depend on the number of shares of our common stock sold and the amount of offering expenses that we incur. Because we do not know the number of shares that the standby purchasers will agree to commit to purchase, we cannot estimate at this time the minimum amount of shares of our common stock that will be purchased in connection with the rights offering, and we cannot estimate at this time the maximum amount of shares of our common stock that will be purchased if the rights offering is fully subscribed because we do not know the minimum guarantee amount. In addition, the amount of offering expenses that we incur will depend, in part, on the number of shares sold in the rights offering to our existing stockholders and their transferees and to the standby purchasers. See “Plan of Distribution.”

However, the net proceeds to us would be approximately $[    ] million based on the assumptions that a minimum of [    ] shares of our common stock are sold at a price of $[    ] per share for an aggregate of $[    ] and that total expenses will be $[    ] in the aggregate. These estimated net proceeds and total expenses are based on the assumptions that:

•	our insiders and their family members and affiliates purchase $[ ] of our common stock in the rights offering,

•	our existing stockholders who are not insiders or family members or affiliates of insiders do not purchase any shares of our common stock in the rights offering, and

•	standby purchasers purchase $[ ] of our common stock pursuant to their standby commitments.

In addition, the net proceeds to us would be approximately $[    ] million based on the assumptions that a maximum of [    ] shares of our common stock are sold at a price of $[    ] per share for an aggregate of $[ ] and that total expenses will be $[    ] in the aggregate. These estimated net proceeds and total expenses are based on the assumptions that:

•	our insiders and their family members and affiliates purchase $[ ] of our common stock in the rights offering,

•	our existing stockholders who are not insiders or family members or affiliates of insiders purchase $[ ] million of our common stock in the rights offering, and

•	standby purchasers purchase $[ ] of our common stock pursuant to their standby commitments.

Any changes to these assumptions may materially affect the estimated expenses and net proceeds of the rights offering. The net proceeds may vary since total expenses of the rights offering may be more or less than those estimated and since the number of shares sold may be less than indicated.

We intend to use the net proceeds from the rights offering and the transactions contemplated by the standby purchase agreements for general corporate purposes, including investments in our wholly-owned banking subsidiary, Silver State Bank. Our management will retain broad discretion in deciding how to allocate the net proceeds of this rights offering. Until we designate the use of net proceeds, we will invest them temporarily in liquid short-term securities. The precise amounts and timing of our use of the net proceeds will depend upon market conditions and the availability of other funds, among other factors.

CAPITALIZATION

The following table shows our capitalization as of March 31, 2008 on an actual basis and as adjusted to give pro forma effect to the rights offering and the transactions contemplated by the standby purchase agreements.

The table below should be read in conjunction with our consolidated financial statements and related notes that are included in this prospectus. A change in the number of shares sold in the offering may affect materially the capitalization.

	At March 31, 2008
	Historical	Minimum As adjusted(1)	Maximum As adjusted(2)
	(Dollars in thousands)
Long term borrowings:
Junior subordinated debt	$69,589	$	$
Other borrowings	53,600

Total long term borrowings	$123,189	$	$

Stockholders’ equity:(1)
Preferred stock, $.001 par value: 10,000,000 shares authorized, no shares issued or outstanding	$—	$	$
Common stock, $.001 par value; 60,000,000 shares authorized; 15,955,098 shares issued; 15,135,765 shares outstanding, [ ] outstanding on an adjusted basis	16
Additional paid-in capital	80,001
Retained earnings	67,500
Less cost of treasury stock, 819,333	(5,666)
Accumulated other comprehensive income	244

Total stockholders’ equity	142,095

Total capitalization	$265,284	$

(1)	Assumes that none of the subscription rights are exercised and the issuance of [ ] shares of common stock to the standby purchasers pursuant to the amounts committed in the standby purchase agreements.
(2)	Assumes that all subscription rights (including all oversubscription privileges) are exercised in full and the issuance of [ ] shares of common stock to the standby purchasers pursuant to the minimum guarantee amount in the standby purchase agreements.

The following table shows our regulatory capital amounts and related regulatory capital ratios as of March 31, 2008 on an actual basis and on a minimum and maximum adjusted basis to give pro forma effect to the rights offering and the transactions contemplated by the standby purchase agreements.

	At March 31, 2008
	Actual		Minimum As adjusted(1)			Maximum As adjusted(2)
	Amount	Ratio	Amount	Ratio		Amount	Ratio
	(Dollars in thousands)
Regulatory Capital Ratios:(3)
Total Capital (to Risk Weighted Assets)	$213,254	11.4%	$		%	$		%
Tier I Capital (to Risk Weighted Assets)	$169,443	9.1%	$		%	$		%
Tier I Capital (to Average Assets)	$169,443	9.3%	$		%	$		%

(1)	Assumes that none of the subscription rights are exercised and the issuance of [ ] shares of common stock to the standby purchasers pursuant to the amounts committed in the standby purchase agreements.
(2)	Assumes that all subscription rights (including all oversubscription privileges) are exercised in full and the issuance of [ ] shares of common stock to the standby purchasers pursuant to the minimum guarantee amount in the standby purchase agreements.
(3)	The net proceeds from our sale of common stock in this offering are presumed to be invested in securities which carry a 20% risk weighting for purposes of our risk-based capital ratios.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This discussion and analysis reflects Silver State Bancorp’s financial statements and other relevant statistical data and is intended to enhance your understanding of our financial condition and results of operations. You should read the information in this section in conjunction with Silver State Bancorp’s Consolidated Financial Statements and accompanying Notes to Consolidated Financial Statements beginning on page F-1 of this prospectus, and the other statistical data provided elsewhere in this prospectus. Unless otherwise indicated, the financial information presented in this section reflects the consolidated financial condition and operations of Silver State Bancorp.

Executive Summary

We are a Nevada corporation formed on January 21, 1999 to acquire all of the issued and outstanding stock of Silver State Bank and to engage in the business of a bank holding company under the BHC Act. Silver State Bank was formed in July 1996, as a commercial bank headquartered in Henderson, Nevada. On September 5, 2006, we acquired Choice Bank. As of March 31, 2008, Choice Bank was an Arizona state-chartered bank that was formed on January 28, 2002. With the acquisition of Choice Bank, we became a multi-bank holding company operating both Choice Bank and Silver State Bank as separate bank subsidiaries. Choice Bank was merged into Silver State Bank effective on April 1, 2008 with the combined bank operating as Silver State Bank.

Since commencing business, Silver State Bank has grown from one location in Henderson, Nevada to thirteen branches in the greater Las Vegas market area and four branches in the greater Phoenix/Scottsdale market area, including one new branch in the Las Vegas market that opened in February 2008 and one new branch in the Phoenix/Scottsdale area that opened in April 2008.

Our assets and liabilities are comprised primarily of loans and deposits, respectively. We provide a variety of loans to our customers, including construction and land loans, commercial real estate loans, commercial and industrial loans, Small business Administration (SBA) loans and to a lesser extent, residential real estate and consumer loans. We fund our loans primarily with locally generated deposits and borrowings to the extent needed.

In July 2007, we completed our initial registered public offering of common stock raising approximately $25.5 million of net proceeds. From the effective date of our initial registered public offering in July 2007 through March 31, 2008, a total of $15.0 million and $1.5 million of the net proceeds have been contributed as additional paid-in capital to Silver State Bank and Choice Bank, respectively. In addition, during this same period, the Company has used approximately $3.6 million of the net proceeds to repurchase 282,000 shares of the Company’s outstanding common stock under a stock repurchase program. The remainder has been retained by the Company and invested in accordance with its investment policy and available for use for general corporate purposes, including but not limited to the repayment of outstanding debt, the addition of new branches in existing and contiguous markets and the development of additional products or services.

In July 2007, we issued $30 million of trust preferred securities, in a private placement, similar to our previous trust preferred securities issuances. The trust preferred securities have a floating rate, which resets quarterly, equal to three-month LIBOR plus 1.35%, and a maturity date of September 15, 2037. The first optional redemption date is September 15, 2012. The issuance was part of a pooled offering involving other participating issuers, and was made pursuant to an applicable exemption from registration under the Securities Act of 1933, as amended. We are using the proceeds from the sale for general corporate purposes, including but not limited to the repayment of the amount outstanding under a $20 million 90 day non-revolving term loan facility, the addition of new branches in existing and contiguous markets, and the development of additional products and services. These junior subordinated debt securities are generally included in Tier 1 capital for regulatory purposes.

The second half of 2007 and the first quarter of 2008 have been highlighted by significant disruption and volatility in the financial and capital marketplaces. This instability has been attributable to a variety of factors, the most significant of which has been the fallout from the failures and defaults associated with the sub-prime mortgage market. Although we do not engage in sub-prime lending, our markets have been affected by these factors. During the first quarter of 2008, there has continued to be a decline in the national housing and real estate markets as well as the overall economy.

During 2007 and continuing in the first quarter of 2008, we experienced significant competitive pressures and challenging market conditions in the markets in which we operate as the economies in the Las Vegas and Phoenix/Scottsdale areas, as well as the national economy, have shown signs of significant weakness. The Las Vegas economy has weakened recently as the loss of real estate and construction jobs from the declining residential market, as well as lost casino/hotel jobs due to the scheduled closing of old casino resorts to make way for new casino projects, has caused the local unemployment rate to rise to 5.7% as of March 2008 compared to 4.3% a year earlier and 5.6% at December 31, 2007. Population growth has also tapered off, rising 2.7% from 2006 to 2007. New home sales in the first quarter of 2008 were down 44% from the first quarter of 2007. In the Phoenix area, closings of new homes and resale homes in the first quarter of 2008 have decreased 46% and nearly 39%, respectively, compared to the first quarter of 2007. As a result, the residential housing markets in the Las Vegas and Phoenix areas have experienced a significant decline with growing inventories of newly constructed one-to-four family residential homes and declining property values. The weakness in the residential market has begun to expand into the commercial real estate market as builders and related industries downsize. The extent of the impact of the deterioration of the Nevada and Arizona economies and real estate markets on certain segments of our loan portfolio, namely our residential construction and residential land loans, began to be realized toward the end of the first quarter of 2008 as project delays mounted and updated appraisals showing significant lower valuations were received. With many real estate projects requiring an extended time to market, some of our borrowers have exhausted their liquidity which requires us to place the loan into nonaccrual status. These economic trends have begun to adversely affect our asset quality with nonaccrual loans increasing to $78.0 million as of March 31, 2008, compared to $13.1 million at December 31, 2007. Nonperforming loans as a percentage of gross loans were 4.79% as of March 31, 2008, compared to 0.84% at December 31, 2007. Nonperforming assets as a percentage of total assets were 4.14% as of March 31, 2008, compared to 0.75% as of December 31, 2007. In addition, our potential problem loans totaled approximately $274.5 million at March 31, 2008 compared to $84.5 million at December 31, 2007. For the three months ended March 31, 2008, net charge-offs as a percentage of average loans were 0.57% compared to less than 0.01% for the corresponding period in 2007. OREO was $1.2 million at March 31, 2008 compared to $110,000 at December 31, 2007. Continuation of these economic and real estate factors are likely to continue to affect our asset quality and overall performance.

We have taken actions to work through this economic environment of which the most obvious was a significant increase in our loan loss provision. In addition, we have modified our lending guidelines to reflect the current economic conditions. For example, we are requiring greater pre-sales of homes for construction projects from the borrowers that we approve and we are also requiring more cash from the borrower at closing to improve loan to cost and loan to value ratios. We created a new internal loan review department to work in conjunction with our external loan review protocols. This department will be the first to review whether each loan is progressing according to its original terms and conditions so as to identify potential problems sooner in the process. We have increased the number of professionals in our Special Assets Department to enhance our ability to further mitigate issues with problem loans. Finally, we have effected a range of expense reduction measures to help with profitability which we estimate could save up to $1.0 million per quarter.

Our asset growth during the first quarter of 2008 was driven by our loan originations and an increase in cash equivalents, with deposits and Federal Home Loan Bank (FHLB) advances serving as our primary funding sources. Net loans increased 3.1% to $1.59 billion as of March 31, 2008 from $1.54 billion as of December 31, 2007. Total cash equivalents increased 512.1% to $84.7 million as of March 31, 2008 from $13.8 million as of December 31, 2007. Total deposits increased 10.2% to $1.57 billion as of March 31, 2008 from $1.43 billion as of December 31, 2007. To further enhance our deposit growth, we have continued to expand our branch network, opening one new branch in the Las Vegas area during February 2008 and one new branch in the Phoenix/Scottsdale area in April 2008. We have plans to open one additional branch in the Las Vegas area and two additional branches in the Phoenix/Scottsdale area during the remainder of 2008. FHLB advances increased 29.8% to $117.6 million as of March 31, 2008 from $90.6 million as of December 31, 2007.

Our asset growth during 2007 was driven by our loan originations, with deposits serving as our primary funding source. Net loans grew to $1.5 billion, or 53.3% as of December 31, 2007 from $1.0 billion as of December 31, 2006. Total deposits increased 44.6% to $1.4 billion as of December 31, 2007 from $986.3 million as of December 31, 2006. We opened two new branches in the Las Vegas area and one new branch in the Phoenix area during 2007 to further enhance our asset growth. We also used the proceeds from issuance of junior subordinated debt and proceeds from our initial registered public offering of common stock as a supplement to our deposit growth. Our junior subordinated debt increased $30.9 million, or 80.0%, for the year ended December 31, 2007. Our initial public offering and our issuance of junior subordinated debt enabled the Company to be considered “well-capitalized” pursuant to regulatory capital definitions at December 31, 2007 with Tier 1 Risk Based, Total Risked Based, and Tier 1 capital to average assets or leverage ratio of 10.6%, 12.5% and 11.0%, respectively.

In November 2007, the Company announced a stock repurchase program to acquire up to 764,415 shares, or 5%, of the Company’s outstanding common stock. As of December 31, 2007, the Company had repurchased 135,400 shares of stock at an average price of $15.19 per share. The Company repurchased 146,600 shares of its common stock under an authorized stock repurchase program at a weighted average price per share of $10.29 during the quarter ended March 31, 2008. At March 31, 2008 the maximum number of shares remaining that may yet be purchased under this stock repurchase program was 482,415. The repurchased shares are held in treasury. The Company has no plans to repurchase any additional shares of common stock under this repurchase program during the second quarter of 2008.

We experienced a net loss for the three months ended March 31, 2008 of $14.4 million, or ($0.95) per diluted share, compared to net income of $5.6 million, or $0.39 per diluted share, for the corresponding period in 2007. The net loss for the three months ended March 31, 2008 was due primarily to an increase of $29.7 million to the provision for loan losses for the three months ended March 31, 2008 compared to the corresponding period of 2007. The increase in the provision for loan losses is primarily attributable to our residential construction and residential land loan portfolio which continues to experience deterioration in estimated collateral values and repayment abilities of some of our customers. Other reasons for the increase are attributable to an overall increase in nonperforming assets, an increase in our potential problem loans and the continuing general weakening economic conditions in the markets served by the Company. Our non-interest income decreased $705,000 and our non-interest expenses increased $2.9 million for the three months ended March 31, 2008 compared to the corresponding period of 2007. Our net interest income increased $1.9 million for the three months ended March 31, 2008 compared to the corresponding period of 2007, and we had a difference of $11.4 million between our income tax benefit for the three months ended March 31, 2008 and our income tax expense for the corresponding period of 2007.

Our net income for the year ended December 31, 2007 increased 18.9% to $24.8 million, or $1.68 per diluted share, compared to $20.9 million, or $1.52 per diluted share, for the year ended December 31, 2006. The increase in net income for 2007 was due primarily to an increase in net interest income of $24.1 million and an increase in non-interest income of $2.5 million, offset by an increase of $6.3 million to the provision for loan losses and an increase of $13.7 million in non-interest expenses. The increase in the provision for loan losses was due to the increase in size of our loan portfolio, an increase in nonperforming assets, an increase in our potential problem loans, and the general weakening economic conditions in the markets served by the company.

Our results of operations are largely dependent on net interest income. Net interest income is the difference between interest income we earn on interest-earning assets, which are comprised primarily of construction and land loans, commercial real estate loans, and to a lesser extent commercial business, residential and consumer loans, and the interest we pay on our interest-bearing liabilities, which are primarily deposits and, to a lesser extent, other borrowings. Management strives to match the repricing characteristics of the interest-earning assets and interest-bearing liabilities to protect net interest income from changes in market interest rates and changes in the shape of the yield curve. The increase in net interest income for the three months ended March 31, 2008 compared to the corresponding period in 2007 is due primarily to an increase in our loan portfolio offset by a decrease in our net interest margin from 5.7% for the three months ended March 31, 2007 to 4.3% for the three months ended March 31, 2008. The decrease in net interest margin is primarily attributable to an overall decline in market interest rates and a continued increase in competitive pricing pressure in both loans and deposits. In addition, our net interest margin decreased by approximately 0.22% due to the reversal of interest income on loans being placed on nonaccrual status during the first quarter of 2008. The increase in net interest income for 2007 is due primarily to an increase in our loan portfolio offset by a decrease in our net interest margin from 6.2% for the year ended December 31, 2006 to 5.6% for the year ended December 31, 2007. The decrease in our net interest margin reflects an increase in competitive pricing pressure in both loans and deposits.

The instability in the mortgage and housing markets has continued to impact the global markets and domestic markets and has contributed to the significant credit and liquidity crisis which began during the third quarter of 2007. In response to the liquidity and credit crisis and potential impact on the overall economy, the Federal Open Market Committee (FOMC) reduced the Discount Rate by 225 basis points and the Federal Funds Rate by 200 basis points during the 2008 first quarter, and by an additional 25 basis points to both rates at its recent meeting in April 2008. Furthermore, since the beginning of the 2007 third quarter the FOMC has reduced the Discount Rate by 400 basis points and the Federal Funds Rate by 325 basis points. These decreases in short-tem interest rates have resulted in a more positively sloped yield curve. However, this interest rate environment may continue to have an adverse affect on our net interest margin in the near future as the majority of our interest-earning assets, including approximately 98% of our loan portfolio, are variable rate instruments that will reprice faster than our interest-bearing liabilities.

If the competition we experienced in 2007 and the first quarter of 2008 in the form of higher deposit rates offered by local financial institutions, several of which are affiliated with significantly larger national and international financial institutions, continues into 2008, it could have the effect of increasing our cost of funds to a level higher than we have experienced historically. We continue to utilize FHLB advances and other wholesale funding sources to supplement our local sources of funds and as a means to lower our overall cost of funds.

We also have experienced strong competition in making loans in the form of intense pricing pressure on the interest rates we offer. This strong competition coupled with decreasing interest rates on our variable rate loans has caused the average yield on our loan portfolio in 2007 and the first quarter of 2008 to decrease significantly compared to prior periods. Price competition for loans is expected to continue, and may intensify, as a result of additional de novo bank entrants into our marketplace and the pricing strategies of our larger competitors. Price competition for loans is expected to have an adverse impact on the yields we can obtain on our loan portfolio. The competitive pressures we face in both lending and deposit gathering are expected to result in a continued narrowing of our net interest margin in future periods.

Non-interest income for the three months ended March 31, 2008 decreased 26.4% from the corresponding period in 2007, due primarily to a decrease in gain on sale of loans held for sale and loan servicing fees on our SBA loan products. Non-interest expense for the three months ended March 31, 2008 increased 30.6% from the corresponding period in 2007, due primarily to an increase in salary and benefits, occupancy costs, professional fees, depreciation and amortization expense, and insurance expense due to an increase in FDIC deposit insurance assessments, all reflecting our overall balance sheet and franchise growth.

Non-interest income for the year ended December 31, 2007 increased 42.1% from the year ended December 31, 2006, due primarily to an increase in the gain on sale of loans held for sale and an increase in other bank fee income generated from our bank products and services. Non-interest expense for the year ended December 31, 2007 increased 49.1% from the year ended December 31, 2006, due primarily to an increase in salary and benefits, occupancy costs, professional fees, depreciation and amortization expense, and insurance expense, all reflecting our overall balance sheet and franchise growth.

Operating efficiency is measured in terms of how efficiently income before income taxes is generated as a percentage of revenue. Our efficiency ratio (non-interest expenses divided by the sum of net interest income and non-interest income) was 59.0% for the three months ended March 31, 2008, compared to 47.8% for the corresponding period in 2007. Our efficiency ratio (non-interest expenses divided by the sum of net interest income and non-interest income) was 46.2% for the year ended December 31, 2007, compared to 44.0% for the year ended December 31, 2006.

The net loss for the three months ended March 31, 2008 combined with the decrease in equity resulted in a return on average equity, or ROE, of (36.2)% for the three months ended March 31, 2008 compared to 20.6% for the corresponding period in 2007. Our ROE for the year ended December 31, 2007 was 18.8% compared to 23.7% for the year ended December 31, 2006. Our return on average assets, or ROA, for the three months ended March 31, 2008 decreased to (3.2)% compared to 1.8% for the corresponding period in 2007. Our ROA for the year ended December 31, 2007 was 1.6% compared to 2.1% for the year ended December 31, 2006.

We have a high concentration in real estate loans in our loan portfolio, specifically construction and land loans. At March 31, 2008, approximately 91% of total gross loans were classified as real estate loans. At March 31, 2008, approximately 11% of real estate loans were classified as residential construction loans, approximately 25% of real estate loans were classified as commercial construction loans, approximately 21% were classified as residential land loans, and approximately 19% were classified as commercial land loans. In addition, commercial real estate loans represent approximately 17% and single family residential loans represent approximately 7% of total real estate loans as of March 31, 2008. Approximately 64% of commercial real estate loans are owner occupied as of March 31, 2008.

Our future growth opportunities will be influenced by the growth and stability of the statewide and regional economies, other demographic population trends and the competitive environment within and around the states of Nevada and Arizona. We believe that we have developed lending products and marketing strategies to address the diverse credit-related needs of the residents in our market areas. We intend the primary funding for our growth to be customer deposits, using borrowed funds to supplement our deposit initiatives as a funding source. We intend to grow customer deposits by continuing to offer desirable products at competitive rates and by opening new branch offices.

In the future, our earnings may be adversely affected by the decrease in interest rates because as of December 31, 2007, approximately 98% of our interest-earning assets are variable rate instruments that will reprice faster than our interest-bearing liabilities, which may result in further compression of our net interest margin. If interest rates increase, we anticipate that our profitability measured by net interest income and net interest margin would increase. However, as a result of our large percentage of variable rate loans, it is possible that during a period of rising interest rates the amount of interest charged to our customers may increase which, if coupled with an overall decline in those customers’ cash flows from operations, could result in an increase in loan delinquencies and correspondingly result in an increase in our provision for loan losses. Additionally, as of December 31, 2007, approximately 68% of our loan portfolio have maturities of less than one year that would need to be replaced with new loans in order to maintain and grow that portfolio. Historically, we have been successful in renewing loans with our borrowers on a regular basis, as evidenced by our history of significant loan growth. However, with the current economic downturn or a significant increase in interest rates, we may not achieve the same success at renewing our short-term loans, which would have an adverse impact on our results of operations.

Our 20 largest depositors accounted for approximately 51.7% of our total deposits and our five largest depositors accounted for approximately 44.3% of our total deposits at March 31, 2008. Our largest depositor as of March 31, 2008 accounted for 22.4% of our total deposits. The deposit terms offered to our 20 largest depositors are consistent with the terms offered to our other large depositors. Our four largest depositors accounted for $674.1 million, or 42.9% of total deposits at March 31, 2008. The deposit balances of these four largest customers are considered for regulatory purposes to be brokered deposits, and constitute all our brokered deposits at that date. Federal banking law and regulation places restrictions on depository institutions regarding brokered deposits because of the general concern that these deposits are at a greater risk of being withdrawn and placed on deposit at another institution offering a higher interest rate, thus posing liquidity risk for institutions that gather brokered deposits in significant amounts. We expect to gradually reduce the level of brokered deposits throughout the remainder of 2008, replacing them with other deposits or borrowings, as appropriate.

Our brokered deposits pose a heightened risk of not being retained by us because these customers tend to be very rate sensitive in making their decisions as to the financial institution with which they choose to place their deposits. Although the deposits of our four brokered deposit customers may meet the regulatory definition of a brokered deposit, we consider them to be corporate customers with which we either have or are in the process of building longer term customer relationships. Two of these customers have been our depositors for approximately four years.

We believe that our net income has not been, and do not expect it to be, adversely affected by the use of brokered short-term deposits. As a general matter, we price brokered deposits separately from our pricing of deposits gathered through our local branch networks. Both historically and currently, our brokered deposits have had a lower average cost than time deposits gathered through our local branch network because we can offer rates to brokered deposit customers outside of our market area that are lower than the rates we offer through our local branch network. In addition, our brokered deposits have had a comparable cost to wholesale borrowings available through the use of FHLB borrowings. As with all funding decisions, we continually analyze our various funding choices and price our deposit products, including brokered deposits, with a view towards obtaining the lowest cost funding while meeting our liquidity needs and achieving the best net interest margin possible. We carefully monitor the balances in our brokered accounts, the impact of movements in interest rates generally, the interest rates offered by local competitors, the rates offered by other institutions that access the brokered deposit market, the availability of wholesale borrowings and related costs of such funding sources. We also developed contingency funding plans in the event that we fail to retain one or more of our brokered deposit customers.

Due to the nature of our larger customers’ businesses, the deposit balances they maintain with us may fluctuate significantly from month to month resulting in the list of our largest depositors similarly changing. For example, two of our five largest depositors are large financial services companies that provide financing services to other financial service companies, securities clearing services to brokerage firms and brokerage services to a large number of commercial and individual customers. Additionally, two of our nine largest depositors are title insurance companies. Part of the services these financial services companies and title insurance companies provide to their customers includes holding short-term account balances to facilitate the ordinary course of business of these customers. Although the many individual account balances of the customers of our large financial services depositors tend to be smaller, when placed on deposit with us into our depositor’s account they result, in the aggregate, in a very large balance relative to our other accounts. Due to the short-term nature of the deposit balances maintained by the customers of our large depositors, the deposit balances maintained with us tend to fluctuate.

The loss of one or more of our largest 20 customers, or a significant decline in the deposit balances due to ordinary course fluctuations related to these customers’ businesses, would adversely affect our liquidity and require us to raise deposit rates to attract new deposits, purchase federal funds or borrow funds on a short-term basis to replace such deposits. Depending on the interest rate environment and competitive factors, low cost deposits may need to be replaced with higher cost funding, resulting in a decrease in net interest income and net income.

We believe that other non-interest expense items, including professional expenses and other costs related to compliance with the reporting requirements of the United States securities laws and compliance with SOX, will continue to increase significantly as we develop as a publicly traded company.

We believe that we are positioned for expansion within our market areas and that by expanding our presence, continuing to diversify our geographic sources of income, growing our deposit relationships, and maintaining our operating efficiency, we will be able to increase our profitability and enhance our franchise value.

Outlook

Despite the net loss for our most recent quarter, our core operations, including net interest income, remained positive, even with net interest margin compression. In addition to our core branch banking operations, we operate twelve loan production offices located in Nevada, Utah, Colorado, Washington, Oregon, California and Florida, which are established and staffed around personnel who are experienced SBA loan producers in their geographic market. According to recent lending statistics, Silver State Bank is the leading SBA lender in the state of Nevada as ranked by dollar volume. During 2007, Silver State Bank originated and closed $167.6 million in SBA loans, compared to $127.0 million in SBA loans in 2006. We will continue to focus on our core operations with the objective of increasing our net interest income and income from our SBA lending operation, while at the same time also focusing on expense reduction measures, which we have implemented in the second quarter of 2008, and which we estimate will save up to $1.0 million a quarter.

In addition, we remain optimistic about the long-term growth prospects of both Las Vegas, anchored by its international gaming industry, as well as the presence of five Fortune 500 companies headquartered in Las Vegas, and the Phoenix/Scottsdale area, which is the largest metropolitan area in the state of Arizona, with eight of Arizona’s top ten businesses by revenue being headquartered there. The fundamental strength of Arizona and Nevada as desirable places to live and work continue to point to our markets as long term growth areas.

We also believe that our new, more aggressive, risk management tactics will enhance our future asset quality. We ordered an independent third-party loan review of our construction and land portfolios. We also ordered updated appraisals of the real estate collateral underlying these portions of our loan portfolio and have received current appraisals on 71% of our impaired loans. The loan review has been completed with respect to our residential construction and residential land loan portfolios, which are generally considered to be the riskiest portions of our loan portfolio and is now focused on our commercial construction and commercial land portion. We expect the third party loan review will be completed in the second quarter of 2008. The results of the third party loan review of the residential construction and residential land loan portfolio are reflected in our asset quality data for the first quarter of 2008. While at this time we expect a net loss for the second quarter of 2008, which, combined with our first quarter results, is likely to result in a net loss for 2008, once the loan review is completed and the bulk of remaining appraisals are received, we are confident that the weaknesses inherent in our portfolio will have been identified, providing us with the ability to move forward toward net earnings once again.

Comparison of Financial Condition at December 31, 2007 and December 31, 2006 and at March 31, 2008 and December 31, 2007

Assets. Our total assets increased $554.7 million, or 45.9%, to $1.8 billion at December 31, 2007 as compared to $1.2 billion at December 31, 2006. This increase was due primarily to internally generated loan growth and reflects our ability to leverage our newly generated capital. Our overall growth was supported by the Company’s initial registered public offering of common stock in the third quarter of 2007 resulting in net proceeds of $25.5 million and the issuance of $30.9 million of junior subordinated debt during the third quarter of 2007.

Our total assets increased $151.0 million, or 8.6%, to $1.92 billion at March 31, 2008 as compared to $1.76 billion at December 31, 2007. This increase was due primarily to internally generated loan growth as well as a significant increase in cash and cash equivalents.

Loans. Total gross loans, net of deferred fees, were $1.6 billion at December 31, 2007, an increase of $543.3 million, or 53.5%, from $1.0 billion at December 31, 2006. Construction and land loans made up a majority of the increase in our loans in 2007. Commercial real estate loans, single family residential real estate loans and commercial and industrial loans also increased. Our overall growth in loans is consistent with our focus and strategy to grow our loan portfolio by focusing on markets which we believe have attractive growth prospects.

Total gross loans, net of deferred fees, were $1.63 billion at March 31, 2008, an increase of $68.4 million, or 4.4%, from $1.56 billion at December 31, 2007. Construction and land loans made up the majority of the increase in gross loans in the first quarter of 2008, primarily reflecting the completion of loans placed into our pipeline at the end of 2007.

We anticipate minimal or no loan growth for the remainder of 2008 as we continue to focus on working through the deteriorating economic environments in the markets in which we operate.

As of March 31, 2008 our loan portfolio totaled $1.63 billion, or approximately 85% of our total assets compared to $1.56 billion, or approximately 88% of our total assets as of December 31, 2007. The following table presents the composition of our loan portfolio in dollar amounts at the dates indicated.

Type	At March 31, 2008	At December 31, 2007
	(In thousands)
Construction and land	$1,120,443	$1,065,524
Commercial real estate	256,868	261,846
Commercial and industrial	146,795	139,258
Single family residential real estate	104,102	94,813
Consumer	5,018	4,944
Leases, net of unearned income	258	277
Net deferred loan fees	(6,146)	(7,691)

Gross loans, net of deferred fees	1,627,338	1,558,971
Less: Allowance for loan losses	(40,651)	(19,304)

	$1,586,687	$1,539,667

Construction and Land Loans. The principal types of our construction loans include industrial/warehouse properties, office buildings, retail centers, medical facilities, restaurants and entry level residential tract homes. Construction loans comprised approximately 32% of our total loan portfolio at March 31, 2008 compared to approximately 33% at December 31, 2007. On March 31, 2008 and December 31, 2007, our construction loans were as follows:

Type	At March 31, 2008	At December 31, 2007
	(In thousands)
One- to Four-family	$156,544	$149,891
Multi-Family	50,018	45,697
Hotel	22,553	29,499
Multi-Use	16,209	15,156
Industrial	48,991	35,521
Office	64,951	67,806
Retail	163,101	162,538
Other	1,189	2,160

Total Construction	$523,556	$508,268

We classify our land loans as loans on raw land, infill, land development and developed land loans. We consider raw land to be land that has no improvements on it and is located outside of a developed area. Infill is land that has no improvements but is located within a metropolitan area and is surrounded by developed land. Land development loans are loans containing budgeted dollars to finance the onsite improvements upon raw or infill land, and developed land loans consist of loans on land with improvements completed. Land loans comprised approximately 37% of our total loan portfolio at March 31, 2008, including SBA loans, compared to approximately 36% at December 31, 2007. On March 31, 2008 and December 31, 2007, our land loans were as follows:

Land Loans

Type	At March 31, 2008	At December 31, 2007
	(In thousands)
Residential Raw	$56,116	$56,174
Commercial Raw	54,490	51,583
Residential Infill	29,645	28,916
Commercial Infill	94,414	106,877
Residential Land Development	169,592	176,949
Commercial Land Development	138,196	84,719
Residential Developed Land	52,677	49,607
Commercial Developed Land	1,757	2,431

Total Land	$596,887	$557,256

Commercial Real Estate Loans. A significant component of our lending activity consists of loans to finance the purchase of commercial real estate and loans to finance inventory and working capital that are secured by commercial real estate. We have a commercial real estate portfolio comprised of loans on apartment buildings, professional offices, industrial facilities, retail centers and other commercial properties. Commercial real estate loans comprised approximately 16% of our total loan portfolio at March 31, 2008 compared to approximately 17% at December 31, 2007. On March 31, 2008 and December 31, 2007, our commercial real estate loans were as follows:

Type	At March 31, 2008	At December 31, 2007
	(In thousands)
Multi-Family	$9,340	$10,490
Hotel	4,624	5,523
Multi-Use	11,513	9,938
Industrial	50,194	48,593
Office	63,565	68,573
Mini-Storage	4,038	4,051
Retail	81,037	81,172
Other	32,557	33,506

Total Term CRE	$256,868	$261,846

Commercial and Industrial Loans. In addition to real estate secured loan products, we also originate commercial and industrial loans, including working capital lines of credit, inventory and accounts receivable lines, equipment loans and other commercial loans. We focus on making loans to small and medium-sized businesses in a variety of industries. Commercial and industrial loans comprised approximately 9% of our total loan portfolio at March 31, 2008 and December 31, 2007.

Residential Real Estate Loans. We originate residential mortgage loans secured by one-to-four family properties, most of which serve as the primary or secondary residences of the owner. We also originate residential real estate construction loans for primary and secondary residences, loans for improved custom home lots, home equity loans and home improvement loans. Residential real estate loans comprised approximately 6% of our total loan portfolio at March 31, 2008 and December 31, 2007.

Consumer Loans. We offer a variety of consumer loans to meet the needs of our commercial customers. Examples of our consumer loans include new and used automobile loans and personal lines of credit. Consumer loans comprised less than 1% of our total loan portfolio at March 31, 2008 and December 31, 2007.

Loans Held For Sale. Loans held for sale are those loans that the Company has the intent to sell in the foreseeable future. Loans held for sale were $91.2 million at March 31, 2008, an increase of $22.3 million, or 32.4% from December 31, 2007. The Company’s loans held for sale consist primarily of Small Business Administration (SBA) loans, which are fully funded. Our overall growth in loans held for sale is consistent with our focus and strategy to grow our SBA loan volume by focusing on markets which we believe have attractive growth prospects. In addition, the increase in loans held for sale is also due to the timing of the sales of these loans which also are subject to market demand.

Non-Performing Assets. Non-performing assets include loans past due 90 days or more and still accruing interest, nonaccrual loans, restructured loans, and OREO. In general, loans are placed on nonaccrual status when we determine timely recognition of interest to be in doubt due to the borrower’s financial condition and collection efforts. Restructured loans have modified terms to reduce either principal or interest due to deterioration in the borrower’s financial condition. OREO results from loans where we have received physical possession of the borrower’s assets that collateralized the loan.

The following table presents information regarding nonaccrual loans, accruing loans delinquent 90 days or more, and OREO as of the dates indicated. During the periods shown below, we did not have any loans past due 90 days or more and still accruing or interest income that would have been recorded under the original terms of the loans. In addition, we had no loans classified as troubled debt restructurings.

	At March 31, 2008	At December 31, 2007
	(Dollars in thousands)
Total nonaccrual loans (1)	$77,951	13,079
Restructured loans	—	—
Other real estate owned (OREO)	1,249	110

Total nonperforming assets	$79,200	$13,189

Nonaccrual loans to gross loans	4.79%	0.84%
Nonperforming assets to total assets	4.14	0.75
Interest income recognized on nonaccrual loans	$1,054	$1,002

(1)	We had no loans past due 90 days or more and still accruing as of the end of each period indicated.

The composite of nonaccrual loans were as follows as of the dates indicated:

	At March 31, 2008				At December 31, 2007
	# of Nonaccrual Loans	Nonaccrual Balance	%	Percent of Total Loans	# of Nonaccrual Loans	Nonaccrual Balance	%	Percent of Total Loans
	(Dollars in thousands)
Residential construction	20	$20,052	25.7%	1.23%	3	$4,991	38.2%	0.32%
Commercial construction	3	9,473	12.2	0.58	—	—	—	—
Residential land	18	43,614	55.9	2.68	7	5,357	41.0	0.35
Commercial land	1	2,349	3.0	0.15	—	—	—	—
Commercial real estate	3	2,003	2.6	0.12	4	1,785	13.6	0.11
Residential real estate	1	143	0.2	0.01	1	750	5.7	0.05
Commercial and industrial	7	317	0.4	0.02	5	196	1.5	0.01

Total Loans	53	$77,951	100.0%	4.79%	20	$13,079	100.0%	0.84%

Our nonaccrual loans consisted of 53 loans and totaled $78.0 million at March 31, 2008 and consisted of 20 loans and totaled $13.1 million at December 31, 2007. Residential construction and land loans comprise approximately 82% of the total aggregate balance of nonaccrual loans at March 31, 2008 compared to approximately 79% at December 31, 2007. This increase is due primarily to residential construction and residential land loans where the borrowers have required an extended time to market their projects due to the current challenging economic environment and have exhausted their available liquidity. Loans related to the southern Nevada market area comprise approximately 90% of the total aggregate balance of nonaccrual loans at March 31, 2008 compared to approximately 88% at December 31, 2007.

Of the nonaccrual loans at March 31, 2008, the five largest had an aggregate balance of $40.1 million or approximately 52% of nonaccrual loans. The largest such loan had an aggregate balance of $13.6 million and was secured by 164 finished condominium lots and all common area improvements. This loan has a specific reserve of $1.6 million. The next four largest nonaccrual loans have aggregate balances ranging from $5.3 million to $7.5 million and are secured by single family residence lots, industrial buildings and raw land.

The total amount of additional interest income on nonaccrual loans that would have been recognized for the three months ended March 31, 2008 if interest on all such loans had been recorded based upon original contract terms was approximately $975,000. We are currently committed to lend approximately $10.9 million in additional funds on these nonaccrual loans, in accordance with the original terms of these loans; however, the Company is not legally obligated to, and will not, disburse additional funds on any loans while in nonaccrual status.

OREO consists of two properties and totaled approximately $1.2 million at March 31, 2008 and consisted of one property and totaled approximately $110,000 at December 31, 2007. The two properties in OREO at March 31, 2008 include two custom single-family residences under construction and one raw land property. Concurrent with the transfer of these properties to OREO, the Company recognized a $150,000 charge-off representing the difference between the estimated fair value less estimated cost to sell of the properties and outstanding loan balances.

We also classify our loans consistent with federal banking regulations using a nine category grading system. The following table presents information regarding potential problem loans, consisting of loans in grades six through nine but still performing as of the dates indicated. These grades are referred to in applicable banking regulations as “Other Loans Especially Mentioned,” “Substandard,” “Doubtful,” and “Loss” and are described in further detail on our Form 10-K.

	At March 31, 2008				At December 31, 2007
	# of Loans	Loan Balance	%	Percent of Total Loans	# of Loans	Loan Balance	%	Percent of Total Loans
	(Dollars in thousands)
Residential construction	35	$43,953	16.0%	2.70%	14	$22,748	26.9%	1.46%
Commercial construction	11	47,412	17.3	2.91	4	14,273	16.9	0.92
Residential land	38	112,507	41.0	6.91	15	32,369	38.3	2.08
Commercial land	8	64,215	23.4	3.95	2	3,376	4.0	0.22
Commercial real estate	4	1,391	0.5	0.09	8	3,915	4.6	0.25
Residential real estate	8	4,220	1.5	0.26	7	6,735	8.0	0.43
Commercial and industrial	10	833	0.3	0.05	12	1,013	1.2	0.06
Consumer	—	—	—	—	4	77	0.1	<0.01

Total Loans	114	$274,531	100.0%	16.87%	66	$84,506	100.0%	5.42%

Our potential problem loans, consisted of 114 loans and totaled approximately $274.5 million at March 31, 2008 and consisted of 66 loans and totaled $84.5 million at December 31, 2007. Construction and land loans comprise approximately 98% of the total aggregate balance of potential problem loans at March 31, 2008 compared to approximately 86% at December 31, 2007. The increase in potential problem loans is due primarily to residential construction and residential land loans where borrowers have experienced substantial construction delays and required an extended time to market their projects due to the current challenging economic environment in the markets we operate which has caused the timing of completion or ultimate disposition of the finished project to be delayed. Our potential problem loans are primarily secured by real estate with loan to value ratios within bank policy limits at time of origination.

To assist us in identifying weaknesses in our construction and land loan portfolios, we ordered updated appraisals on the real estate collateral underlying these loans and in April 2008 we engaged an independent third party to review these portions of our loan portfolio. The results of the appraisal updates and the independent loan review were taken into account in establishing our provision for loan losses in the first quarter of 2008. The independent loan review has been completed with respect to our residential construction and residential land loan portfolio and is now focused on our commercial construction and commercial land loan portfolio which we expect will be completed in the second quarter of 2008. In addition, we continue to receive updated appraisals with respect to our residential construction and residential land loan portfolios, as well as, our commercial construction portfolio.

The following table sets forth information regarding impaired loans as of the dates indicated:

	At March 31, 2008		At December 31, 2007
	# of Loans	Loan Balance	# of Loans	Loan Balance
		(In thousands)
Impaired loans with a specific valuation allowance under SFAS 114:
Residential construction	5	$6,438	5	$10,149
Commercial construction	2	7,663	—	—
Residential land	12	43,698	3	5,266
Commercial land	1	2,349	1	327
Commercial real estate	1	207	2	528
Residential real estate	1	143	1	143
Commercial and industrial	7	827	9	437

Total impaired loans with a specific valuation allowance under SFAS 114	29	$61,325	21	$16,850

Impaired loans without a specific valuation allowance under SFAS 114:
Residential construction	28	$34,778	16	$27,956
Commercial construction	7	21,767	7	23,015
Residential land	30	79,808	22	57,655
Commercial land	5	59,556	1	3,048
Commercial real estate	3	1,184	3	1,351
Residential real estate	10	8,200	7	5,964
Commercial and industrial	1	85	—	—

Total impaired loans without a specific valuation allowance under SFAS 114	84	$205,378	56	$118,989

Total impaired loans	113	$266,703	77	$135,839

Related allowance for loan losses on impaired loans		$11,658		$2,149
Average balance of impaired loans during the period(1)		$302,847		$129,136
Interest income recognized during the period on impaired loans(1)		$5,025		$10,516

(1)	For the three months ended March 31, 2008 and year ended December 31, 2007.

Impaired loans pursuant to SFAS 114, consisted of 113 loans and totaled $266.7 million at March 31, 2008 and consisted of 77 loans and totaled $135.8 million at December 31, 2007. We are currently committed to lend approximately $60.2 million in additional funds on these impaired loans, in accordance with the original terms of these loans; however, the Company is not legally obligated to, and will not, disburse additional funds on any loans while in nonaccrual status. Of the $60.2 million in committed funds on impaired loans, $10.9 million is applicable to nonaccrual loans. The Company will continue to monitor its portfolio on a regular basis and will lend additional funds as warranted on these impaired loans. Impaired loans are individually assessed to determine whether a loan’s carrying value is not in excess of the fair value of the collateral or the present value of the loan’s cash flows. Smaller balance homogeneous loans that are collectively evaluated for impairment, such as residential mortgage loans and consumer loans, are specifically excluded from the impaired loan portfolio. Approximately 62% of the impaired loans as of March 31, 2008 relates to residential construction and residential land loans. As of March 31, 2008, $205.4 million of impaired loans do not have any specific valuation allowance under SFAS 114. Pursuant to SFAS 114, a loan is impaired when both the contractual interest payments and the contractual principal payments of a loan are not expected to be collected as scheduled in the loan agreement. The $205.4 million of impaired loans without a specific valuation allowance as of March 31, 2008 are generally impaired due to delays or anticipated delays in receiving payments pursuant to the contractual terms of the loan agreements. In addition, at March 31, 2008 and December 31, 2007, we had no loans classified as troubled debt restructurings, as defined in SFAS 15, Accounting by Debtors and Creditors for Troubled Debt Restructurings.

However, due to the current economic environments in the markets in which we operate and deterioration of certain loans in our portfolio, we may have loans classified as troubled debt restructurings during the remainder of 2008.

The Company experienced significant declines in the current valuations for real estate collateral supporting portions of its loan portfolio, specifically residential construction and residential land loans, late in the first quarter of 2008, and continuing through May 2008, as reflected in recently received appraisals. As a result, a qualitative adjustment was recorded to the allowance for loan losses as of March 31, 2008, in the amount of approximately $6.0 million for impaired loans for which updated appraisals have not yet been received. Currently, $188.0 million, or approximately 71%, of impaired loans, have recent appraisals. If real estate values continue to decline and as updated appraisals are received, the Company may have to increase its allowance for loan losses appropriately.

Allowance for Loan Losses. The allowance for loan losses was $19.3 million, or 1.24% of gross loans, at December 31, 2007 compared to $11.2 million, or 1.10% of gross loans, at December 31, 2006. The increase in the percentage of allowance for loan losses to gross loans is primarily due to weaknesses in the residential real estate markets in which we operate, an increase in nonperforming assets, an increase in potential problem loans, and the general weakening economic condition in the markets served by the Company. Net loan charge-offs were $1.1 million for 2007. We had $13.1 million in total nonperforming loans at December 31, 2007 compared to $132,000 at December 31, 2006.

The allowance for loan losses was $40.7 million, or 2.50% of gross loans, at March 31, 2008 compared to $19.3 million, or 1.24% of gross loans, at December 31, 2007. During the first quarter of 2008, we increased the allowance for loan losses due to the weaknesses in the residential real estate markets in which we operate specifically related to our residential construction and land portfolio which continues to experience deterioration in estimated collateral values and repayment abilities of some of our customers, an increase in nonperforming assets, an increase in potential problem loans, and the general weakening economic condition in the markets in which we serve. Net loan charge-offs were $9.7 million for the quarter. We had $78.0 million in total nonperforming loans compared to $13.1 million in total nonperforming loans at December 31, 2007.

The following table presents the activity in our allowance for loan losses at or for the periods indicated.

	For the Three Months Ended March 31,
	2008	2007
	(Dollars in thousands)
Allowance for loan losses:
Balance at beginning of period	$19,304	$11,200
Provisions charged to operating expenses	31,000	1,330
Recoveries of loans previously charged-off:
Residential construction	—	—
Commercial construction	—	—
Residential land	—	—
Commercial land	—	—
Commercial real estate	—	—
Residential real estate	—	—
Commercial and industrial	—	1
Consumer and other	3	—

Total recoveries	3	1

Loans charged-off:
Residential construction	2,062	—
Commercial construction	—	—
Residential land	6,784	—
Commercial land	743	—
Commercial real estate	18	—
Residential real estate	—	—
Commercial and industrial	32	—
Consumer and other	17	1

Total charge-off	9,656	1

Net charge-offs	9,653	—

Balance at end of period	$40,651	$12,530

Net charge-offs to average loans outstanding	0.57%	—%
Allowance for loan losses to gross loans	2.50	1.07

The allowance for loan losses has been determined in accordance with accounting principles generally accepted in the United States of America. We are responsible for the timely and periodic determination of the adequacy of the allowance. We believe that our allowance for loan losses is adequate to cover specifically identifiable loan losses, as well as estimated losses inherent in our portfolio for which certain losses are probable but not specifically identifiable.

We maintain the allowance for loan losses through provisions for loan losses that we charge to income. We charge losses on loans against the allowance for loan losses when we believe the collection of loan principal is unlikely. We establish the provision for loan losses after considering the results of our review of delinquency and charge-off trends, the amount of the allowance for loan losses in relation to the total loan balance, loan portfolio growth, GAAP and regulatory guidance. We periodically review the assumptions and formula used in determining our allowance for loan losses and make adjustments if required to reflect the current risk profile of our loan portfolio. During the first quarter of 2008, we increased the allowance for loan losses due to the weaknesses in the residential real estate markets in which we operate specifically related to our residential construction and land portfolio which continues to experience deterioration in estimated collateral values and repayment abilities of some of our customers, an increase in nonperforming assets, an increase in potential problem loans, and the general weakening economic condition in the markets in which we serve. The specific increase in the allowance for loan losses reflects specific reserves on impaired loans as required by SFAS 114, general reserves based on various qualitative and quantitative factors reflecting among other things a significant increase in potential problem loans and the migration of those loans into higher regulatory grades and a qualitative adjustment in the amount of $6.0 million for impaired loans for which updated appraisals have not been received but for which the recently received appraisals on other loans indicate a general decline in collateral values.

Although we believe that we have established and maintained the allowance for loan losses at adequate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. Although management uses the best information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change.

The following table presents the allocation of our allowance for loan losses by loan category and the percentage of loans in each category to total loans as of the dates indicated:

	At March 31, 2008		At December 31, 2007
	Amount	% of Loans in Each Category to Gross Loans(1)	Amount	% of Loans in Each Category to Gross Loans(1)
Construction and land	$34,420	68.6%	$13,664	68.0%
Commercial real estate	3,877	15.7	3,568	16.7
Commercial and industrial	1,433	9.0	1,199	8.9
Single family residential real estate	826	6.4	777	6.1
Consumer and other	95	0.3	96	0.3

Total	$40,651	100.0%	$19,304	100.0%

(1)	Gross loans before netting deferred loans fees.

Securities. Our investment portfolio consists mainly of AAA rated US government agency securities. Our securities are all classified as available-for-sale and are reported at fair value, with unrealized gains and losses excluded from earnings and instead reported as a separate component of stockholders’ equity.

At December 31, 2007, securities totaled $52.0 million, a decrease of $13.4 million, or 20.5%, from $65.3 million at December 31, 2006. The decrease in our securities portfolio was primarily due to strong demand for our loan products, which have a higher yield than investment securities. At December 31, 2007, most of our securities had a contractual maturity date of five years or less. These medium to short-term maturities are consistent with our current primary focus and strategy to grow the loan portfolio while using our investment portfolio primarily for liquidity purposes.

At March 31, 2008, securities totaled $52.7 million, an increase of $738,000, or 1.4%, from $52.0 million at December 31, 2007. At March 31, 2008, the majority of our securities had a contractual maturity date of five years or less. These medium to short-term maturities are consistent with our current primary focus and strategy to grow the loan portfolio while using our investment portfolio primarily for liquidity purposes.

Premises and Equipment. Our premises and equipment totaled $43.1 million at December 31, 2007, an increase of $11.0 million, or 34.5%, from $32.0 million at December 31, 2006. This increase was primarily due to land purchased for future branch locations, completion of leasehold improvements in our new corporate office and other branch locations, and additional furniture and equipment for new branches which opened during 2007.

Our premises and equipment totaled $44.5 million at March 31, 2008, an increase of $1.4 million, or 3.2%, from $43.1 million at December 31, 2007. This increase was primarily due to the construction of new branch offices during the first quarter of 2008.

Goodwill and Other Intangible Assets. Our goodwill totaled $18.8 million at December 31, 2007 and March 31, 2008, compared to $18.9 million at December 31, 2006. This decrease was due to an adjustment made to the finalization of the purchase price allocation related to the acquisition of Choice Bank. In addition, the acquisition of Choice Bank resulted in a core deposit intangible, which due to amortization, amounted to $850,000 at March 31, 2008, compared to $917,000 at December 31, 2007 and $1.1 million at December 31, 2006.

Cash and Cash Equivalents. Cash and cash equivalents (consisting of cash and due from banks and federal funds sold), totaled $13.8 million at December 31, 2007, a decrease of $21.6 million, or 61.0%, from $35.5 million at December 31, 2006. Our focus for the past several years has been to maintain sufficient liquidity not only to satisfy daily operational cash flow needs as they arise from our deposit and administrative activities, but also to allow for adequate loan funding needs as they arise. We generally attempt to limit our cash and cash equivalents by investing our excess liquidity in higher yielding assets such as loans, securities or federal funds sold. See “—Liquidity and Capital Resources.”

Cash and cash equivalents totaled $84.7 million at March 31, 2008, an increase of $70.9 million, or 512.2%, from $13.8 million at December 31, 2007. This increase is due to our concerted efforts to increase our liquidity, which has continued into the second quarter of 2008. Our cash and cash equivalents were $213.2 million at April 30, 2008.

Deposits. Total deposits were $1.4 billion at December 31, 2007, an increase of $440.2 million or 44.6% from December 31, 2006. An increase in interest-bearing deposits was the primary reason for the increase in our deposits during 2007. Interest-bearing checking accounts increased $101.0 million, or 23.2%, to $535.9 million at December 31, 2007 from $434.9 million at December 31, 2006. Time deposits also increased $328.4 million, or 90.7%, to $690.6 million at December 31, 2007 from $362.1 million at December 31, 2006. These increases were driven by higher rates offered on our deposits and an increased focus on generating deposits from our existing customers. We also believe our deposit gathering efforts benefited from the establishment and maturation of our branch network. A significant portion of our deposit increase is due to the increase of our brokered deposits from $190.3 million at December 31, 2006 to $500.2 million at December 31, 2007. For a discussion of recent changes in deposit concentration, see “—Liquidity and Capital Resources.”

Total deposits were $1.57 billion at March 31, 2008, an increase of $145.6 million, or 10.2% from December 31, 2007. An increase in time deposits is the primary reason for the increase in our deposits during the first quarter 2008. Time deposits increased $184.1 million, or 26.7% to $874.7 million at March 31, 2008 from $690.6 million at December 31, 2007. A significant portion of our deposit increase is due to the increase of our brokered deposits from $500.2 million at December 31, 2007 to $674.1 million at March 31, 2008. This increase was due to increased deposits from the same four existing broker deposit customers that existed at December 31, 2007. We expect to gradually reduce the level of brokered deposits throughout the remainder of 2008 replacing them with other deposits or borrowings as appropriate.

At March 31, 2008, we had $283.5 million in time deposits with balances of $100,000 and over maturing as follows:

Maturity Period	Amount
(In thousands)
Three months or less	$99,739
Over three months through six months	69,662
Over six months through 12 months	110,570
Over 12 months	3,505

Total	$283,476

Borrowings. At December 31, 2007, we had $90.6 million in advances from the FHLB, $56.6 million of which were classified as long-term borrowings and $34.0 million of which were classified as short-term borrowings. Total borrowings from the FHLB have increased $32.6 million, or 56.2%, to $90.6 million at December 31, 2007 from $58.0 million at December 31, 2006.

At March 31, 2008, we had $117.6 million in advances from the FHLB, $53.6 million of which were classified as long-term borrowings and $64.0 million of which were classified as short-term borrowings. Total borrowings from the FHLB have increased $27.0 million, or 29.8%, to $117.6 million at March 31, 2008 from $90.6 million at December 31, 2007. As competition for deposits continues to increase, we anticipate further reliance on FHLB borrowings to supplement the funding of our asset growth. As of March 31, 2008, we have the ability to borrow an additional $984,000 from the FHLB.

Junior Subordinated Debt. We had $69.6 million of junior subordinated debentures outstanding at March 31, 2008 and December 31, 2007 compared to $38.7 million at December 31, 2006. Our junior subordinated debt, which is issued to our statutory trust subsidiaries that in turn issue trust preferred securities, is considered long-term borrowing for financial reporting purposes but is included as a component of regulatory capital, subject to limitations. During 2007, we completed one issuance of junior subordinated debentures.

On July 24, 2007, we issued $30.9 million of junior subordinated debt securities to Silver State Capital Trust VI, a statutory trust created under the laws of the State of Delaware. The securities have quarterly interest payments and an interest rate equal to 3-month LIBOR plus 1.35%, for an effective rate of 6.34% as of December 31, 2007, with principal due at maturity in 2037. The proceeds of this issuance were used for general corporate purposes, including but not limited to the repayment of the amount outstanding under a $20 million 90 day non-revolving term loan facility, the addition of new branches in existing and contiguous markets, and the development of additional products and services.

Stockholders’ Equity. Stockholders’ equity increased $51.0 million, or 47.8%, to $157.6 million at December 31, 2007 from $106.6 million at December 31, 2006. The increase in stockholders’ equity is the result of the Company’s initial registered public offering of common stock completed in July 2007 which raised approximately $25.5 million of net proceeds, $24.8 million in net income for the year ended December 31, 2007, and the remainder from treasury stock transactions and stock option exercises. The Company repurchased 135,400 shares of its common stock under an authorized stock repurchase program at a weighted average price per share of $15.19 during the fourth quarter of 2007.

Stockholders’ equity decreased $15.5 million, or 9.9%, to $142.1 million at March 31, 2008 from $157.6 million at December 31, 2007. The decrease in stockholders’ equity is primarily the result of the $14.4 million loss for the first quarter of 2008 with the remainder from treasury stock transactions and stock option exercises. The Company repurchased 146,600 shares of its common stock under an authorized stock repurchase program at a weighted average price per share of $10.29 during the first quarter of 2008.

Analysis of Net Interest Income

Net interest income represents the difference between the interest income we earn on our interest-earning assets, such as loans and investment securities, and the expense we pay on interest-bearing liabilities, such as deposits and borrowed funds. Net interest income depends on our volume of interest-earning assets and interest-bearing liabilities and the interest rates we earned or paid on them.

Average Balance Sheet. The following table presents certain information regarding our financial condition and net interest income for the three months ended March 31, 2008 and 2007. The table presents the average yield on interest-earning assets and the average cost of interest-bearing liabilities for the periods indicated. We derived the yields and costs by dividing income or expense by the average balance of interest-earning assets or interest-bearing liabilities, respectively, for the periods shown. We derived average balances from daily balances over the periods indicated. Interest income includes fees that we considered adjustments to yields.

	For the Three Months Ended March 31,
	2008			2007
	Average Balance	Interest	Average Yield/ Cost(5)	Average Balance	Interest	Average Yield/ Cost(5)
	(Dollars in thousands)
Interest-earning assets
Investment securities-taxable	$52,495	$645	4.94%	$61,027	$693	4.61%
Federal funds sold and other	17,228	124	2.89	16,480	212	5.22
Loans(1)(2)	1,680,474	34,913	8.36	1,129,930	28,433	10.21
FHLB stock	5,783	71	4.94	4,106	59	5.83

Total earning assets	1,755,980	35,753	8.19%	1,211,543	29,397	9.84%
Non-interest earning assets
Cash and due from banks	15,144			18,564
Allowance for loan losses	(20,207)			(11,539)
Other assets	82,742			65,867

Total assets	$1,833,659			$1,284,435

Interest-bearing liabilities
Interest checking	$10,493	$27	1.03%	$20,896	$57	1.11%
Savings and money market	543,906	4,819	3.56	466,931	5,376	4.67
Time deposits	762,968	9,514	5.02	402,386	5,334	5.38

Total interest-bearing deposits	1,317,367	14,360	4.38	890,213	10,767	4.91
Short-term borrowings	70,076	731	4.20	24,710	319	5.24
Long-term debt	55,446	663	4.81	50,111	571	4.62
Junior subordinated debt	69,589	1,068	6.17	38,661	666	6.99

Total interest-bearing liabilities	1,512,478	16,822	4.47%	1,003,695	12,323	4.98%
Non-interest bearing liabilities
Non-interest bearing demand deposits	149,472			163,634
Other liabilities	11,308			7,201
Stockholders’ equity	160,401			109,905

Total liabilities and stockholders’ equity	$1,833,659			$1,284,435

Net interest rate spread(3)			3.72%			4.86%
Net interest income/net interest margin(4)		$18,931	4.34%		$17,074	5.72%

Total interest-earning assets to interest-bearing liabilities	116.10%			120.71%

(1)	Net loan fees of $3.7 million and $2.3 million are included in the yield computation for the three months ended 2008 and 2007 respectively.
(2)	Non-accrual loans have been included in average loan balances.
(3)	Net interest spread represents average yield earned on interest-earning assets less the average rate paid on interest bearing liabilities.
(4)	Net interest margin is computed by dividing net interest income by total average earning assets.
(5)	Annualized.

	For the Years Ended December 31,
	2007			2006			2005
	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
	(Dollars in thousands)
Interest-earning assets
Investment securities-taxable	$63,344	$3,095	4.89%	$76,505	$3,034	3.97%	$86,342	$2,614	3.03%
Federal funds sold and other	19,139	948	4.95	26,993	1,349	5.00	29,123	926	3.18
Loans (1)(2)	1,357,753	137,519	10.13	821,733	85,378	10.39	590,799	53,434	9.04
FHLB stock	4,483	212	4.73	3,019	145	4.80	2,645	112	4.23

Total earning assets	1,444,719	141,774	9.81	928,250	89,906	9.69	708,909	57,086	8.05
Non-interest earning Assets
Cash and due from banks	17,963			17,056			19,023
Allowance for loan losses	(14,470)			(9,569)			(7,039)
Other assets	73,124			44,550			26,165

Total assets	$1,521,336			$980,287			$747,058

Interest-bearing liabilities
Interest checking	14,907	163	1.09	18,658	173	0.93	17,998	132	0.73
Savings and money market	518,251	23,553	4.54	350,549	15,197	4.34	317,416	9,609	3.03
Time deposits	538,131	28,656	5.33	257,414	12,599	4.89	104,668	2,993	2.86

Total interest-bearing deposits	1,071,289	52,372	4.89	626,621	27,969	4.46	440,082	12,734	2.89
Short-term borrowings	32,078	1,719	5.36	19,392	898	4.63	18,886	600	3.18
Long-term debt	54,800	2,584	4.72	47,175	1,813	3.84	40,375	1,304	3.23
Junior subordinated debt	52,303	3,669	7.01	25,393	1,876	7.39	18,042	1,123	6.22

Total interest-bearing liabilities	1,210,470	60,344	4.99	718,581	32,556	4.53	517,385	15,761	3.05
Non-interest bearing liabilities
Non-interest bearing demand deposits	166,447			168,860			173,622
Other liabilities	12,615			4,830			3,341
Stockholders’ equity	131,804			88,016			52,710

Total liabilities and stockholders’ equity	$1,521,336			$980,287			$747,058

Net interest rate spread (3)			4.82			5.16			5.00
Net interest income/net interest margin (4)		$81,430	5.64%		$57,350	6.18%		$41,325	5.83%

Total interest-earning assets to interest-bearing liabilities	119.35%			129.18%			137.02%

(1)	Net loan fees of $13.5 million, $8.7 million, and $7.3 million are included in the yield computation for 2007, 2006 and 2005, respectively.
(2)	Nonaccrual loans have been included in average loan balances.
(3)	Net interest spread represents average yield earned on interest-earning assets less the average rate paid on interest-bearing liabilities.
(4)	Net interest margin is computed by dividing net interest income by total average earning assets.

Rate/Volume Analysis. The following table presents the extent to which the changes in interest rates and the changes in volume of our interest-earning assets and interest-bearing liabilities have affected our interest income and interest expense during the periods indicated. Information is provided in each category with respect to:

•	changes attributable to changes in volume (changes in volume multiplied by prior rate);

•	changes attributable to changes in rate (changes in rate multiplied by prior volume); and

•	the net change.

	For the Three Months Ended March 31, 2008 v. 2007 Increase (Decrease) Due to Changes in(1)			For the Years Ended December 31, 2007 v. 2006 Increase (Decrease) Due to Changes in(1)			For the Years Ended December 31, 2006 v. 2005 Increase (Decrease) Due to Changes in(1)
	Volume	Rate	Total	Volume	Rate	Total	Volume	Rate	Total
	(In thousands)			(In thousands)			(In thousands)
Interest on securities, taxable	$(105)	$57	$(48)	$(643)	$704	$61	$(390)	$810	$420
Federal funds sold and other	5	(93)	(88)	(389)	(12)	(401)	(106)	529	423
Loans	11,438	(4,958)	6,480	54,290	(2,149)	52,141	23,994	7,950	31,944
FHLB stock	21	(9)	12	69	(2)	67	18	15	33

Total interest income	11,359	(5,003)	6,356	53,327	(1,459)	51,868	23,516	9,304	32,820

Interest expense:
Interest checking	(27)	(3)	(30)	(41)	31	(10)	6	35	41
Savings and money market	682	(1,239)	(557)	7,622	734	8,356	1,436	4,152	5,588
Time deposits	4,496	(316)	4,180	14,948	1,109	16,057	7,476	2,130	9,606
Short-term borrowings	473	(61)	412	680	141	821	23	275	298
Long-term debt	64	28	92	360	411	771	261	248	509
Junior subordinated debt	475	(73)	402	1,888	(95)	1,793	543	210	753

Total interest expense	6,163	(1,664)	4,499	25,457	2,331	27,788	9,745	7,050	16,795

Net increase (decrease)	$5,196	$(3,339)	$1,857	$27,870	$(3,790)	$24,080	$13,771	$2,254	$16,025

(1)	Changes due to both volume and rate have been allocated to volume changes.

Comparison of Results of Operations

Our results of operations depend substantially on net interest income, which is the difference between interest income on interest-earning assets, consisting primarily of loans receivable, securities and other short-term investments, and interest expense on interest-bearing liabilities, consisting primarily of deposits and borrowings. Our results of operations are also dependent upon our generation of non-interest income, consisting primarily of income from the gain on sale of loans, loan servicing fees and banking service fees. Other factors contributing to our results of operations include our provisions for loan losses, income taxes and the level of our non-interest expenses, such as compensation and benefits, occupancy and equipment costs and other miscellaneous operating expenses.

Comparison of Operating Results for the Three Months Ended March 31, 2008 and 2007

General. Net loss was $14.4 million for the three months ended March 31, 2008, a difference of $20.0 million or 358.1%, compared with net income of $5.6 million for the three months ended March 31, 2007. The net loss for the three months ended March 31, 2008, was due to a significant increase in the provision for loan losses. The net loss was also impacted by an increase in non-interest expenses and a decrease in non-interest income, offset in part by an increase in net interest income when compared to the corresponding period in 2007. Basic and diluted loss per share were ($0.95) for the three months ended March 31, 2008, compared with basic and diluted income per share of $0.41 and $0.39, respectively, for the three months ended March 31, 2007. For the three months ended March 31, 2008, our annualized return on average stockholders’ equity was (36.2%) compared with 20.6% for the corresponding period in 2007. Our annualized return on average assets was (3.2%) for the three months ended March 31, 2008, compared with 1.8% for the corresponding period in 2007.

Interest and Dividend Income. Total interest and dividend income increased $6.4 million, or 21.6%, to $35.8 million for the three months ended March 31, 2008 from $29.4 million for the corresponding period in 2007. This increase is primarily attributable to an increase in the average balance of earning assets, primarily loans. The increase in the average balance of loans reflects a significant increase in our portfolio of construction and land loans. We also experienced increases in the average balances of our commercial real estate, commercial and industrial, and single family residential real estate loan portfolios. We experienced a decrease in our average yield on loans for the three months ended March 31, 2008 due to the recent decreases in our prime lending rates, reflecting the general decline in market interest rates that began in the second half of 2007 and continued in the first quarter of 2008. The decreases in our prime lending rates resulted in immediate declines in the rates on our variable rate loans which make up the significant majority of our loan portfolio. Our interest income was also negatively impacted by the significant increase in nonaccrual loans during the first quarter of 2008.

Interest Expense. Total interest expense increased $4.5 million, or 36.5%, to $16.8 million for the three months ended March 31, 2008 from $12.3 million for the corresponding period in 2007. These increases primarily reflect an increase in the average balance of interest-bearing liabilities, especially our interest-bearing deposits, short-term borrowings and junior subordinated debt, offset by a decrease in the average cost of our interest-bearing liabilities. In particular, the average balance of our time deposits, one of our highest cost sources of funds, increased by 89.6% primarily reflecting our competitive pricing during these periods. The increase in interest expense also reflects an increase of 71.9% in the average balance of our borrowed funds as we continued to use FHLB borrowings and junior subordinated debt to supplement deposits to fund our operations.

Net Interest Income. Net interest income increased $1.9 million, or 10.9%, to $18.9 million for the three months ended March 31, 2008 from $17.1 million for the corresponding period in 2007. This was due to the overall growth of our average balance sheet, reflecting the effect of an increase of $544.4 million in average interest-bearing assets which was funded with an increase of $413.0 million in average deposits.

The net interest margin for the three months ended March 31, 2008 was 4.34% compared to 5.72% for the corresponding period in 2007. This decrease is primarily attributable to a decrease in the average yield of our loan portfolio reflecting recent interest rate cuts as well as continued competitive pressures on the pricing of our deposit products. These competitive pressures partially mitigated the impact of the significant decline in market interest rates. In addition, our net interest margin decreased by approximately 0.22% due to the reversal of interest income on loans being placed on nonaccrual status during the first quarter of 2008. Further interest rate cuts and increased funding costs due to significant increased competition for deposits and loans is expected to result in further compression of our net interest margin for the remainder of 2008 assuming market rates remain at their current levels.

Provision for Loan Losses. The provision for loan losses in each period is reflected as a charge against earnings in that period. The provision is equal to the amount required to maintain the allowance for loan losses at a level that, in our judgment, is adequate to absorb probable loan losses inherent in the loan portfolio.

Our provision for loan losses was $31.0 million for the three months ended March 31, 2008 compared with $1.3 million for the corresponding period of 2007. Factors that impact the provision for loan losses are net charge-offs or recoveries, changes in the size of the loan portfolio, and the recognition of changes in current risk factors. The significant increase in the provision for loan losses for the three months ended March 31, 2008 is primarily attributable to the Company’s residential construction and land loan portfolio which continues to experience deterioration in estimated collateral values and repayment abilities of some of the Company’s customers. Other reasons for the increase are attributable to an overall increase in nonperforming assets, an increase in our potential problem loans and the continuing general weakening economic conditions in the markets served by the Company.

During the first quarter of 2008, we continued to experience significant competitive pressures and challenging market conditions in the markets in which we operate as the economies in the Las Vegas and Phoenix/Scottsdale areas, as well as the national economy, have shown signs of significant weakness. The Las Vegas economy has weakened recently as the loss of real estate and construction jobs from the declining residential market, as well as lost casino/hotel jobs due to the scheduled closing of old casino resorts to make way for new casino projects, has caused the local unemployment rate to rise to 5.7% as of March 2008 compared to 4.3% a year earlier and 5.6% at December 31, 2007. Population growth has also tapered off, rising 2.7% from 2006 to 2007. New home sales in the first quarter of 2008 were down 44% from the first quarter of 2007. In the Phoenix area, closings of new homes and resale homes in the first quarter of 2008 have decreased 46% and nearly 39%, respectively, compared to the first quarter of 2007. As a result, the residential housing markets in the Las Vegas and Phoenix areas have experienced a significant decline with growing inventories of newly constructed one-to-four family residential homes and declining property values. The weakness in the residential market has begun to expand into the commercial real estate market as builders and related industries downsize. The extent of the impact of the deterioration of the Nevada and Arizona economies and real estate markets on certain segments of our loan portfolio, namely our residential construction and residential land loans, began to be realized toward the end of the first quarter of 2008 as project delays mounted and updated appraisals showing significant lower valuations were received. With many real estate projects requiring an extended time to market, some of our borrowers have exhausted their liquidity which requires us to place the loan into nonaccrual status. These economic trends have begun to adversely affect our asset quality with nonaccrual loans increasing to $78.0 million as of March 31, 2008, compared to $13.1 million at December 31, 2007. Nonperforming loans as a percentage of gross loans were 4.79% as of March 31, 2008, compared to 0.84% at December 31, 2007. Nonperforming assets as a percentage of total assets were 4.14% as of March 31, 2008, compared to 0.75% as of December 31, 2007. In addition, our potential problem loans totaled approximately $274.5 million at March 31, 2008 compared to $84.5 million at December 31, 2007. For the three months ended March 31, 2008, net charge-offs as a percentage of average loans were 0.57% compared to less than 0.01% for the corresponding period in 2007. OREO was $1.2 million at March 31, 2008 compared to $110,000 at December 31, 2007. Continuation of these economic and real estate factors are likely to continue to affect our asset quality and overall performance.

The specific increase in the allowance for loan losses reflects specific reserves on impaired loans as required by SFAS 114, general reserves based on various qualitative and quantitative factors reflecting among other things a significant increase in potential problem loans and the migration of those loans into higher regulatory grades and a qualitative adjustment in the amount of $6.0 million for impaired loans for which updated appraisals have not been received but for which the recently received appraisals on other loans indicate a general decline in collateral values.

The ratio of nonperforming loans to total gross loans was 4.79% at March 31, 2008 compared to 0.84% at December 31, 2007. The ratio of the allowance for loan losses to nonperforming loans was 52.15% at March 31, 2008 compared with 147.60% at December 31, 2007. Nonperforming loans increased to $78.0 million at March 31, 2008 from $13.1 million at December 31, 2007. See “— Critical Accounting Policies — Allowance for Loan Losses.”

Other Income. We earn non-interest income primarily through gains on sales of loans, fees related to services provided to deposit customers, and fees related to services provided to current and potential loan customers.

Total non-interest income decreased $705,000, or 26.4%, to $2.0 million for the three months ended March 31, 2008 from $2.7 million for the corresponding period of 2007. This decrease is primarily attributable to a decrease in gain on sales of loans, due to the overall decrease in market demand for these products which affected the timing of origination and sale of these loans, as well as a general decline in the premiums obtained from the sale of these loans. The table below represents a breakdown of our other income for the periods indicated.

	For the Three Months Ended March 31,
	2008	2007	Increase (Decrease)
	(In thousands)
Gain on sale of loans	$1,245	$1,831	$(586)
Service charges	265	199	66
Investment securities gains (losses), net	52	31	21
Loan servicing fees, net of amortization	67	189	(122)
Gain on disposal of other assets	3	—	3
Other income	337	424	(87)

Total non-interest income	$1,969	$2,674	$(705)

Non-Interest Expense. Non-interest expense increased $2.9 million, or 30.6%, to $12.3 million for the three months ended March 31, 2008 from $9.4 million for the corresponding period of 2007. The increase is attributable to our overall growth, specifically to the opening of new branches and hiring of new loan officers and other employees, as well as increased expenses related to operating as a public company. Salaries and employee benefit costs increased $1.5 million as a result of additional employees, related increased benefit costs, and normal salary increases. Occupancy expenses increased $441,000 for the three months ended March 31, 2008 compared to the corresponding period of 2007, as a result of additional property and fixed assets relating to our new branch office openings and our new administrative center. Depreciation and amortization expense increased $180,000 for the three months ended March 31, 2008 compared to the corresponding period of 2007, primarily as a result of the increase in property and equipment associated with our new branch offices and administrative center. Insurance expense increased $245,000 for the three months ended March 31, 2008 compared to the corresponding period of 2007, due to increased insurance costs and an increase in FDIC deposit insurance assessments given to all banks since the second quarter of 2007. Other non-interest expense increased $480,000 for the three months ended March 31, 2008 compared to the corresponding period of 2007, due to our overall franchise growth. The table below sets forth the components of our non-interest expense for the periods indicated.

	For the Three Months Ended March 31,
	2008	2007	Increase (Decrease)
	(In thousands)
Salaries, wages and employee benefits	$7,367	$5,830	$1,537
Occupancy	1,157	716	441
Depreciation and amortization	772	592	180
Insurance	314	69	245
Professional fees	930	851	79
Advertising, public relations and business development	313	225	88
Customer service expense	92	87	5
Loss on other real estate owned	16	182	(166)
Other	1,359	879	480

Total non-interest expense	$12,320	$9,431	$2,889

Income Taxes. Total income tax benefit was $8.0 million for the three months ended March 31, 2008, a difference of $11.4 million or 335.3% compared with total income tax expense of $3.4 million for the corresponding period of 2007. Our effective federal income tax rate was 35.7% for the three months ended March 31, 2008, compared to 37.8% for the corresponding period of 2007.

Comparison of Operating Results for the Years Ended December 31, 2007 and 2006

General. Net income was $24.8 million for the year ended December 31, 2007, an increase of $4.0 million, or 18.9%, compared with net income of $20.9 million for the year ended December 31, 2006. The increase in net income reflects our growth in net interest income, offset in part by an increase in the provision for loan losses and non-interest expense. Basic and diluted earnings per common share were $1.72 and $1.68, respectively, for 2007 compared with basic and diluted earnings per share of $1.58 and $1.52, respectively, for 2006. For the year ended December 31, 2007 our return on average stockholders’ equity was 18.8% compared with 23.7% for the year ended December 31, 2006. Our return on average assets was 1.6% for the year ended December 31, 2007 compared with 2.1% for the year ended December 31, 2006.

Interest and Dividend Income. Total interest and dividend income increased $51.9 million, or 57.7%, to $141.8 million for the year ended December 31, 2007 from $89.9 million for the year ended December 31, 2006. This increase is primarily attributable to an increase in the average volume of earning assets, primarily loans. The increase in the average balance of loans reflects a significant increase in our portfolio of construction and land loans during 2007. We also experienced increases in the average volume of our commercial real estate and commercial and industrial loan portfolios during 2007. We experienced an increase in our average yield on investment securities for the year ended December 31, 2007 reflecting the higher interest rate environment for these assets. We experienced a decrease in our average yield on loans for the year ended December 31, 2007 due to the recent decreases in our prime lending rates, reflecting the general decline in market interest rates, that resulted in a decrease in the rates on variable rate loans which make up the majority of our loan portfolio.

Interest Expense. Total interest expense increased $27.8 million, or 85.4%, to $60.3 million for the year ended December 31, 2007 from $32.6 million for the year ended December 31, 2006. These increases primarily reflect an increase in the average balance of interest-bearing liabilities, especially our interest-bearing deposits and junior subordinated debt, coupled with an increase in the average cost of our interest-bearing deposits. In particular, the average balance of our time deposits, one of our highest cost sources of funds, more than doubled reflecting our competitive pricing. Due to the increase in market interest rates throughout 2006 and the first half of 2007 and significant competition for deposits in our markets, the average cost of our time deposits increased substantially for the year ended December 31, 2007 compared to the year ended December 31, 2006. Interest expense on our savings and money market accounts also increased primarily due to an increase in the average cost of these funds, as well as a significant increase in the average balance. The increase in interest expense also reflects the increase in the average balance of our borrowed funds as we continued to use FHLB borrowings and junior subordinated debt to supplement deposits to fund our operations.

Net Interest Income. Net interest income increased $24.1 million, or 42.0%, to $81.4 million for the year ended December 31, 2007 from $57.4 million for the year ended December 31, 2006. This was due to the overall growth of our average balance sheet, reflecting the effect of an increase of $516.5 million in average interest-bearing assets which was primarily funded with an increase of $442.3 million in average deposits.

The net interest margin for the year ended December 31, 2007 was 5.6% compared to 6.2% for the year ended December 31, 2006. This decrease is primarily attributable to a decrease in the average yield of our loan portfolio reflecting recent interest rate cuts as well as continued competitive pressures on the pricing of our deposit products. Further interest rate cuts and increased funding costs due to significant increased competition for deposits and loans is expected to result in further compression of our net interest margin.

Provision for Loan Losses. The provision for loan losses in each period is reflected as a charge against earnings in that period. The provision is equal to the amount required to maintain the allowance for loan losses at a level that, in our judgment, is adequate to absorb probable loan losses inherent in the loan portfolio.

Our provision for loan losses was $9.2 million for the year ended December 31, 2007 compared with $2.8 million for the year ended December 31, 2006. Factors that impact the provision for loan losses are net charge-

offs or recoveries, changes in the size of the loan portfolio, and the recognition of changes in current risk factors. Net charge-offs for the year ended December 31, 2007 were $1.1 million compared with $598,000 for the year ended December 31, 2006. The increase in the provision for loan losses and the allowance for loan losses primarily reflects the overall growth of our loan portfolio and the recognition that this growth is primarily due to the increase in construction and land loans which are the riskier segments of our portfolio. In addition, during the third and fourth quarters of 2007, the provision for loan losses was increased due to our decision to increase certain qualitative loss factors as a result of the weaknesses in the residential real estate markets in which we operate, an increase in nonperforming loans, an increase in potential problem loans, and the general weakening economic condition in the markets served by our Company. Our loss experience during the first nine months of 2007 was relatively consistent with our experience over the past several years, in that losses were primarily attributable to a very small number of loans. During the fourth quarter of 2007, the continued decline in the housing and real estate markets, as well as the overall economic environment, contributed to an increase in our nonperforming loans and net loan charge-offs. The ratio of the allowance for loan losses to total loans was 1.24% at December 31, 2007, 1.15% at September 30, 2007, 1.09% at June 30, 2007, and 1.10% at December 31, 2006.

The ratio of nonperforming loans to total loans was 0.84% at December 31, 2007 compared to 0.01% at December 31, 2006. The ratio of the allowance for loan losses to nonperforming loans was 147.6% at December 31, 2007 compared with 8,484.8% at December 31, 2006. Nonperforming loans increased to $13.1 million at December 31, 2007 from $132,000 at December 31, 2006.

Although we believe that we have established and maintained the allowance for loan losses at adequate levels, additions may be necessary if future economic and other conditions differ from the current operating environment. Although we use the best information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change. See “— Critical Accounting Policies” and “Business — Allowance for Loan Losses.”

Other Income. We earn non-interest income primarily through gains on sales of loans, fees related to services provided to deposit customers, and fees related to services provided to current and potential loan customers.

Total non-interest income increased $2.5 million, or 42.1%, to $8.4 million for the year ended December 31, 2007 from $5.9 million for the year ended December 31, 2006. This increase is primarily attributable to an increase in gain on sales of loans, primarily due to SBA production loan activity from additional loan officers and offices, which comprise the majority of loans that are sold, and an increase in other bank fee income, primarily loan broker fees, generated from our bank products and services. The table below represents a break-down of our other income.

	For the Years Ended December 31,			For the Years Ended December 31,
	2007	2006	Increase	2006	2005	Increase (Decrease)
	(In thousands)
Gain on sale of loans	$5,221	$4,168	$1,053	$4,168	$3,344	$824
Service charges	892	759	133	759	941	(182)
Investment securities gains (losses), net	31	(6)	37	(6)	(6)	—
Loan servicing fees, net of amortization	340	176	164	176	58	118
Loss on disposal of other assets	(32)	(44)	12	(44)	(40)	(4)
Other income	1,956	864	1,092	864	482	382

Total non-interest income	$8,408	$5,917	$2,491	$5,917	$4,779	$1,138

Non-Interest Expense. Non-interest expense increased $13.7 million, or 49.1%, to $41.5 million for the year ended December 31, 2007 from $27.8 million for the year ended December 31, 2006. The increase is attributable to our overall growth, specifically to the opening of new branches and hiring of new loan officers and other employees. At December 31, 2007, we had 389 full-time equivalent employees compared to 268 at December 31, 2006. Salaries and employee benefit costs increased $8.2 million as a result of additional employees, related increased benefit costs, and normal salary increases. We recognized $670,000 of stock-based compensation expense pursuant to SFAS 123R, Share-Based Payment for the year ended December 31, 2007, compared to $341,000 for the year ended December 31, 2006, due primarily to an increase in share-based awards. Occupancy expenses increased $1.1 million from the year ended December 31, 2006 to the year ended December 31, 2007 as a result of additional property and fixed assets relating to our new branch office openings and our new administrative center. Depreciation and amortization expense increased $1.0 million from the year ended December 31, 2006 to the year ended December 31, 2007 primarily as a result of the increase in property and equipment associated with our new branch offices and administrative center. Professional fees increased $1.6 million from the year ended December 31, 2006 to the year ended December 31, 2007 due to the increase in the size and complexity of our company and increased legal, audit, accounting, and compliance fees associated with being a public company. Insurance expense increased $954,000 from the year ended December 31, 2006 to the year ended December 31, 2007 due to increased insurance costs and an increase in FDIC deposit insurance assessments. Other non-interest expense increased $814,000 from the year ended December 31, 2006 to the year ended December 31, 2007 due to our overall franchise growth. The table below sets forth the components of our non-interest expense.

	For the Years Ended December 31,			For the Years Ended December 31,
	2007	2006	Increase (Decrease)	2006	2005	Increase
	(In thousands)
Salaries and employee benefits	$25,331	$17,176	$8,155	$17,176	$12,938	$4,238
Occupancy	3,679	2,583	1,096	2,583	1,944	639
Depreciation and amortization	2,556	1,531	1,025	1,531	1,041	490
Insurance	1,250	296	954	296	246	50
Professional fees	3,096	1,560	1,536	1,560	700	860
Advertising, public relations and business development	899	751	148	751	559	192
Customer service expense	352	378	(26)	378	201	177
Data processing	154	351	(197)	351	328	23
Dues and memberships	177	146	31	146	83	63
Directors expense	116	131	(15)	131	126	5
Loss on other real estate owned	132	—	132	—	—	—
Other	3,738	2,924	814	2,924	1,680	1,244

Total non-interest expense	$41,480	$27,827	$13,653	$27,827	$19,846	$7,981

Income Taxes. Income tax expense increased $2.6 million, or 22.4%, to $14.4 million for the year ended December 31, 2007 from $11.7 million for the year ended December 31, 2006. Our effective rate for the year ended December 31, 2007 is 36.7% as compared to 36.0% for the year ended December 31, 2006. The increase in our effective tax rate is due primarily to increasing state income tax apportionment as a result of the Arizona operation and an increase in certain nondeductible expenses, such as stock-based compensation expense associated with incentive stock options as a result of our adoption of SFAS 123R on January 1, 2006.

Comparison of Operating Results for the Years Ended December 31, 2006 and 2005

General. Net income was $20.9 million for the year ended December 31, 2006, an increase of $5.3 million, or 34.0%, compared with net income of $15.6 million for the year ended December 31, 2005. Basic and diluted earnings per common share were $1.58 and $1.52, respectively, for 2006 compared with basic and diluted earnings per share of $1.27 and $1.19, respectively, for 2005. For the year ended December 31, 2006 our return on average stockholders’ equity was 23.7% compared with 29.6% for 2005. Our return on average assets was 2.1% for 2006 and 2005.

Interest and Dividend Income. Total interest and dividend income increased $32.8 million, or 57.4%, to $89.9 million for the year ended December 31, 2006 from $57.1 million for the year ended December 31, 2005. This increase is attributable to an increase in the average volume of earning assets, primarily loans, and an increase in average yields on those assets. The increase in the average balance of loans reflects a significant increase in our portfolio of construction and land loans. We also experienced increases in the average volume of our commercial real estate and commercial and industrial loan portfolios. These portfolios all experienced significant increases in the average yield reflecting the overall higher interest rate environment that prevailed during 2006 compared to 2005. In addition, we also added residential mortgage loans as a result of our acquisition of Choice Bank, which had a positive impact on interest income for the year. Interest income on investment securities and federal funds sold also increased reflecting higher average yields on these portfolios due to the higher interest rate environment.

Interest Expense. Total interest expense increased $16.8 million, or 106.3%, to $32.6 million for the year ended December 31, 2006 from $15.8 million for the year ended December 31, 2005. The increase primarily reflects an increase in the average balance of interest-bearing deposits, coupled with an increase in the average cost of such funds. In particular, the average balance of our time deposits, one of our highest cost sources of funds, more than doubled reflecting our competitive pricing. Due to the increase in market interest rates and significant competition for deposits in our markets the average cost of our time deposits increased substantially during 2006. Interest expense on our savings and money market accounts also increased primarily due to an increase in the average cost of these funds, as well as a more modest increase in the average balance. The increase in interest expense also reflects the increase in the average balance of our borrowed funds as we continued to use FHLB borrowings and junior subordinated debt to supplement deposits to fund our operations. Consistent with our deposits, the average cost of funds for these borrowings also increased in the higher interest rate environment.

Net Interest Income. Net interest income increased $16.1 million, or 39.0%, to $57.4 million for the year ended December 31, 2006 from $41.3 million for the year ended December 31, 2005. The increase in net interest income was due to the overall growth in our balance sheet and improved net interest margin. The net interest margin for the year ended December 31, 2006 was 6.2% compared to 5.8% at December 31, 2005.

Provision for Loan Losses. Our provision for loan losses increased by $471,000, or 20.5%, to $2.8 million for the year ended December 31, 2006 compared with $2.3 million for the year ended December 31, 2005. Net charge-offs for the year ended December 31, 2006 were $598,000 compared with $87,000 for the year ended December 31, 2005. Our allowance for loan losses increased $2.9 million, or 34.9%, to $11.2 million at December 31, 2006 from $8.3 million at December 31, 2005. The increase in the allowance for loan losses primarily reflected the addition of the Choice Bank allowance for loan losses of $663,000 and the $2.8 million provision for loan losses as a result of our significant loan growth.

Nonperforming loans decreased $1.1 million to $132,000 at December 31, 2006 from $1.2 million at December 31, 2005. The decline is a result of two nonaccrual loans being paid off and one loan which was partially charged-off. During the year one new loan was placed on nonaccrual status, bringing the total number of loans on nonaccrual status to three.

The ratio of nonperforming loans to total loans was 0.01% at December 31, 2006 compared with 0.19% at December 31, 2005. The ratio of the allowance for loan losses to nonperforming loans was 8,484.8% at December 31, 2006 compared with 683.2% at December 31, 2005. The ratio of the allowance for loan losses to total loans was 1.10% at December 31, 2006 compared with 1.29% at December 31, 2005.

Other Income. Total non-interest income increased $1.1 million, or 22.9%, to $5.9 million for the year ended December 31, 2006 from $4.8 million for the year ended December 31, 2005. This increase is primarily attributable to an increase in gain on sales of loans. Proceeds from our loan sales totaled $84.1 million in 2006, compared to $55.3 million in 2005. Proceeds from our loan sales are primarily due to our SBA loan production activity. To a lesser extent, proceeds from our loan sales reflect sales of commercial real estate loans.

Non-Interest Expense. Non-interest expense increased $8.0 million, or 40.4%, to $27.8 million for the year ended December 31, 2006 from $19.8 million for the year ended December 31, 2005. The increase reflects our overall growth. Salaries and employee benefit costs increased $4.2 million as a result of additional employees and increased benefit costs. Our number of full time equivalent employees increased from 164 at December 31, 2005 to 268 at December 31, 2006. For the year ended December 31, 2006, we recognized $341,000 of stock-based compensation expense pursuant to SFAS 123R. For the year ended December 31, 2005, we recorded $1.6 million of stock option expense as a result of our accelerating the vesting of 975,000 stock options. The stock option expense recorded in 2005 was pursuant to Accounting Principal Bulletin, or APB, Opinion 25, Accounting for Stock Issued to Employees, and related interpretations. Occupancy expense increased $639,000 as the result of additional property and fixed assets relating to our new branch offices and administrative center. Professional fees increased by $860,000 due to the increase in the size and complexity of our company and increased compliance and regulatory costs. Other non-interest expense increased $1.2 million for the year ended December 31, 2005 to $2.9 million for the year ended December 31, 2006. This increase, in general, is the result of the growth of the assets and operations of our two subsidiary banks.

Income Taxes. Income tax expense increased $3.4 million, or 41.0%, to $11.7 million for the year ended December 31, 2006 from $8.3 million for the year ended December 31, 2005. Our effective rate for 2006 was 36.0% as compared to 34.6% for the year ended December 31, 2005. The increase in our effective tax rate is due primarily to increasing state income tax apportionment as a result of the Arizona operation and an increase in certain nondeductible expenses, such as stock-based compensation expense associated with incentive stock options as a result of our adoption of SFAS 123R on January 1, 2006.

Liquidity and Capital Resources

The term “liquidity” refers to our ability to generate adequate amounts of cash to fund loan originations, deposit withdrawals and operating expenses. Our primary sources of funds are cash received from scheduled amortization and prepayments of loans, new deposits, borrowed funds, maturities and calls of investment securities and funds provided by our operations. Our membership in the FHLB provides us access to additional sources of borrowed funds, which is generally limited to twenty times the amount of FHLB stock owned. The value at cost of our FHLB stock at March 31, 2008 is approximately $5.9 million.

Cash and cash equivalents (consisting of cash and due from banks and federal funds sold), totaled $84.7 million at March 31, 2008, an increase of $70.9 million, or 512.2%, from $13.8 million at December 31, 2007. This increase is due to our concerted efforts to increase our liquidity, which has continued into the second quarter of 2008. Our cash and cash equivalents were $213.2 million at April 30, 2008.

Deposit flows, calls of investment securities and borrowed funds, and prepayments of loans and mortgage-backed securities are strongly influenced by interest rates, general and local economic conditions and competition in the marketplace. These factors reduce the predictability of the timing of these sources of funds.

We experienced an increase in deposits of $440.2 million during the year ended December 31, 2007 compared with a net increase of $237.3 million (excluding $103.5 million in deposits obtained through the Choice Bank acquisition) during the year ended December 31, 2006. Deposit flows are affected by the level of market interest rates, the interest rates and products offered by competitors, the volatility of equity markets and other factors.

We experienced an increase in deposits of $145.6 million during the three months ended March 31, 2008 compared with a net increase of $165.0 million during the corresponding period of 2007. The majority of this increase is attributable to our increase in brokered deposits.

At December 31, 2007, there were $680.6 million in time deposits scheduled to mature within one year. At March 31, 2008, there were $865.7 million in time deposits scheduled to mature within one year. Based on our historical experience and competitive pricing practices, we expect to be able to retain or replace a substantial portion of these maturing deposits although we expect to gradually reduce the level of brokered deposits throughout the remainder of 2008.

Our 20 largest depositors accounted for approximately 51.7% of our total deposits and our five largest depositors accounted for approximately 44.3% of our total deposits at March 31, 2008. Our four largest depositors accounted for $674.1 million, or 42.9% of total deposits at March 31, 2008. The deposit balances of these four largest customers are considered for regulatory purposes to be brokered deposits, and constitute all our brokered deposits at that date. Brokered deposits are generally considered to be deposits that have been received by us from a registered broker that is acting on behalf of that broker’s customer. Often, a broker will direct a customer’s deposits to the banking institution offering the highest interest rate available. Federal banking law and regulation places restrictions on depository institutions regarding brokered deposits because of the general concern that these deposits are at a greater risk of being withdrawn and placed on deposit at another institution offering a higher interest rate, thus posing liquidity risk for institutions that gather brokered deposits in significant amounts. The balances of our brokered deposits measured as of each month end from January 1, 2007 to March 31, 2008 have fluctuated, ranging from a high of $674.1 million, or 42.9% of total deposits to a low of $228.3 million, or 22.3% of total deposits.

Our brokered deposits pose a heightened risk of not being retained by us because these customers tend to be very rate sensitive in making their decisions as to the financial institution with which they choose to place their deposits. Although the deposits of our four brokered deposit customers may meet the regulatory definition of a brokered deposit, we consider them to be corporate customers with which we either have or are in the process of building longer term customer relationships. Two of these customers have been our depositors for approximately four years.

We believe that our net income has not been, and do not expect it to be, adversely affected by the use of brokered short-term deposits. As a general matter, we price brokered deposits separately from our pricing of deposits gathered through our local branch networks. Both historically and currently, our brokered deposits have had a lower average cost than time deposits gathered through our local branch network because we can offer rates to brokered deposit customers outside of our market area that are lower than the rates we offer through our local branch network. In addition, our brokered deposits have had a comparable cost to wholesale borrowings available through the use of Federal Home Loan Bank borrowings. As with all funding decisions, we continually analyze our various funding choices and price our deposit products, including brokered deposits, with a view towards obtaining the lowest cost funding while meeting our liquidity needs and achieving the best net interest margin possible. We carefully monitor the balances in our brokered accounts, the impact of movements in interest rates generally, the interest rates offered by local competitors, the rates offered by other institutions that access the brokered deposit market, the availability of wholesale borrowings and related costs of such funding sources. We have also developed contingency funding plans in the event that we fail to retain one or more of our brokered deposit customers.

Due to the nature of our larger customers’ businesses, the deposit balances they maintain with us may fluctuate significantly from month to month resulting in the list of our largest depositors similarly changing. For example, two of our five largest depositors are large financial services companies that provide financing services to other financial service companies, securities clearing services to brokerage firms and brokerage services to a large number of commercial and individual customers. Additionally, two of our nine largest depositors are title insurance companies. Part of the services these financial services companies and title insurance companies provide to their customers includes holding short term account balances to facilitate the ordinary course of business of these customers. Although the many individual account balances of the customers of our large financial services depositors tend to be smaller, when placed on deposit with us into our depositor’s account they result, in the aggregate, in a very large balance relative to our other accounts. Due to the short-term nature of the deposit balances maintained by the customers of our large depositors, the deposit balances maintained with us tend to fluctuate.

The loss of one or more of our largest 20 customers, or a significant decline in the deposit balances due to ordinary course fluctuations related to these customers’ businesses, would adversely affect our liquidity and require us to raise deposit rates to attract new deposits, purchase federal funds or borrow funds on a short-term basis to replace such deposits. We have not experienced any liquidity issues to date with respect to brokered deposits or our other large balance deposits and we believe we have ample alternative sources of funding, albeit currently at slightly higher rates, to more than compensate for the loss of one or more of these customers. We have approximately $155.2 million in brokered deposits scheduled to mature in the second quarter of 2008. Depending on the interest rate environment and competitive factors, these deposits may need to be replaced with higher cost funding.

For the year ended December 31, 2007, we experienced a net increase in other borrowed funds, federal funds purchased and securities sold under repurchase agreements of $29.0 million, compared to a net decrease of $4.5 million during the year ended December 31, 2006. The net increase in 2007 reflects our decision to supplement our reliance on deposits as our primary source of funds with lower costing borrowed funds, when available. The net decrease in 2006 reflects our ability to fund our asset growth primarily through deposits. Borrowed funds increased to $160.2 million at December 31, 2007 from $96.7 million at December 31, 2006. The increase in borrowed funds during 2007 helped to continue to fund our asset growth.

For the three months ended March 31, 2008, we experienced a net increase in other borrowed funds, federal funds purchased and securities sold under repurchase agreements of approximately $19.4 million, compared to a net increase of $313,000 during the corresponding period of 2007. The net increase in the first three months of 2008 reflects our decision to supplement our reliance on deposits as our primary source of funds with lower costing borrowed funds, when available. In May 2008, the Company’s capacity to purchase federal funds under agreements with other lending institutions was reduced to approximately $69.0 as compared to approximately $104.0 million at March 31, 2008 and approximately $90.5 million as of December 31, 2007.

At March 31, 2008, there were $97.6 million in borrowed funds scheduled to mature within one year. We anticipate we will have sufficient resources to meet this funding commitment by borrowing new funds at prevailing market interest rates or paying off the borrowed funds as they mature or are called.

Our primary use of funds is for the origination of construction and land loans, commercial loans and commercial real estate loans. Our net increase in total loans was $544.3 million during the year ended December 31, 2007 compared with $272.1 million (excluding $98.3 million in gross loans obtained as a result of the Choice Bank acquisition) during the year ended December 31, 2006. The increase in net loans for 2007 reflected the overall increase in demand for commercial loans in the markets in which we operate. Our net increase in total loans was $79.3 million during the three months ended March 31, 2008 compared with $152.9 million for the corresponding period in 2007. The decrease in net loan originations for the first three months of 2008 reflected the overall decrease in demand for loans in the markets in which we operate reflecting the worsened economic conditions as well as our overall strategy to slow our overall loan growth.

Cash flow from our investment activities included purchases of securities for our investment portfolio during the year ended December 31, 2007, which were $31.4 million compared with $91.3 million during the year ended December 31, 2006. The decrease in purchases of securities during 2007 reflected the strong demand for our loan products, which are higher yielding interest-earning assets. The proceeds from maturing of securities available-for-sale were $41.2 million during the year ended December 31, 2007 compared with $60.2 million during the year ended December 31, 2006. The proceeds from sale of securities available-for-sale were $4.3 million during the year ended December 31, 2007 compared with $44.0 million during the year ended December 31, 2006.

Cash flow from our investment activities during the three months ended March 31, 2008 was $21.3 million compared with $3.1 million during the corresponding period of 2007. The increase in purchases of securities for the first quarter of 2008 reflected the decreased demand for our loan products as well as increasing the liquidity value of our assets. The proceeds from maturing of securities available-for-sale were $16.0 million during the three months ended March 31, 2008 compared with $6.7 million during the corresponding period of 2007. The proceeds from sale of securities available-for-sale were $5.3 million during the three months ended March 31, 2008 compared with $4.3 million during the corresponding period of 2007.

During the year ended December 31, 2007, our primary sources of liquidity at the holding company level were the proceeds of $25.5 million from the issuance of common stock to investors in the completion of our initial registered public offering and the issuance of junior subordinated debt. On July 24, 2007, we issued $30.9 million of junior subordinated debt securities to Silver State Capital Trust VI, a statutory trust created under the laws of the State of Delaware. The securities have quarterly interest payments and an interest rate equal to 3-month LIBOR plus 1.35%, for an effective rate of 6.34%, as of December 31, 2007, with principal due at maturity in 2037. The proceeds of the stock offering and junior subordinated debt were used for general corporate purposes, including but not limited to the repayment of outstanding debt, the addition of new branches in existing and contiguous markets and the development of additional products or services.

During the year ended December 31, 2006, our primary source of liquidity at the holding company level was the issuance of $10.7 million of common stock to investors in a private placement and the issuance of junior subordinated debt. On August 25, 2006 we issued $20.6 million of junior subordinated debt securities to Silver State Capital Trust IV, a statutory trust created under the laws of the State of Delaware. The securities have quarterly interest payments and an interest rate equal to 3-month LIBOR plus 1.60%, for an effective rate of 6.59%, as of December 31, 2007, with principal due at maturity in 2036. The proceeds of this offering were used to fund a portion of the cash consideration of the purchase price for the acquisition of Choice Bank, which closed on September 5, 2006.

On December 5, 2006 we issued $7.7 million of junior subordinated debt securities to Silver State Capital Trust V, a statutory trust created under the laws of the State of Delaware. The securities have quarterly interest payments and an interest rate equal to 3-month LIBOR plus 1.62%, for an effective rate of 6.61%, as of December 31, 2007, with principal due at maturity in 2037. We used the proceeds raised in this offering to redeem all $7.7 million of our junior subordinated debt securities issued to Silver State Capital Trust I on November 28, 2001, which had semi-annual interest payments equal to 6-month LIBOR plus 3.75%.

Other sources of liquidity for Silver State Bancorp may include dividend payments from our subsidiary bank. During 2007 and the first three months of 2008, Silver State Bancorp did not receive any capital distributions from its subsidiary banks. On April 1, 2008, our subsidiary Choice Bank merged with and into Silver State Bank. Applicable federal and state law may limit the amount of capital distributions Silver State Bank may make.

At December 31, 2007, we exceeded all regulatory capital requirements and are considered to be “well-capitalized” with a total capital to risk weighted assets of 12.5%, Tier 1 capital to risk weighted assets of 10.6% and a Tier 1 capital to average assets, or leverage, ratio of 11.0%. At December 31, 2007, both Silver State Bank and Choice Bank are also considered to be “well-capitalized.” At March 31, 2008, we remain “well-capitalized” with a total capital to risk weighted assets of 11.4%, Tier 1 capital to risk weighted assets of 9.1% and a Tier 1 capital to average assets, or leverage, ratio of 9.3%. At March 31, 2008, both Silver State Bank and Choice Bank are also considered to be “well-capitalized.” However, if the Company continues to experience losses and continued deterioration of its loan portfolio in future periods, the Company could be deemed “adequately capitalized” which would increase premiums for deposit insurance and also require FDIC approval to gather brokered deposits.

Critical Accounting Policies

Note 1 to our Audited Consolidated Financial Statements for the year ended December 31, 2007, contains a summary of our significant accounting policies, including discussions on recently issued accounting pronouncements, our adoption of them and the related impact of their adoption. We believe our policies with respect to the methodology for our determination of the allowance for loan losses and asset impairment judgments, including other than temporary declines in the value of our securities, involve a high degree of complexity and require management to make difficult and subjective judgments which often require assumptions or estimates about highly uncertain matters. Changes in these judgments, assumptions or estimates could cause reported results to differ materially. These critical policies and their application are continually reviewed by management, and are periodically reviewed by the Audit Committee and our Board of Directors. The following is a discussion of these critical accounting policies and significant estimates. Additional information about these policies can be found in Note 1 of the Audited Consolidated Financial Statements for the year ended December 31, 2007.

Allowance for Loan Losses. The allowance for loan losses is a valuation allowance for probable losses incurred in the loan portfolio. Our allowance for loan loss methodology incorporates a variety of risk considerations in establishing an allowance for loan loss that we believe is adequate to absorb losses in the existing portfolio. Such analysis addresses our historical loss experience, delinquency and charge-off trends, trends in volume and terms of loans, collateral value, changes in loan policies, national and local market economic trends, size and complexity of credits, credit concentrations, peer group comparisons and other considerations. This information is then analyzed to determine “estimated loss factors” which, in turn, is assigned to each loan category. We also closely evaluate each credit graded “watch list/special mention” and below to individually assess the appropriate specific loan loss reserve on these credits. In addition to ongoing internal loan review monitoring and risk assessment, management utilizes independent loan review firms to review our loan underwriting and credit administration practices, which also assists management with determining the appropriateness of our allowance for loan losses.

Our primary lending emphasis is commercial real estate loans, construction loans and land acquisition and development loans for both residential and commercial projects. We also have a concentration of loans secured by real property located in Nevada. Based on the composition of our loan portfolio and the growth in our loan portfolio, we believe the primary risks inherent in our portfolio are increases in interest rates, a decline in the economy, generally, and a decline in real estate market values. Any one or a combination of these events may adversely affect our loan portfolio resulting in increased delinquencies, loan losses and future levels of provisions. We consider it important to maintain the ratio of our allowance for loan losses to total loans at an acceptable level given current economic conditions, interest rates and the composition of our portfolio.

The allowance for loan losses is increased by the provision for loan losses charged to expense and reduced by loans charged off, net of recoveries. Provisions for loan losses are made on both a specific and general basis. Specific allowances are provided on impaired credits pursuant to SFAS No. 114 “Accounting by Creditors for Impairment of a Loan.” The general component of the allowance for loan losses is based on historical loss experience and adjusted for qualitative and environmental factors pursuant to SFAS No. 5 “Accounting for Contingencies” and other related regulatory guidance. At least quarterly, we review the assumptions and formulas related to our general valuation allowances in an effort to update and to refine our allowance for loan losses in light of the various factors described above. Continuing into the first quarter of 2008, we decided to make further increases to the environmental loss factors due to the weaknesses in the real estate markets in which we operate, significant declines in appraisal valuations received late in the first quarter of 2008, increases in nonperforming loans, increases in potential problem loans, and the general weakening of the local economies in the markets in which we operate. In the event that our residential construction and land portfolio continues to experience deterioration in estimated collateral values, we may have to further adjust and discount the appraised values for the collateral underlying the loans in that portfolio, which could result in significant increases to our provision for loan losses.

We consider the ratio of the allowance for loan losses to total loans at March 31, 2008 to be at an acceptable level. Although we believe that we have established and maintained the allowance for loan losses at adequate levels, additions may be necessary if future economic and other conditions differ substantially from the current operating environment. Although management uses the best information available, the level of the allowance for loan losses remains an estimate that is subject to significant judgment and short-term change.

Asset Impairment Judgments. Certain of our assets are carried in our consolidated statements of financial condition at fair value or at the lower of cost or fair value. Valuation allowances are established when necessary to recognize impairment of such assets. We periodically perform analyses to test for impairment of various assets. In addition to our impairment analyses related to loans discussed above, another significant impairment analysis relates to other than temporary declines in the value of our securities.

Our available for sale portfolio is carried at estimated fair value, with any unrealized gains and losses, net of taxes, reported as accumulated other comprehensive income in stockholders’ equity. We conduct a periodic review and evaluation of the securities portfolio to determine if the value of any security has declined below its carrying value and whether such decline is other than temporary. If such decline is deemed other than temporary, we would adjust the carrying amount of the security by writing down the security to fair market value through a charge to current period income. The market values of our securities are significantly affected by changes in interest rates. In general, as interest rates rise, the market value of fixed-rate securities will decrease; as interest rates fall, the market value of fixed-rate securities will increase. With significant changes in interest rates, we evaluate our intent and ability to hold the security for a sufficient time to recover the recorded principal balance. Estimated fair values for securities are based on published or securities dealers’ market values.

Valuation of Servicing Rights. We generally retain the right to service the guaranteed and unguaranteed portion of SBA loans sold to others. We generally receive a standard fee for providing this servicing function. The fair value allocated to the servicing rights retained has been recognized as a separate asset and is being amortized in proportion to and over the period of estimated net servicing income. This asset is included in other assets in the accompanying balance sheets.

Servicing rights are periodically evaluated for impairment. Servicing rights are stratified based on origination dates. Fair values are estimated using a discounted cash flow model which utilizes various assumptions including prepayment speeds and current market rates of interest or other available information. As of December 31, 2007, we had total servicing rights of $817,000. No significant impairments were recognized during the years ended December 31, 2007, 2006 and 2005.

Goodwill Impairment. Goodwill is presumed to have an indefinite useful life and is tested, at least annually, for impairment at the reporting unit level. Impairment exists when the carrying amount of goodwill exceeds its implied fair value. The Company annually reviews the goodwill for impairment in accordance with SFAS No. 142, Goodwill and Other Intangible Assets. If the fair value of our reporting unit with goodwill exceeds its carrying amount, further evaluation is not necessary. However, if the fair value of our reporting unit with goodwill is less than its carrying amount, further evaluation is required to compare the implied fair value of the reporting unit’s goodwill to its carrying amount to determine if a write-down of goodwill is required.

We would test our goodwill for impairment between annual tests if an event occurred or circumstances changed that would more likely than not reduce the fair value of our reporting unit below its carrying amount. The identification of additional reporting units or the use of other valuation techniques could result in materially different evaluations of impairment.

The Company reviewed goodwill for the Choice Bank reporting unit for impairment as of October 1, 2007 in accordance with SFAS 142, Goodwill and Other Intangible Assets. No impairment to goodwill was recognized at that time. In addition, the Company considered other events and circumstances through March 31, 2008 in accordance with SFAS 142 for the Choice Bank reporting unit and has determined that no impairment loss is necessary. As a result of Choice Bank being merged into Silver State Bank effective April 2008, the Company’s reporting unit for goodwill impairment purposes will be Silver State Bank.

At March 31, 2008, the Company’s market capitalization (based on total shares outstanding, excluding unvested restricted stock) was less than our total stockholders’ equity by $11.0 million. Through May 31, 2008, our market capitalization continues to be less than total stockholders’ equity. Should this situation continue to exist at June 30, 2008, we will consider this and other factors including the Company’s results of operations and may prepare a valuation of the Silver State Bank reporting unit to determine whether goodwill is impaired. No assurance can be given that we will not record an impairment loss on goodwill in 2008. Because goodwill is not included in the calculation of regulatory capital, the Company’s and Silver State Bank’s regulatory capital ratios would not be affected by this potential non-cash expense.

Off-Balance-Sheet Arrangements and Contractual Obligations

We are a party to certain off-balance-sheet arrangements, which occur in the normal course of our business, to meet the credit needs of our customers and the growth initiatives of our subsidiary banks. These arrangements are primarily commitments to originate and purchase loans, and to purchase securities. We did not engage in any hedging transactions that use derivative instruments (such as interest rate swaps and caps) during 2007 and the first three months of 2007 and did not have any such hedging transactions in place at December 31, 2007 or March 31, 2008, which would create other off-balance-sheet arrangements.

The following table reports the amounts of our contractual obligations and financial instruments with off-balance sheet risk as of December 31, 2007. The information below did not change materially at March 31, 2008.

	At December 31, 2007
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
	(Dollars in thousands)
Long-term borrowed funds	$56,600	$26,600	$30,000	$—	$—
Junior subordinated deferrable interest debentures	69,589	—	—	—	69,589
Operating lease obligations	38,267	1,628	5,086	4,734	26,819
Purchase obligation for land	1,000	1,000	—	—	—

Total	$165,456	$29,228	$35,086	$4,734	$96,408

	At December 31, 2007
	Total Amounts Committed	Amount of Commitment Expiration Per Period
Other Commitments		Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
		(Dollars in thousands)
Commitments to extend credit	$530,857	$359,617	$127,159	$3,783	$40,298
Standby letters of credit	2,480	2,262	200	18	—

Total	$533,337	$361,879	$127,359	$3,801	$40,298

We also have entered into long-term contractual obligations consisting of advances from FHLB. These advances are secured with collateral generally consisting of securities. As of March 31, 2008, these long-term FHLB advances totaled $53.6 million and will mature by October 25, 2010.

Commitments to extend credit are agreements to lend money to a customer as long as there is no violation of any condition established in the contract. Since some commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Our bank subsidiaries evaluate each customer’s creditworthiness on a case-by-case basis. The amount of collateral we obtain, if deemed necessary, is based on management’s credit evaluation of the borrower. Our commitments associated with commitments to extend credit were $472.1 million at March 31, 2008 and $530.9 million at December 31, 2007.

Additionally, we offer standby letters of credit to our customers. Standby letters of credit are conditional commitments used by our subsidiary banks to guarantee the performance of a customer to a third party. These guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing these letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held in support of these standby letters of credit varies based on the customer’s creditworthiness. We are not obligated to advance further amounts on credit lines if the customer is delinquent, or otherwise in violation of the agreement. Our commitments associated with standby letters of credit were $3.1 million at March 31, 2008 and $2.5 million at December 31, 2007.

We have also committed to irrevocably and unconditionally guarantee the following payments or distributions with respect to the holders of trust preferred securities to the extent that Silver State Capital Trust II, Silver State Capital Trust III, Silver State Capital Trust IV, Silver State Capital Trust V, and Silver State Capital Trust VI have not made such payments or distributions: (1) accrued and unpaid distributions, (2) the redemption price, and (3) upon a dissolution or termination of the trust, the lesser of the liquidation amount and all accrued and unpaid distributions and the amount of assets of the trust remaining available for distribution. We do not believe that these off-balance-sheet arrangements have or are reasonably likely to have a material effect on our financial condition, cash flows, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources. However, there can be no assurance that such arrangements will not have any such future effects.

Recent Accounting Pronouncements

In February 2007, the Financial Accounting Standards Board (FASB) issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. For financial instruments elected to be accounted for at fair value, an entity will report the unrealized gains and losses in earnings. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company adopted SFAS 159 effective January 1, 2008. Upon adoption, the Company did not elect the fair value option for eligible items that existed at January 1, 2008 and as such, the impact of adopting such standard is not material.

In September 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-4 (EITF 06-4), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements, which requires the application of the provisions of SFAS 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, to endorsement split-dollar life insurance arrangements. EITF 06-4 would require the Company to accrue a liability for the postretirement death benefits associated with split-dollar life insurance agreements. An endorsement-type arrangement generally exists when the Company owns and controls all incidents of ownership of the underlying policies. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The adoption of EITF 06-4 did not have a material impact on the financial statements. At January 1, 2008 a cumulative effect adjustment was recorded to retained earnings in the amount of $55,000. There was no impact to earnings (loss) per share.

Impact of Inflation and Changing Prices

Our consolidated financial statements and accompanying notes have been prepared in accordance with GAAP. GAAP generally requires the measurement of financial position and operating results in terms of historical dollars without consideration for changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of our operations. Unlike industrial companies, our assets and liabilities are primarily monetary in nature. As a result, changes in market interest rates have a greater effect on performance than do the effects of inflation.

LEGAL PROCEEDINGS

Southwest Exchange, a former customer of Silver State Bank, is currently under investigation and reported to be a defendant in a number of lawsuits for the loss of funds belonging to Southwest Exchange’s customers, which loss has been estimated in newspaper articles to exceed $100.0 million. Southwest Exchange maintained certain deposit accounts with Silver State Bank. Although Southwest Exchange did not maintain custody or escrow accounts at Silver State Bank in the name of or for the benefit of customers of Southwest Exchange, Silver State Bank may become involved in protracted litigation as a result of the activities of Southwest Exchange.

We previously were named as a defendant in one such lawsuit and, by agreement of the plaintiff, were dismissed from the lawsuit without prejudice. We were also named in two other complaints (along with several other defendants) alleging conversion, breach of fiduciary duty, negligence, fraud and civil RICO claims. More than a year has elapsed since the filing of those complaints, and they have not been served on Silver State Bank.

Silver State Bank was also recently named, along with 41 other named defendants, as a defendant in a consolidated litigation pending before the Nevada District Court, Clark County (P&D Kelesis, LLC et al. v. Southwest Exchange, et al., Case No. A535439), claiming causes of action for conversion and negligence per se against the Bank. The plaintiffs purported to serve Silver State Bank with this complaint on February 7, 2008. The amount claimed in this consolidated lawsuit is approximately $12.7 million. On April 11, 2008, the plaintiffs served the Bank with an amended complaint, claiming causes of action for breach of fiduciary duty, conversation, negligence per se, unjust enrichment, and Breach of Uniform Fiduciaries Act. On May 2, 2008, some, but not all, additional claimants joined in the Amended Claims (the “Albrittons’ Claims”). The Albrittons’ Claims total $8.0 million, bringing total claims against Silver State Bank related to this matter to approximately $20.7 million. The Bank filed a motion to dismiss the complaint (or in the alternative, for summary judgment) which was denied by the court to allow the plaintiffs additional time for discovery. After the period for discovery, the plaintiffs may amend the complaint and we may file new motions for dismissal or summary judgment.

We believe the allegations against us in these lawsuits are without merit and we intend to vigorously defend these and any other future lawsuits pertaining to this matter. However, if we are not dismissed from these lawsuits or are included in other litigation regarding Southwest Exchange, our employees, officers and directors may be required to expend substantial amounts of time in connection with such litigations which will prevent them from concentrating on our normal business. In addition, we may be required to spend substantial sums on legal representation in connection with any such litigation until the claims are dismissed.

We are not involved in any other pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. We believe that these routine legal proceedings, in the aggregate, are immaterial to our financial condition and results of operations.

THE RIGHTS OFFERING

Before exercising any subscription rights, you should carefully read the information set forth under “Risk Factors.”

General Description of the Rights Offering

•	We are issuing transferable subscription rights to each holder of record of our common stock on the record date at no charge.

•	You are a holder of record only if your name is registered as a holder of our common stock as of the record date.

•	The record date is [ ] p.m., Eastern Time, on [ ], 2008.

•

If, as of the record date, you held shares of our common stock, we are issuing to you [            ] transferable subscription right[s] for every [            ] share[s] of common stock held by you on the record date. We will not distribute any fractional subscription rights but will round the number of subscription rights you receive down to the nearest whole number.

•

As of the record date, we had [            ] shares of our common stock issued and outstanding. Because we are issuing [            ] transferable subscription right[s] for every [            ] share[s] of our common stock held by existing stockholders on the record date, we are issuing in the aggregate [            ] transferable subscription rights.

•	Every [ ] subscription right[s] will entitle you to purchase [ ] share[s] of our common stock for $[ ] per share.

•

In addition, we are providing to existing stockholders that exercise all of their basic subscription rights the opportunity to make oversubscription requests and purchase those shares that are not purchased by other existing stockholders through the exercise of their basic subscription rights. If the oversubscription requests exceed the number of shares available, we will allocate the available shares, pro rata, among those who have made oversubscription requests.

•	The subscription rights are transferable.

•

If your shares of our common stock are held by a broker, custodian bank or other nominee, you should promptly contact your broker, or other nominee holder, and provide your instructions for exercising your subscription rights. Your broker, or other nominee holder, is the holder of record with respect to your existing shares and will have to act on your behalf in order for you to exercise your subscription rights.

•	The expiration date for the rights offering is [ ] p.m., Eastern Time, on [ ], subject to extension at our discretion.

•	The subscription agent for the rights offering is Mellon Bank, N.A.

Subscription Price

The subscription price for shares of our common stock in the rights offering is $[        ] per share.

Subscription Rights and the Oversubscription Privilege

Basic Subscription Right. Every [        ] subscription right[s] will entitle you to purchase [        ] share[s] of our common stock at the subscription price. You are entitled to subscribe for all, or any portion, of our common stock which may be acquired through the exercise of your subscription rights. We will deliver certificates representing your shares of our common stock, or credit your account at your nominee holder with shares of our common stock, that you purchased pursuant to your basic subscription rights as soon as practicable after the rights offering has expired. If you exercise fewer than all of the subscription rights to which you are entitled, you may direct the subscription agent to attempt to sell your remaining subscription rights and/or transfer your remaining subscription rights to a designated transferee.

Oversubscription Privilege. If you purchase all of the shares available to you pursuant to your basic subscription rights, you will be entitled to subscribe for shares that are not being purchased by other existing stockholders through the exercise of their basic subscription rights, subject to the limitations described below. Shares of our common stock will be available for purchase pursuant to the oversubscription privilege only to the extent that those shares have not been subscribed for through exercise of other existing stockholders’ basic subscription rights.

In order to properly exercise your oversubscription privilege you must deliver the full subscription payment related to your oversubscription request prior to the expiration of the rights offering. If you subscribe for fewer than all of the shares available to you under your basic subscription right, you will not be entitled to any oversubscription privilege. If sufficient shares are available, we will seek to honor the oversubscription requests in full. However, we can provide no assurance that your oversubscription request will be granted in full at the expiration of the rights offering. If the oversubscription requests exceed the number of shares available, we will allocate the available shares among those who have made oversubscription requests, pro rata, based on each oversubscription request received in relation to the total number of shares available to satisfy oversubscription requests. Payments for oversubscriptions will be deposited upon receipt by the subscription agent and held in a segregated account with the subscription agent pending a final determination of the number of shares to be issued pursuant to the oversubscription privilege. If the pro rated amount of shares allocated to you in connection with your oversubscription privilege is less than your oversubscription request, then the excess funds held by the subscription agent on your behalf will be returned to you without interest, as soon as practicable. If the amount you actually paid in connection with the exercise of the oversubscription privilege is less than the aggregate subscription price of the maximum number of unsubscribed shares available to you, you will be allocated the number of unsubscribed shares for which you actually paid in connection with the oversubscription privilege (subject to proration as described above). We will deliver certificates representing your shares of our common stock, or credit your account at your nominee holder with shares of our common stock, that you purchased pursuant to your oversubscription privilege as soon as practicable after the rights offering has expired and all proration calculations and reductions contemplated by the terms of the rights offering have been effected.

If you hold your shares of our common stock through a broker, or other nominee holder, we recommend that you contact your broker, or other nominee holder, and direct your broker, or other nominee holder, to exercise, transfer or sell your subscription rights in accordance with your instructions. In order to exercise the oversubscription privilege, nominee holders will be required to certify to the subscription agent, and to us, the aggregate number of rights being exercised in connection with the oversubscription privilege and the number of shares being subscribed for by each beneficial owner of subscription rights on whose behalf the nominee holder is acting.

No Fractional Shares

We will not issue fractional shares. Fractional shares of our common stock resulting from the exercise of your basic subscription rights and oversubscription privilege will be eliminated by rounding down to the nearest whole share, with your total subscription payment being adjusted accordingly. Any excess subscription payments that the subscription agent receives will be returned, without interest, as soon as practicable.

Standby Commitments

We intend to enter into standby purchase agreements with standby purchasers in connection with the rights offering. The following summarizes the form of standby purchase agreement that we anticipate entering into with each standby purchaser. A copy of the form of the standby purchase agreement will be filed as an exhibit to the registration statement in which this prospectus is included. We urge you to carefully read the entire document.

Subject to certain conditions, we anticipate that the standby purchase agreements will obligate us to sell, and require the standby purchasers to commit to purchase from us, at the subscription price of $[        ] per share, a maximum of [            ] shares of our common stock which are offered, but not subscribed for, in the rights offering. The number of shares available for sale to the standby purchasers will depend on the number of shares subscribed for (including under the oversubscription privilege) by our existing stockholders, or their transferees, in the rights offering. In exchange for the commitments of the standby purchasers, we intend to sell to the standby purchasers an aggregate of no less than [            ] shares of common stock, referred to as the minimum guarantee amount, at the subscription price per share. Therefore, in no event will we issue fewer than an aggregate of [            ] shares to the standby purchasers. Each of the standby purchasers will agree to a maximum ownership limitation, which will restrict each standby purchaser, along with their associates and other individuals, from owning more than 9.9% of our issued and outstanding shares of common stock following completion of the rights offering and the transactions contemplated by the standby purchase agreements.

Limit on How Many Shares of Common Stock You May Purchase in the Rights Offering

If you currently own 9.9% or less of the issued and outstanding shares of our common stock, you, together with the following persons, may not exercise subscription rights (including oversubscriptions) to purchase shares of our common stock which, when aggregated with your existing ownership, would result in you, together with the following persons, owning in excess of 9.9% of our issued and outstanding shares of common stock following the completion of the rights offering and the transactions contemplated in the standby purchase agreements:

•	your spouse or relatives of either you or your spouse living in your house;

•	companies, trusts, or other entities in which you are a trustee, have a controlling beneficial interest or hold a senior position; or

•	other persons who may be your associates or persons acting in concert with you.

The term “associate” is used above to indicate any of the following relationships with you:

•

any corporation or organization, other than Silver State Bancorp or Silver State Bank, of which you are a senior officer or partner, or beneficially own, directly or indirectly, 10% or more of any class of equity securities of the corporation or organization;

•

any trust or other estate, if you have a substantial beneficial interest in the trust or estate or are a trustee or fiduciary of the estate (although if you have a substantial beneficial interest in one of our tax-qualified or non-tax-qualified employee plans, or if you are a trustee or fiduciary of the plan, you are not an associate of the plan, and our tax-qualified employee plans are not associates of yours)

•	any person who is related by blood or marriage to you and:

(i)	who lives in the same house as you; or

(ii)	who is a director or senior officer of Silver State Bancorp or Silver State Bank; and

(iii)	any person acting in concert with you or entities specified above.

As used above, the term “acting in concert” means:

(i)	knowing participation in a joint activity or interdependent conscious parallel action towards a common goal, whether or not pursuant to an express agreement; or

(ii)	a combination or pooling of voting or other interests in the securities of an issuer for a common purpose pursuant to any contract, understanding, relationship, agreement, or other arrangement, whether written or otherwise.

A person or company that acts in concert with another person or company shall also be deemed to be acting in concert with that other party, except that any of our tax-qualified employee plans will not be deemed to be acting in concert with its trustee or a person who serves in a similar capacity solely for the purpose of determining whether stock held by the trustee and stock held by the plan will be aggregated.

If you currently own more than 9.9% of the issued and outstanding shares of our common stock, you will not be permitted to purchase shares of our common stock in connection with the rights offering which when aggregated with your existing ownership would increase your percentage ownership in the issued and outstanding shares of our common stock after completion of the rights offering and the transactions contemplated in the standby purchase agreements as compared to your current percentage ownership.

In addition, we will not issue shares of common stock pursuant to the exercise of basic subscription rights or oversubscription privileges, or to any standby purchaser who, in our sole opinion, could be required to obtain prior clearance or approval from or submit a notice to any state or federal bank regulatory authority to acquire, own, or control such shares if, as of the expiration date of the rights offering, we determine that such clearance or approval has not been satisfactorily obtained and any required waiting period has not expired.

In the event that shares are not issued because of either of the above restrictions based on percentage ownership, or the failure to obtain regulatory clearance or approval, the right to acquire such shares will be forfeited and such shares will become available to satisfy oversubscription privileges by other existing stockholders and, to the extent not subscribed for, will be available to standby purchasers.

Method of Transferring Rights

Rights may be purchased or sold through usual investment channels. We anticipate that the subscription rights will trade on the NASDAQ Global Market until the close of business on the last trading day before the expiration date. There has been no prior trading in the subscription rights, and we can provide no assurance that a trading market will develop for the subscription rights.

Your subscription rights are evidenced by a single subscription rights certificate, which may be transferred in whole or in part (but no fractional rights), by endorsing the subscription rights certificate in accordance with the instructions accompanying this prospectus. You may transfer your subscription rights in whole or in part (but no fractional rights) by delivering a properly endorsed subscription rights certificate to the subscription agent with instructions to register all of your subscription rights, or that portion of the subscription rights indicated on the endorsement, in the name of your identified transferee and to issue a new subscription rights certificate to your transferee evidencing the transferred rights. If fewer than all of your subscription rights are transferred, a new subscription rights certificate evidencing the balance of your rights will be issued to you or, if you instruct, to an additional transferee, or will be sold by the subscription agent in the manner described below with your instruction.

Your subscription rights evidenced by a subscription rights certificate may be sold, in whole or in part (but no fractional rights), through the subscription agent by delivering a properly executed subscription rights certificate to the subscription agent for sale by the subscription agent. If only a portion of the rights evidenced by a single subscription rights certificate are to be sold by the subscription agent, that subscription rights certificate must be accompanied by instructions explaining what action the subscription agent should take with respect to your rights that are not being sold. On any given day that the subscription agent is able to sell your rights, the subscription agent will, as soon as practicable, deliver to you for each of your subscription rights sold that day, the weighted average net sale price of all subscription rights sold on that day by the subscription agent. The weighted average net sale price will be calculated by dividing the total proceeds from all sales realized by the subscription agent on the day of sale, net of any applicable brokerage commissions, taxes and other expenses, by the total number of subscription rights sold by the subscription agent on that day. No assurance, however, can be given that a market will develop for the subscription rights or that the subscription agent will be able to sell any subscription rights. Orders to sell subscription rights must be received by the subscription agent at or prior to [        ], Eastern Time, on [                    ], 2008. The subscription agent’s obligation to execute orders is subject to its ability to find buyers. If the subscription rights cannot be sold by the subscription agent by the expiration date, the subscription rights will expire unsold.

If you wish to transfer all or a portion of your subscription rights (but no fractional rights), you should allow sufficient time prior to the expiration date for the transfer instructions to be received and processed by the subscription agent, new subscription rights certificates to be issued and transmitted to your transferee or transferees (with respect to the transferred rights) and to you (with respect to any retained rights) and the subscription rights evidenced by the new subscription rights certificates to be exercised or sold by the recipients of those new subscription rights certificates. The amount of time could range from a few to several business days, depending on the method of delivery and method of payment and the number of transactions that you instruct the subscription agent to effect. Neither we nor the subscription agent will bear any liability to you or any of your transferees if subscription rights certificates are not received in time for exercise or sale prior to the expiration date of the rights offering.

A new subscription rights certificate will be issued to your transferees, and to you with regard to retained subscription rights, only if the subscription agent receives a properly endorsed subscription rights certificate no later than [        ], Eastern Time, on [                    ], 2008. After that time and date, no new subscription rights certificates will be issued. Accordingly, after that time and date, if you choose to exercise less than all of your subscription rights, you will lose the power to sell or exercise your remaining subscription rights.

A new subscription rights certificate will be sent by first class mail to you, or your transferee(s), only if the subscription agent receives the properly completed subscription rights certificate by [        ], Eastern Time, on [                    ], 2008. Unless other arrangements are made by you, or your transferee(s), with the subscription agent, a new subscription rights certificate issued after [        ], Eastern Time, on [                    ], 2008 will be held for pick-up by you, or your transferee(s), at the subscription agent’s address provided above. Neither we nor the subscription agent will bear any risk of delivery for newly issued subscription rights certificates.

All commissions, fees and other expenses (including brokerage commissions and transfer taxes) incurred in connection with the purchase and sale of your subscription rights or the exercise of your transferred rights will be paid by you, or your transferee, as the case may be, and none of these commissions, fees or expenses will be paid by us or the subscription agent.

Subscription and Information Agent

The subscription agent for this offering is Mellon Bank, N.A. The address to which subscription documents, rights certificates, notices of guaranteed delivery and subscription payments, other than wire transfers, should be mailed or delivered is:

By Mail

Mellon Bank, N.A. c/o Mellon Investor Services LLC

Attn: Corporate Actions Dept., 27th Floor

480 Washington Boulevard

Jersey City, NJ 07310

By Hand or By Overnight Courier

Mellon Bank, N.A. c/o Mellon Investor Services LLC

Attn: Corporate Actions Dept., 27th Floor

P.O. Box 3301

South Hackensack, NJ 07606

If you deliver subscription documents, rights certificates or notices of guaranteed delivery in a manner different from that described in this prospectus, we may not honor the exercise of your subscription rights.

We have appointed Mellon Bank, N.A. to act as information agent for the rights offering. You should direct any questions or requests for assistance concerning the method of subscribing for the shares of our common stock or for additional copies of this prospectus to the information agent, Mellon Bank, N.A. at [(xxx) xxx-xxxx].

How to Exercise Your Rights to Subscribe for Shares of Our Common Stock

You should carefully read your subscription rights certificate and other forms and related instructions that accompany this prospectus. You should promptly call us, the information agent or the subscription agent with any questions you may have regarding how to exercise your rights.

Subscription by Registered Holders

You may exercise your rights by delivering to the subscription agent before the expiration date:

•	the properly completed and executed subscription rights certificate, together with any required signature guarantees, before [ ] p.m., Eastern Time, on [ ], 2008, and

•	payment in full of the aggregate subscription price for each share of common stock you wish to purchase pursuant to your basic subscription rights and oversubscription privilege.

All subscription rights certificates and subscription price payments must be received by the subscription agent before the expiration date at the address below:

By Mail

Mellon Bank, N.A. c/o Mellon Investor Services LLC

Attn: Corporate Actions Dept., 27th Floor

480 Washington Boulevard

Jersey City, NJ 07310

By Hand or By Overnight Courier

Mellon Bank, N.A. c/o Mellon Investor Services LLC

Attn: Corporate Actions Dept., 27th Floor

P.O. Box 3301

South Hackensack, NJ 07606

The subscription agent’s telephone number is: [(       ) xxx-xxxx].

The method of delivery of the subscription rights certificate and payment of the subscription price to the subscription agent will be at your election and risk. If subscription rights certificates and subscription price payments are sent by mail, you are urged to use registered mail, properly insured, with return receipt requested, and you are urged to allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment prior to the expiration date.

Subscription by DTC Participants

It is anticipated that the subscription rights will be eligible for transfer through, and that the exercise of the basic subscription rights (but not the oversubscription privilege) may be effected through, the facilities of The Depository Trust Company, or DTC. If your basic subscription rights are exercised through the facilities of DTC, you may exercise your oversubscription privilege by properly executing and delivering to the subscription agent, at or prior to the expiration date, a DTC Participant Oversubscription Exercise Form, together with payment of the appropriate subscription price for the number of excess shares being requested in your oversubscription request. Copies of the DTC Participant Oversubscription Exercise Form may be obtained from the information agent or the subscription agent.

Subscription by Beneficial Owners

If you are a beneficial owner of shares that are registered in the name of a broker, custodian bank, or other nominee, or if you would prefer that an institution conduct the transaction on your behalf, you should instruct your broker, or other nominee holder, to exercise your subscription rights on your behalf and deliver all documents and payments to the subscription agent before [    ] p.m., Eastern Time, on [            ], 2008. We will not consider your subscription rights exercised unless the subscription agent receives from you, your broker, custodian bank, nominee, or institution, as the case may be, all of the required documents and your full subscription payment before [    ] p.m., Eastern Time, on [    ], 2008.

How You Should Pay When You Exercise Your Rights to Subscribe for Shares of Our Common Stock

To timely exercise your subscription rights and your oversubscription privilege, the subscription agent must receive your aggregate payment of the subscription price before the expiration date in the form of:

•	a certified or cashier’s check drawn upon a U.S. bank, or a U.S. postal money order, payable to [ ];

•	a personal check payable to [ ] that must have cleared payment before the expiration date; or

•	a wire transfer of funds to the account maintained by [ ] for this rights offering at:

[            ]

Funds received after the expiration of the rights offering will not be honored, and the subscription agent will return your payment to you, without interest, as soon as practicable. The subscription agent will be deemed to receive payment upon:

•	clearance of any uncertified check deposited by the subscription agent;

•	receipt by the subscription agent of any certified check or cashier’s check, drawn upon a U.S. bank;

•	receipt by the subscription agent of any U.S. postal money order; or

•	receipt of collected funds in the subscription agent’s account.

Funds paid by uncertified personal check may take at least five business days to clear. If you pay the aggregate subscription price by means of an uncertified personal check, you should make payment sufficiently in advance of the expiration date to ensure that your check actually clears and the subscription agent receives your payment before that time. We are not responsible for any delay in payment by you. If a personal check clears after the expiration date, it will be deemed not to have been received in time. Accordingly, we recommend that you consider payment by means of a certified or cashier’s check, money order or wire transfer of funds.

You should read the instruction letter accompanying the subscription rights certificate carefully and strictly follow it. Do not send subscription rights certificates or payments to Silver State Bancorp. Except as described below under “—Guaranteed Delivery Procedures,” we will not consider your subscription received until the subscription agent has received delivery of a properly completed and duly executed subscription rights certificate and payment of the full subscription amount. You and your nominee, if any, bear the risk of delivery of all documents and payments and neither we nor the subscription agent have any responsibility for such deliveries.

The funds received in payment of the subscription price under your basic subscription rights will be held by the subscription agent in an account created by the subscription agent in connection with this rights offering. Payments for oversubscription requests will be deposited upon receipt by the subscription agent and held in a segregated account with the subscription agent pending a final determination of the number of shares to be issued pursuant to all of the oversubscription requests. The accounts in which funds will be held for this rights offering may not be insured by the Federal Deposit Insurance Corporation. Any interest earned on the funds held for this offering will be retained by us.

When the Rights Offering Expires

The rights offering expires at [        ] p.m., Eastern Time, on [                    ], subject to extension at our discretion. After this time, no one can exercise subscription rights.

To exercise subscription rights in a timely manner, the subscription agent must actually receive your properly executed and completed subscription rights certificate, together with any required signature guarantees and full payment for all shares you wish to purchase (including shares pursuant to your oversubscription privilege), before the expiration date. We will not be obligated to honor any purported exercise of subscription rights after the expiration date, regardless of when the documents relating to that purported exercise were sent, unless you send the documents in compliance with the guaranteed delivery procedures described below. We may extend the expiration date by giving oral or written notice to the subscription agent on or before the expiration date, followed by a press release issued no later than 10:00 a.m., Eastern Time, on the next business day after the previously scheduled expiration date. The rights offering will not be extended to a time later than [        ] p.m., Eastern Time, on [                    ], 2008.

Incomplete Forms and Insufficient or Excess Payment

If you do not indicate the number of subscription rights being exercised or shares being subscribed for, or do not forward sufficient payment for the number of subscription rights that you indicate are being exercised or the shares being purchased, then we are entitled to accept the subscription forms and payment for the maximum number of rights that may be exercised or shares purchased based on the actual payment delivered. We will return any payment not applied to your purchase of shares under these procedures to you as soon as practicable by mail without interest.

Instructions to Brokers or Other Nominee Holders

If you are a broker, or other nominee holder, that holds shares of our common stock for the account of beneficial owners on the record date, we request that you contact the beneficial owners as soon as possible to obtain instructions from the beneficial owners concerning their subscription rights. We have included along with this prospectus a suggested form of letter of instructions from nominee holders to beneficial owners. Our request is discussed further in that form.

If instructed by beneficial owners under the “Beneficial Owner Election Forms,” brokers or other nominee holders should complete subscription rights certificates on behalf of those beneficial owners and submit the subscription rights certificates on a timely basis to the subscription agent with the proper payment. In order to exercise the subscription rights and the oversubscription privileges on behalf of beneficial owners, nominee holders will be required to certify (by submitting the form entitled “Nominee Holder Certification”, which is included with this prospectus) to the subscription agent and to us the aggregate number of rights being exercised in connection with the subscription rights and oversubscription privileges and the number of shares being subscribed for by each beneficial owner of rights on whose behalf the nominee holder is acting. Neither we nor the subscription agent will bear any risk of loss on delivery of subscription rights certificates, payments or nominee holder certifications.

If you send subscription rights certificates and payments by mail, we urge you to allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment before the expiration date.

Because uncertified personal checks may take at least five business days to clear, we strongly urge you to pay, or arrange for payment, by means of certified or cashier’s check, money order or wire transfer of funds.

Medallion Guarantee May Be Required

Your signature on each subscription rights certificate must be guaranteed by an eligible institution, such as a member firm of a registered national securities exchange or a member of the Financial Industry Regulatory Authority, Inc., or a commercial bank or trust company having an office or correspondent in the United States, subject to standards and procedures adopted by the subscription agent, unless:

•	your subscription rights certificate states that shares are to be delivered to you as the holder of record of those subscription rights; or

•	you are an eligible institution.

Reasons for the Rights Offering

In authorizing the rights offering, our board of directors considered a number of factors, including, the price at which our existing stockholders might be willing to participate in the rights offering, historical and current trading prices for our common stock, the amount of proceeds desired, the potential need for liquidity and capital, potential market conditions, potential interest by standby purchasers and the desire to provide opportunity to our existing stockholders to participate in the rights offering on a pro rata basis with a reduced risk of dilution to their position in the company. Our board of directors also considered several other strategic alternatives, including other capital raising alternatives, prior to concluding that the rights offering was the appropriate option under the circumstances. We intend to use the net proceeds for general corporate purposes, including investment in our subsidiary bank. We believe that the rights offering will strengthen our financial condition by generating additional cash, increasing our capital position and increasing value to our stockholders. However, our board of directors is making no recommendation regarding exercising your subscription rights. We urge you to make your decision based on your own assessment of our business and financial condition, our prospects for the future and the terms of the rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Determination of Subscription Price

In determining the subscription price of $[            ] per share, our board of directors considered a number of factors, including negotiations with standby purchasers, and the advice of Keefe, Bruyette & Woods. Our objective in establishing the subscription price is to achieve the targeted net proceeds from the rights offering while providing our existing stockholders with an opportunity to make an additional investment in our company with a reduced risk of dilution to their position in the company.

In approving the subscription price, we considered such factors as the market price for shares of our common stock, our business prospects and the general condition of the securities markets. The subscription price of $[            ] per full share is not necessarily related to our book value, net worth, or any other established criteria of value and may or may not be considered the fair value of our common stock. There can be no assurance, however, that the market price for our common stock will not decline during the subscription period to a level equal to or below the subscription price, or that, after exercising your rights and having shares of our common stock issued to you in connection with the rights offering, you will be able to sell those shares at a price equal to or greater than the subscription price. On [                    ], the last reported sales price of our common stock on the NASDAQ Global Market was $[            ] per share.

We Resolve All Procedural and Other Questions

We will resolve all questions concerning the timeliness, validity, form and eligibility of any exercise of subscription rights. Our resolution will be final and binding. We may, in our sole discretion, waive any defect or irregularity, or permit a defect or irregularity to be corrected within such time as we may determine, or reject the purported exercise of any subscription right because of any defect or irregularity.

We will not consider subscription rights certificates as received or accepted until we have waived or you have cured all irregularities within the time period we determine in our sole discretion. We do not have any duty to notify you of any defect or irregularity in your submission. We will not incur any liability for failure to notify you of any defect or irregularity. We reserve the right to reject your exercise of subscription rights if it does not comply with the terms of this rights offering, is not in proper form or if acceptance of your exercise and the issuance to you of our common stock could be deemed to be unlawful.

Guaranteed Delivery Procedures

If you wish to exercise subscription rights, but you do not have sufficient time to deliver the subscription rights certificate evidencing your subscription rights to the subscription agent prior to the expiration of the rights offering, you may exercise your subscription rights by using the following guaranteed delivery procedures:

•

deliver to the subscription agent prior to the expiration of the rights offering the subscription payment for each share you are electing to purchase pursuant to the exercise of your subscription rights (including your oversubscription privilege) in the manner set forth above under “—How You Should Pay When You Exercise Your Subscription Rights to Subscribe for Shares of Our Common Stock”;

•	deliver to the subscription agent prior to the expiration of the rights offering the form entitled “Notice of Guaranteed Delivery”; and

•

deliver a properly completed subscription rights certificate evidencing your subscription rights being exercised and the related nominee holder certification, if applicable, with any required signature guarantees, to the subscription agent within three business days following the date you submit your Notice of Guaranteed Delivery.

Your Notice of Guaranteed Delivery must be delivered in substantially the same form provided with the “Form of Instructions as to Use of Silver State Bancorp Subscription Rights Certificates,” which will be distributed to you with your subscription rights certificate. Your Notice of Guaranteed Delivery must include a signature guarantee from an eligible institution, acceptable to the subscription agent. A form of that guarantee is included with the Notice of Guaranteed Delivery.

In your Notice of Guaranteed Delivery, you must provide:

•	your name;

•

the number of subscription rights represented by your subscription rights certificate, the number of shares of our common stock for which you are subscribing under your basic subscription rights, and the number of shares of our common stock for which you are subscribing under your oversubscription privilege, if any; and

•

your guarantee that you will deliver to the subscription agent a subscription rights certificate evidencing the subscription rights you are exercising within three business days following the date that you submit your Notice of Guaranteed Delivery.

You may deliver your Notice of Guaranteed Delivery to the subscription agent as set forth above under “—Subscription and Information Agent.” If you are an eligible institution you may alternatively transmit your Notice of Guaranteed Delivery to the subscription agent by facsimile transmission at (201) 608-4626 and confirm facsimile receipt by telephone by calling (201) 608-4938 or (201) 680-3472.

The information agent will send you additional copies of the form of Notice of Guaranteed Delivery if you need them. To request additional copies of the form of Notice of Guaranteed Delivery, please contact the information agent, Mellon Bank, N.A. [(xxx) xxx-xxxx].

Questions Concerning Exercising Your Subscription Rights

If you have any questions or requests for assistance concerning the method of exercising your subscription rights or if you need additional copies of this prospectus, please contact [                    ], our information agent for

this rights offering, toll free at [(xxx) xxx-xxxx]. In addition, you may contact us at Silver State Bancorp, 170 South Green Valley Parkway, Henderson, Nevada 89012, telephone: (702) 433-8300, Attention: Michael J. Threet, Chief Financial Officer, Chief Operating Officer and Corporate Secretary. You will not pay any fees for your questions or requests for assistance or documents.

You Cannot Revoke Your Exercise of Subscription Rights to Subscribe for Shares of Our Common Stock

Once you submit your subscription rights certificate or Notice of Guaranteed Delivery to exercise any subscription rights, you are not allowed to revoke or change the exercise or request a refund of monies paid even if you later learn information that you consider to be unfavorable and even if the market price of our common stock is below the subscription price. All exercises of subscription rights are irrevocable. You should not exercise your subscription rights unless you are certain that you wish to purchase additional shares of our common stock at the subscription price.

Foreign and Unknown Addresses

We are not mailing subscription rights certificates to existing stockholders whose addresses are outside the United States or who have an army post office or foreign post office address. In these cases, we will hold the subscription rights certificates for these existing stockholders. To exercise their subscription rights, these stockholders must notify the subscription agent in writing prior to [            ], Eastern Time, on [                    ] and demonstrate to the satisfaction of the subscription agent that the exercise of such subscription rights does not violate the laws of the jurisdiction of such stockholder. At that time, if a stockholder whose address is outside the United States or who has an APO or FPO has not given any other instructions, we will terminate that stockholder’s rights so that those rights will be available to other stockholders pursuant to oversubscription privileges.

Amendment, Withdrawal and Termination

We may amend, withdraw or terminate this rights offering at any time at our discretion. We may, for example, terminate the rights offering, in whole or in part, if at any time before completion of the rights offering there is any judgment, order, decree, injunction, statute, law or regulation entered, enacted, amended or held to be applicable to the rights offering that in our sole judgment and discretion would or might make the rights offering or its completion, whether in whole or in part, illegal, or otherwise restrict or prohibit completion of the rights offering. If we terminate the rights offering, we will issue a press release regarding the termination and all subscription payments received by the subscription agent will be returned, without interest, as soon as practicable. If holders of subscription rights have purchased their subscription rights on the NASDAQ Global Market or from third parties, the amounts they paid will not be returned by the NASDAQ Global Market or by such third parties, resulting in a loss of their investment. We may waive any conditions and choose to proceed with the rights offering even if one or more of these events occur. If we terminate the rights offering, in whole or in part, all affected subscription rights will expire without value, and all excess subscription payments received by the subscription agent will be returned, without interest, as soon as practicable.

Issuance of Stock Certificates

All of your subscription rights will be delivered in the form of a single subscription rights certificate. Assuming proper exercise of your basic subscription rights, we will deliver stock certificates for shares of our common stock as soon as practicable after the expiration date. We will issue stock certificates for shares of our common stock purchased pursuant to your oversubscription privilege as soon as practicable after the expiration date and after all proration calculations and reductions contemplated by the terms of the rights offering have been determined. If you exercise your subscription rights and subscribe for shares of our common stock, you will have no rights as a stockholder of the shares you purchased in the rights offering until we issue you stock certificates representing those shares or credit your account at your nominee holder with shares of our common stock. We will register shares purchased by the exercise of your subscription rights in the name of the person exercising your rights, which may mean that we will register your shares in the name of your broker, or other nominee holder, if your broker, or other nominee holder, exercises your rights on your behalf.

Fees and Expenses

Except as described above in “Method of Transferring Rights,” we will pay all fees charged by the subscription agent and the information agent. We are not charging any fee or sales commission to issue subscription rights to you or to issue shares of common stock to you if you exercise your subscription rights (other than the subscription price). If you exercise your subscription rights through your broker, or other nominee holder, you are responsible for paying any fees your broker, or other nominee holder, may charge you, as well as any commissions, fees, taxes or other expenses you may incur in connection with the exercise of the subscription rights through your broker, or other nominee holder.

Regulatory Limitation

We will not be required to issue shares of our common stock pursuant to the exercise of subscription rights or pursuant to any standby purchase agreement to any person who may be required to obtain prior clearance or approval from, or submit notice to, any state or federal bank regulatory authority to acquire, own or control our shares, if, as of the expiration date of the rights offering, we determine that clearance or approval has not been satisfactorily obtained and any required waiting period has not expired. If we elect not to issue shares to you in this case, those shares will become available to satisfy oversubscription requests by other existing stockholders and, to the extent not subscribed for, will be available to standby purchasers.

No Recommendation by our Board of Directors

Our board of directors is making no recommendation regarding whether you should exercise your subscription rights. You are urged to make your decision based on your own assessment of our business and financial condition, our prospects for the future and the terms of this rights offering. Please see “Risk Factors” for a discussion of some of the risks involved in investing in our common stock.

Listing

We intend to list the subscription rights for trading on the NASDAQ Global Market until the close of business on the last trading day before the expiration date under the ticker symbol [“SSBXR”]. The shares of our common stock issued upon the exercise of the subscription rights will be listed on the NASDAQ Global Market under the ticker “SSBX”.

Shares of our Common Stock Outstanding after the Rights Offering

Assuming no stock options are exercised prior to the expiration date, we anticipate that we will have a minimum of approximately [        ] shares and a maximum of approximately [        ] shares of common stock issued outstanding after completion of the rights offering and the transactions contemplated in the standby purchase agreements. The number of shares of our common stock that we will issue in connection with the rights offering will depend on the number of shares that are subscribed for by our existing stockholders and their transferees. In exchange for the commitments of standby purchasers, we will agree to sell to the standby purchasers no less than [        ] shares of our common stock, referred to as the minimum guarantee amount. If the rights offering is fully subscribed and there are not sufficient shares of our common stock available to satisfy the minimum guarantee amount to the standby purchasers, we will sell to the standby purchasers, at the subscription price, additional shares of our common stock necessary to meet the minimum guarantee amount upon the closing of the rights offering.

SECURITY OWNERSHIP OF MANAGEMENT

The following table sets forth information about the shares of our common stock beneficially owned by each director of Silver State Bancorp, by each named executive officer of Silver State Bancorp and all directors and executive officers of Silver State Bancorp or Silver State Bancorp’s wholly owned subsidiary, Silver State Bank, as a group as of May 31, 2008. Except as otherwise indicated, each person and each group shown in the table has sole voting and investment power with respect to the shares of common stock indicated.

Percentage ownership “prior to the Rights Offering” is based on 15,135,765 shares of our common stock outstanding as of May 31, 2008.

Common stock to be purchased “in the Rights Offering” is based upon a price per share of $2.93, which was the closing price per share of our common stock on May 30, 2008.

Minimum percentage ownership “following the Rights Offering” is based on [            ] shares of our common stock outstanding immediately after this rights offering.

Maximum percentage ownership “following the Rights Offering” is based on [            ] shares of our common stock outstanding immediately after this rights offering.

Name of Beneficial Owner	Position with the Company	Amount and Nature of Beneficial Ownership		Percent of Common Stock Outstanding prior to the Rights Offering*	Common Stock to be Purchased in the Rights Offering	Percent of Common Stock Outstanding following the Rights Offering - Minimum	Percent of Common Stock Outstanding following the Rights Offering - Maximum
Bryan S. Norby	Director & Chairman	412,056	(1)	2.72%	255,972

Corey L. Johnson	Director, President & Chief Executive Officer	313,228	(2)	2.07	5,119

Mark S. Bosco	Director	160,206	(3)	1.06	341,296

Brian M. Collins	Director	729,033	(4)	4.80	767,918

Brian W. Cruden	Director	170,000	(5)	1.12	—

Alan Knudson	Director	131,165	(6)	**	85,324

Thomas T. Nicholson	Director	2,508,600	(7)	16.57	682,593

Andrew K. McCain	Director	1,126		**	170,648

Craig A. McCall	Director	250,803	(8)	1.65	255,972

Phillip C. Peckman	Director	252,781	(9)	1.67	255,972

Calvin D. Regan	President of Silver State Bank	202,999	(10)	1.34	—

Thomas J. Russell	Executive Vice President of Silver State Bank	123,000	(11)	**	—

Michael Thorell	Chief Lending Officer & Chief Credit Administration Officer	62,189	(12)	**	85,324

Michael J. Threet	Chief Financial Officer & Chief Operating Officer	164,308	(13)	1.08	—

Kirk Viau	Chief Risk Officer	7,150	(14)	**	—

All directors and executive officers as a group (15 persons)		5,488,644	(15)	35.49%	2,906,138

*	Percentage of shares beneficially owned by each individual is calculated as though all stock options held by such person that are exercisable within 60 days of May 31, 2008 had been exercised, and such number of shares also is added to total shares outstanding for calculation as to each individual.
**	Less than one percent.
(1)	Mr. Norby is the son-in-law of Linda Yanke and disclaims beneficial ownership of any shares of which she is deemed the beneficial owner as set forth under “Principal Stockholders.”
(2)	Includes 5,000 shares under exercisable stock options. Includes 191,028 shares pledged to Key Bank.
(3)	Includes 5,000 shares held by Mr. Bosco as custodian for his minor son and 5,000 shares held by Mr. Bosco as custodian for his minor daughter. Mr. Bosco has shared voting power and shared investment power with his wife with respect to 150,206 shares.
(4)	Includes 60,000 shares under exercisable stock options.
(5)	Includes 40,000 shares under exercisable stock options.
(6)	Includes 30,000 shares under exercisable stock options.
(7)	Includes 300,000 shares pledged as collateral to Zions Bank. Also includes 800,000 shares owned by Black Creek L.P. over which Mr. Nicholson has shared voting power and shared investment power. These 800,000 shares are pledged as collateral for various loans.
(8)	Includes 30,000 shares under exercisable stock options.
(9)	Includes 5,000 shares owned by PCP Operating, LLC, with Peckman Investment Trust, dated December 15, 2003 as 100% member. Mr. Peckman has shared voting power and shared investment power with his wife, Maureen Peckman, being the Trustees and Beneficiaries of the Peckman Investment Trust, dated December 15, 2003.
(10)	Includes 5,000 shares under exercisable stock options.
(11)	Includes 37,500 shares under exercisable stock options. Mr. Russell has shared voting power and shared investment power with his wife Linda A. Russell with respect to 85,500 shares.
(12)	Includes 58,189 shares under exercisable stock options. Mr. Thorell has shared voting power and shared investment power with his wife with respect to 4,000 shares.
(13)	Includes 62,500 shares under exercisable stock options. Mr. Threet has shared voting power and shared investment power with his wife Lisa Threet with respect to 77,104 shares held in the Threet Family Trust.
(14)	Includes 1,250 shares under exercisable stock options.
(15)	Includes 329,439 shares under exercisable stock options. Also includes 1,356,028 pledged. Does not include 121,700 shares owned by Douglas E. French, who has resigned from his position of Executive Vice President of Commercial Real Estate Lending with Silver State Bank, effective as of May 22, 2008.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES

The following is a discussion of the material U.S. federal income tax consequences, as of the date of this prospectus, to U.S. holders (as defined below) of the receipt, transfer, sale, exercise and expiration of subscription rights received by them in the rights offering. For purposes of this discussion, a “U.S. holder” is a beneficial owner of shares of our common stock who holds such shares as a “capital asset” for U.S. federal income tax purposes (generally property held for investment) and is for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States (including certain former citizens and former long-term residents);

•	a corporation, or other entity taxable as a corporation for U.S. federal tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•

a trust (i) that is subject to the primary supervision of a court within the United States and the control of one or more United States persons as defined in section 7701(a)(30) of the Code (as defined below) or (ii) that has a valid election in effect under applicable Treasury regulations to be treated as a United States person.

This discussion does not describe all of the tax consequences that may be relevant to a U.S. holder in light of its particular circumstances. For example, this discussion does not address:

•

tax consequences to U.S. holders who may be subject to special tax treatment, such as dealers in securities or currencies, traders in securities that elect to use the mark-to-market method of accounting for their securities, financial institutions, partnerships or other pass-through entities for U.S. federal income tax purposes (or investors in such entities), regulated investment companies, expatriates, real estate investment trusts, tax-exempt entities, insurance companies, individual retirement accounts or other tax-deferred account, or retirement plans;

•	tax consequences to persons holding shares of our common stock or subscription rights as part of a hedging, constructive sale or conversion, straddle or other risk reducing transaction;

•	tax consequences to U.S. holders whose “functional currency” is not the U.S. dollar;

•	the U.S. federal estate, gift or alternative minimum tax consequences, if any, to U.S. holders; or

•	any state, local, or foreign tax consequences.

If a partnership or other entity classified as a partnership for U.S. federal tax purposes holds shares of our common stock, the tax treatment of a partner of such partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding shares of our common stock, you should consult your own tax advisors concerning the tax treatment of the receipt of subscription rights in the rights offering and the exercise and lapse of the subscription rights.

This discussion is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, its legislative history, Treasury regulations promulgated thereunder, published rulings and judicial decisions as of the date of this prospectus. The foregoing authorities are subject to change or differing interpretations at any time with possible retroactive effect. No advance tax ruling has been sought or obtained from the Internal Revenue Service, or the IRS, regarding the U.S. federal income tax consequences described below. If the IRS contests a conclusion set forth in this section, no assurance can be given that a U.S. holder would ultimately prevail in a final determination by a court.

THIS DISCUSSION IS PROVIDED FOR GENERAL INFORMATION ONLY AND DOES NOT CONSTITUTE LEGAL OR TAX ADVICE TO ANY U.S. HOLDER. EACH U.S. HOLDER SHOULD CONSULT ITS OWN TAX ADVISORS CONCERNING THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE RECEIPT, TRANSFER, SALE, EXERCISE, AND EXPIRATION OF SUBSCRIPTION RIGHTS RECEIVED IN THE RIGHTS OFFERING IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES AND ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCAL, OR FOREIGN TAXING JURISDICTION.

Receipt, Exercise and Expiration of the Subscription Rights

For U.S. federal income tax purposes, a U.S. holder should not recognize income, gain, or loss upon its receipt of subscription rights in the rights offering, the expiration of such subscription rights, or its exercise of such subscription rights.

A U.S. holder’s basis in the subscription rights received in the rights offering will generally be zero unless the subscription rights are exercised and either (1) the fair market value of the subscription rights on the date such subscription rights are distributed by us is equal to or exceeds 15% of the fair market value on such date of the shares of our common stock with respect to which the subscription rights are received or (2) such U.S. holder elects, in its U.S. federal income tax return for the taxable year in which the subscription rights are received, to allocate part of its basis in its shares of our common stock held to the subscription rights. In either case, the U.S. holder’s basis in its shares of our common stock with respect to which the subscription rights are received will be allocated among such shares and the subscription rights received in proportion to their respective fair market values on the date the subscription rights are distributed by us.

A U.S. holder’s basis in the shares of our common stock acquired through the exercise of subscription rights should equal the sum of the subscription price paid for the shares and the U.S. holder’s tax basis, if any, in the subscription rights. The holding period for the shares of our common stock acquired through the exercise of the subscription rights will begin on the date the subscription rights are exercised.

Notwithstanding the foregoing, if a U.S. holder exercises subscription rights received in this rights offering after disposing of the shares of our common stock with respect to which the subscription rights are received, then certain aspects of the tax treatment of the exercise of the subscription rights are unclear, including (1) the allocation of the basis of the shares sold and the subscription rights received in respect of such shares, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the shares sold and (3) the impact of such allocation on the basis of the shares of our common stock acquired through the exercise of such subscription rights. If a U.S. holder exercises the subscription rights received in the rights offering after disposing of the shares of our common stock with respect to which the subscription rights are received, such U.S. holder should consult its tax advisors.

Transfer of the Subscription Rights

A U.S. holder who sells or exchanges subscription rights will recognize gain or loss equal to the difference between the amount realized and the basis, if any, of the subscription rights sold or exchanged. This gain or loss will be capital gain or loss if the common stock obtained upon the exercise of the subscription rights would be a capital asset in the hands of the U.S. holder and will be long-term capital gain or loss if the subscription rights are deemed to have been held for more than one year at the time of the sale

DESCRIPTION OF OUR CAPITAL STOCK

General

We are authorized to issue 60.0 million shares of common stock having a par value of $.001 per share and 10.0 million shares of preferred stock having a par value of $.001 per share. We will not issue any shares of preferred stock in the offering. Except as discussed herein, each share of our common stock will have the same relative rights as, and will be identical in all respects with, every other share of common stock. As of May 31, 2008, there were 15,135,765 shares of common stock outstanding and approximately 114 stockholders of record. In addition, as of May 31, 2008, there were options to purchase 1,032,959 shares of common stock outstanding.

The shares of our common stock:

•	are not deposit accounts and are subject to investment risk;

•	are not insured or guaranteed by the FDIC, or any other government agency; and

•	are not guaranteed by Silver State Bancorp or either of its subsidiary banks.

Common Stock

Dividends. We can pay dividends out of statutory surplus or from net profits if, as and when declared by our Board of Directors. Our payment of dividends is subject to limitations which are imposed by law. The holders of our common stock will be entitled to receive and share equally in such dividends as may be declared by the Board of Directors out of the legally available funds. If we issue preferred stock, the holders of the preferred stock may have a priority over the holders of the common stock with respect to dividends.

Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters properly submitted to a vote of the stockholders, including the election of directors. Holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of a majority of the shares of common stock entitled to vote in any election of directors can elect all of the directors standing for election, if they so choose. Also, our Board of Directors is divided into three classes which are as equal in size as is possible and only one class is required to be elected annually by our stockholders. If we issue preferred stock, holders of the preferred stock may also possess voting rights. Certain matters, including the removal of directors, the approval of business combinations and amending certain provisions of the Articles of Incorporation or Code of Bylaws, may require an 80% or two-thirds stockholder vote. See “ — Anti-Takeover Effects of Provisions of our Articles of Incorporation, Code of Bylaws and Nevada Law.”

Liquidation, Dissolution and Winding Up. Upon our liquidation, dissolution or winding up, the holders of common stock will be entitled to share ratably in the net assets legally available for distribution to stockholders after the payment of all our debts and other liabilities, subject to the prior rights of any preferred stock then outstanding.

Assessment. All outstanding shares of common stock are, and the common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preemptive Rights; Redemption. Holders of our common stock will not be entitled to preemptive rights with respect to any shares which may be issued. Our common stock is not subject to redemption.

Preferred Stock

We will not issue any shares of our authorized preferred stock in the offering. We may issue preferred stock in the future with such preferences and designations as the Board of Directors may from time to time determine.

The Board of Directors can, without stockholder approval, issue preferred stock with voting and dividend rights which could dilute the voting strength of the holders of the common stock and may assist management in impeding an unfriendly takeover or attempted change in control.

Anti-Takeover Effects of Provisions of our Articles of Incorporation and Code of Bylaws and Nevada Law

Some provisions of Nevada law and our Articles of Incorporation and Code of Bylaws contain provisions that could make the following transactions more difficult: (i) acquisition of us by means of a tender offer; (ii) acquisition of us by means of a proxy contest or otherwise; or (iii) removal of our incumbent officers and directors. These provisions, summarized below, are intended to encourage persons seeking to acquire control of us to first negotiate with our Board of Directors. These provisions also serve to discourage hostile takeover practices and inadequate takeover bids. We believe that these provisions are beneficial because the negotiation they encourage could result in improved terms of any unsolicited proposal.

Authorized but Unissued Capital Stock. Following the offering, we will have authorized but unissued shares of preferred stock and common stock. Our Board of Directors may authorize the issuance of one or more series of preferred stock without stockholder approval. These shares could be used by our Board of Directors to make it more difficult or to discourage an attempt to obtain control of us through a merger, tender offer, proxy contest or otherwise.

Votes of Stockholders. Our Articles of Incorporation provide that there will not be cumulative voting of stockholders for the election of our directors. In addition, our Articles of Incorporation also provide that any action required or permitted to be taken by our stockholders may be taken only at an annual or special meeting and prohibits stockholder action by written consent in lieu of a meeting.

Classified Board; Power of Directors to Fill Vacancies. Our Board of Directors is required by our Articles of Incorporation and Code of Bylaws to be divided into three classes which are as equal in size as is possible. One of the three classes of directors is required to be elected annually by our stockholders for a three-year term. A classified board promotes continuity and stability of our management but makes it more difficult for stockholders to change a majority of the Board of Directors because it generally takes at least two annual elections of directors for this to occur. In addition, any vacancy occurring on the Board of Directors, including a vacancy created by an increase in the number of directors or resulting from death, resignation, retirement, disqualification, removal from office or other cause, shall be filled for the remainder of the unexpired term exclusively by the directors then in office.

Removal of Directors. Our Articles of Incorporation provide that a director may be removed from the Board of Directors prior to the expiration of his or her term only for cause and upon the affirmative vote of at least 80% of the outstanding shares of voting stock. These requirements may make it more difficult for stockholders to change control of our Board of Directors by removing existing directors and filling the vacancies with other directors.

Stockholder Vote Required to Approve Business Combinations with Interested Stockholders. Our Articles of Incorporation require the approval of the holders of at least 80% of our outstanding shares of voting stock, together with the affirmative vote of at least 50% of the outstanding shares of voting stock not beneficially owned by an Interested Stockholder (defined below) to approve certain Business Combinations and related transactions. Generally, a Business Combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the Interested Stockholder.

The vote of the holders of at least 80% of our shares is required in connection with any transaction involving an Interested Stockholder except (1) in cases where the proposed transaction has been approved in advance by a majority of those members of our Board of Directors who are unaffiliated with the Interested Stockholder and were directors prior to the time when the Interested Stockholder became an Interested Stockholder or (2) if the proposed transaction meets certain conditions which are designed to afford the stockholders a fair price in consideration for their shares in which case, if a stockholder vote is required, approval of only a majority of the outstanding shares of voting stock would be sufficient.

The term Interested Stockholder is defined to include any individual, corporation, partnership or other entity (other than us or our subsidiaries or any employee benefit plan maintained by us or our subsidiaries) which owns beneficially or controls, directly or indirectly, 10% or more of the outstanding shares of our voting stock.

Amendment of our Organizational Documents. Our Articles of Incorporation provide that certain provisions of our Articles of Incorporation may not be altered, amended, repealed or rescinded without the affirmative vote of either (i) a majority of the authorized number of directors and, if one or more Interested Stockholders exists, by a majority of the Disinterested Directors (as defined in the Articles of Incorporation) or (ii) the holders of two-thirds of the total votes of our outstanding shares of voting stock and, if the alteration, amendment, repeal, or rescission is proposed by or on behalf of an Interested Stockholder or a director who is an Affiliate or Associate (each as defined in the Articles of Incorporation) of an Interested Stockholder, by the affirmative vote of 50% of our outstanding shares of voting stock, which are not beneficially owned by any Interested Stockholder or his or her Affiliate or Associate. Amendment of the provision of our Articles of Incorporation relating to Business Combinations must also be approved by either:

•	(i) a majority of the Disinterested Directors; or

•

(ii) the affirmative vote of 80% of our outstanding shares of voting stock, voting together as a single class, together with the affirmative vote of 50% of our outstanding shares of voting stock, which are not beneficially owned by any Interested Stockholder or his Affiliate or Associate, voting together as a single class.

Furthermore, our Articles of Incorporation provide that provisions of our Code of Bylaws that contain supermajority (80% of our outstanding stock) voting requirements may not be altered, amended, repealed or rescinded without the vote of the Board of Directors or without the approval of the holders of at least 80% of our outstanding shares of voting stock. Our Articles of Incorporation also provide that the Board of Directors is authorized to make, alter, amend, rescind or repeal any of our Code of Bylaws in accordance with the terms of the Code of Bylaws, regardless of whether the Bylaw was initially adopted by the stockholders. These provisions could have the effect of discouraging a tender offer or other takeover attempt where the ability to make fundamental changes through bylaw amendments is an important element of the takeover strategy of the acquirer.

Nevada Anti-Takeover Statutes. We are subject to Sections 78.411 through 78.444 of the Nevada Revised Statutes which prohibits persons deemed Interested Stockholders from engaging in a Business Combination with a Nevada corporation for three years following the date these persons become Interested Stockholders. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the Board of Directors.

We are also subject to Sections 78.378 through 78.3793 of the Nevada Revised Statutes, commonly referred to as the “control share law”, so long as we have 200 or more stockholders of record, at least 100 of whom are in Nevada. The control share law provides, among other things, that a person (individually or in association with others) who acquires a “controlling interest” (which, under the definition in the control share law, can be as small as 20% of the voting power in the election of directors) in a corporation will obtain voting rights in the “control shares” only to the extent such rights are conferred by a vote of the disinterested stockholders. In addition, in certain cases where the acquiring party has obtained such stockholder approval for voting rights, stockholders who voted against conferring such voting rights will be entitled to demand payment by the corporation of the fair value of their shares.

The Nevada Revised Statutes further allow our Board of Directors to consider factors other than offering price in deciding upon whether to reject or approve a tender offer or proposed merger or similar transaction. These factors include:

•	the effect on employees, suppliers and customers;

•	the economy of Nevada and the nation;

•	the effect on the communities in which offices of the corporation are located; and

•	the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be better served by continued independence.

Our Articles of Incorporation allow our Board of Directors to consider the financial and managerial resources and future prospects of the other party, as well as the factors stated above, in considering whether to reject or approve a tender offer or proposed merger or similar transaction.

The provisions of Nevada law and our Articles of Incorporation and Code of Bylaws could have the effect of discouraging others from attempting hostile takeovers and, as a consequence, they may also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. Such provisions may also have the effect of preventing changes in our management. It is possible that these provisions could make it more difficult to accomplish transactions which stockholders may otherwise deem to be in their best interests.

Limitation of Liability and Indemnification

Consistent with Nevada law, our Articles of Incorporation provide that our directors will not be personally liable for monetary damages to the corporation, stockholders or creditors for breach of their fiduciary duties as directors, except liability for any of the following: (i) any breach of their fiduciary duties that involve intentional misconduct, fraud or a knowing violation of law or (ii) unlawful payments of dividends in violation of Nevada Revised Statute § 78.300.

Our Articles of Incorporation also provide that we will indemnify each of our directors and executive officers and we may indemnify each of our other officers and employees and other agents to the fullest extent permitted by law, provided such person acted in good faith and in a manner which he or she reasonably believed to be in or not opposed to the best interests of Silver State Bancorp, and with respect to any criminal action or proceeding, had no reasonable cause to believe his or her or conduct was unlawful. Our Articles of Incorporation also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in such capacity, regardless of whether our Articles of Incorporation would permit indemnification.

Transfer Agent and Registrar

Mellon Investor Services LLC, located at 480 Washington Boulevard, Jersey City, NJ 07310, telephone: (201) 296-4000 is our transfer agent and registrar.

PLAN OF DISTRIBUTION

We are offering shares of our common stock directly to you pursuant to the rights offering. Our officers and directors may contact holders of our common stock by mail, telephone, facsimile, and personal interview and may request brokers, custodian banks or other nominee holders on your behalf to forward materials relating to the offers to beneficial owners of our common stock. These officers, directors, and other employees will not receive any commissions or compensation in connection with these activities other than their normal compensation. We have retained Keefe, Bruyette & Woods, Inc. to act as Lead Dealer Manager and Howe Barnes Hoefer & Arnett Inc. to act as Co-Dealer Manager in connection with the rights offering. The dealer managers will use their reasonable efforts to advise and assist us in our efforts to solicit existing stockholders to exercise subscription rights in the rights offering but will not underwrite the rights offering and have no obligation to purchase or procure purchases of the subscription rights or common stock offered hereby or otherwise act in any capacity whatsoever as an underwriter.

For acting as dealer managers, we have agreed to pay the dealer managers a fee equal to [ ]% of the gross proceeds received from the rights offering. In addition, we have agreed to reimburse the dealer managers for their reasonable out-of-pocket expenses, up to $[    ]. Other than the dealer managers, we have not employed any brokers, dealers or underwriters to assist in the solicitation of the exercise of subscription rights in the rights offering and, except as just described, no other commissions, fees or discounts will be paid in connection with the rights offering.

The following table summarizes the dealer manager fees to be paid to the dealer managers by us, assuming that all of the subscription rights are exercised in the rights offering and that none of the subscription rights are exercised in the rights offering (other than by our officers and directors. See “Security Ownership of Management”):

All Subscription Rights Exercised	No Subscription Rights Exercised (other than by officers and directors)

Per share of common stock $[ ]	Per share of common stock $[ ]

Total $[ ]	Total $[ ]

Although Keefe, Bruyette & Woods and Howe Barnes Hoefer & Arnett have no obligation to act, and will not act, in any capacity as underwriters in the rights offering, if they were nonetheless deemed to be underwriters under the Securities Act, the fees and commissions to be paid to them might be deemed to be underwriting fees and commissions. We have agreed to indemnify Keefe, Bruyette & Woods and Howe Barnes Hoefer & Arnett against certain liabilities and expenses in connection with their engagement, including certain potential liabilities under the federal securities laws. We will also pay the fees and expenses of Mellon Bank, N.A, as subscription agent, and we have agreed to indemnify the subscription agent from certain liabilities in connection with the rights offering. We will pay out-of-pocket expenses, including payments to legal advisors, accountants, the dealer manager, information agent and subscription agent, printing costs, mailing costs, and filing fees estimated to total approximately $[ ] million.

The dealer managers have not prepared any report or opinion constituting a recommendation or advice to us or to our stockholders, nor have the dealer managers prepared an opinion as to the fairness of the subscription price or the terms of the rights offering. The dealer managers express no opinion and make no recommendation to our stockholders as to the purchase by any person of any shares of our common stock. The dealer managers express no opinion as to the prices that the shares of common stock may trade for if and when they are issued or at any future time.

In the ordinary course of their business, Keefe, Bruyette & Woods and Howe Barnes Hoefer & Arnett and/or their affiliates have in the past performed investment banking and other services for us for which they have received customary compensation. In the ordinary course of their business, Keefe, Bruyette & Woods and Howe Barnes Hoefer & Arnett and/or their affiliates may in the future perform investment banking or other services for us for which they will receive customary compensation.

As soon as practicable after the record date for the rights offering, we will distribute subscription rights certificates to individuals who owned shares of our common stock at [ ] p.m., Eastern Time, on [                    ], 2008. If you wish to exercise your subscription rights and purchase shares of our common stock, you should complete the subscription rights certificate and return it with payment for the shares to the subscription agent, Mellon Bank, N.A., at:

By Mail

Mellon Bank, N.A. c/o Mellon Investor Services LLC

Attn: Corporate Actions Dept., 27th Floor

480 Washington Boulevard

Jersey City, NJ 07310

By Hand or By Overnight Courier

Mellon Bank, N.A. c/o Mellon Investor Services LLC

Attn: Corporate Actions Dept., 27th Floor

P.O. Box 3301

South Hackensack, NJ 07606

See “The Rights Offering — How to Exercise Your Rights to Subscribe for Shares of Our Common Stock.” If you have any questions, you should contact the information agent, Mellon Bank, N.A., at [(xxx) xxx-xxxx].

Other than the standby purchase agreements and the agreement with the dealer managers, as described herein, we do not know of any existing agreements between or among any stockholder, broker, dealer, underwriter or agent relating to the sale or distribution of the common stock in connection with this rights offering.

LEGAL MATTERS

Certain legal matters with respect to this offering will be passed upon for us by Thacher Proffitt & Wood LLP. The legality of the issuance of the common stock being offered and certain other legal matters relating to Nevada law will be passed upon for us by Kolesar & Leatham, Chtd.

EXPERTS

Our consolidated financial statements as of December 31, 2007 and 2006, and for each of the years in the three-year period ended December 31, 2007, have been included herein in reliance upon the reports of McGladrey & Pullen, LLP, an independent registered public accounting firm, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

Under Sections 13 and 15(d) of the Exchange Act, periodic and current reports must be filed with the Securities and Exchange Commission, or the SEC. We electronically file the following reports with the SEC: Form 10-K (Annual Report), Form 10-Q (Quarterly Report), Form 8-K (Current Report), and Form DEF 14A (Proxy Statement). We may file additional forms. The SEC maintains an Internet site, www.sec.gov, in which all forms filed electronically may be accessed. Additionally, all forms filed with the SEC and additional shareholder information is available free of charge on our website: www.silverstatebancorp.com. We post these reports to our website as soon as reasonably practicable after filing them with the SEC. None of the information on or hyperlinked from our website is incorporated into this prospectus.

SILVER STATE BANCORP AND SUBSIDIARIES

Consolidated Balance Sheets

March 31, 2008 and December 31, 2007

(Dollars in thousands)

(UNAUDITED)

	2008	2007
Assets
Cash and cash equivalents	$19,572	$13,838
Federal funds sold	65,138	—

Total cash and cash equivalents	84,710	13,838
Securities available-for-sale	52,704	51,966
Federal Home Loan Bank stock, at cost	5,875	5,469
Loans held for sale	91,185	68,868
Loans, net of allowance for losses of $40,651 and $19,304 respectively	1,586,687	1,539,667
Premises and equipment, net	44,462	43,081
Accrued interest receivable	9,064	9,874
Deferred taxes, net	13,534	5,902
Other real estate owned	1,249	110
Goodwill	18,835	18,835
Intangible asset, net of amortization of $314 and $247, respectively	850	917
Prepaids and other assets	6,056	5,656

Total assets	$1,915,211	$1,764,183

Liabilities and Stockholders’ Equity
Deposits:
Non-interest-bearing demand	$142,145	$177,084
Interest-bearing:
Checking	531,848	535,902
Savings	23,427	22,943
Time, $100 and over	283,476	256,392
Other time	591,186	434,183

Total deposits	1,572,082	1,426,504
Accrued interest payable and other liabilities	11,506	9,890
Federal funds purchased and securities sold under repurchase agreements	2,339	9,983
Federal Home Loan Bank advances and other borrowings:
Short-term borrowings	64,000	34,000
Long-term borrowings	53,600	56,600
Junior subordinated debt	69,589	69,589

Total liabilities	1,773,116	1,606,566

Stockholders’ Equity
Preferred stock, par value of .001 cents:
10,000,000 shares authorized; none issued or outstanding	—	—
Common stock, par value of .001 cents; 60,000,000 shares authorized; shares issued 2008: 15,955,098; 2007: 15,944,154; shares outstanding 2008: 15,135,765; 2007: 15,271,421	16	16
Additional paid-in capital	80,001	79,721
Retained earnings	67,500	81,974
Accumulated other comprehensive income	244	64

	147,761	161,775
Less cost of treasury stock, 2008: 819,333 shares, 2007: 672,733 shares	(5,666)	(4,158)

Total stockholders’ equity	142,095	157,617

Total liabilities and stockholders’ equity	$1,915,211	$1,764,183

See Notes to Consolidated Financial Statements

SILVER STATE BANCORP AND SUBSIDIARIES

Consolidated Statements of Operations

For the three months ended March 31, 2008 and 2007

(Dollars in thousands, except per share information)

(UNAUDITED)

	2008	2007
Interest and dividend income on:
Loans, including fees	$34,913	$28,433
Securities, taxable	645	693
Dividends on FHLB stock	71	59
Federal funds sold and other	124	212

Total interest income	35,753	29,397

Interest expense on:
Deposits	14,360	10,767
Federal funds purchased and securities sold under repurchase agreements	92	154
Short-term borrowings	639	165
Long-term borrowings	663	571
Junior subordinated debt	1,068	666

Total interest expense	16,822	12,323

Net interest income	18,931	17,074
Provision for loan losses	31,000	1,330

Net interest income (loss) after provision for loan losses	(12,069)	15,744

Other income:
Gain on sale of loans	1,245	1,831
Net realized gain on sales of available-for-sale securities	52	31
Service charges on deposit accounts	265	199
Loan servicing fees, net of amortization	67	189
Other income	337	424
Gain on disposal of other assets	3	—

	1,969	2,674

Non-interest expense:
Salaries, wages and employee benefits	7,367	5,830
Occupancy	1,157	716
Depreciation and amortization	772	592
Insurance	314	69
Professional fees	930	851
Advertising, public relations and business development	313	225
Customer service expense	92	87
Loss on other real estate owned	16	182
Other	1,359	879

	12,320	9,431

Income (loss) before income taxes	(22,420)	8,987
Income taxes (benefits)	(7,999)	3,399

Net income (loss)	$(14,421)	$5,588

Comprehensive income	$(14,241)	$5,612

Basic income (loss) per common share	$(0.95)	$0.41

Diluted income (loss) per common share	$(0.95)	$0.39

See Notes to Consolidated Financial Statements.

SILVER STATE BANCORP AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Three Months Ended March 31, 2008 and 2007

(Dollars in thousands)

UNAUDITED

	2008	2007
Cash Flows from Operating Activities
Net income (loss)	$(14,421)	$5,588
Adjustments to reconcile net income (loss) to net cash (used in) operating activities:
Gain on sales of securities	(52)	(31)
Gain on disposal of other assets	(3)	—
Loss on other real estate owned transactions	28	182
Depreciation and amortization	772	592
Net amortization of securities premiums and discounts	31	—
Provision for loan losses	31,000	1,330
Stock-based compensation expense	222	102
Change in deferred taxes	(7,716)	—
Increase in loans held for sale; net	(22,333)	(28,560)
(Increase) decrease in accrued interest receivable and other assets	368	(1,689)
Increase in accrued interest payable and other liabilities	1,621	4,226

Net cash used in operating activities	(10,483)	(18,260)

Cash Flows from Investing Activities
Purchases of securities available for sale	(21,339)	(3,132)
Proceeds from maturities of securities available for sale	16,038	6,681
Proceeds from sales of securities available for sale	5,254	4,306
Net decrease in money market funds	(384)	(30)
Purchase of Federal Home Loan Bank stock	(406)	(854)
Net increase in loans	(79,268)	(152,938)
Purchase of premises and equipment	(2,080)	(771)
Cash received for other real estate owned	82	455

Net cash used in investing activities	(82,103)	(146,283)

Cash Flows from Financing Activities
Net increase in deposits	145,578	164,955
Net increase in other borrowed funds, federal funds purchased and securities sold under repurchase agreements	19,356	313
Purchase of treasury stock	(1,508)	—
Proceeds from exercise of stock options	32	57

Net cash provided by financing activities	163,458	165,325

Decrease in cash and cash equivalents	70,872	782
Cash and cash equivalents, beginning	13,838	35,479

Cash and cash equivalents, ending	$84,710	$36,261

See Notes to Consolidated Financial Statements.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

(Dollars in thousands, except per share information)

Note 1. Nature of Banking Activities and Summary of Significant Accounting Policies

Nature of banking activities

Silver State Bancorp, or the Company, is a bank holding company headquartered in Henderson, Nevada. As of March 31, 2008, the Company had two wholly-owned consolidated subsidiaries, Silver State Bank and Choice Bank, or the Banks. Silver State Bank, a Nevada State chartered bank, provides a full range of commercial and consumer banking products through thirteen branches located in the Las Vegas, Nevada metropolitan area. On September 5, 2006, the Company acquired a second subsidiary, Choice Bank, which, as of March 31, 2008, had three full-service branches in the greater Phoenix/Scottsdale, Arizona area. Effective April 1, 2008, Choice Bank merged with and into Silver State Bank. The Company also operates loan production offices in Nevada, California, Washington, Oregon, Utah, Colorado and Florida. The Company’s business is concentrated in southern Nevada and central Arizona and is subject to the general economic conditions of these areas. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America, or GAAP, and general industry practice.

Basis of financial statement presentation and accounting estimates

In preparing the accompanying consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses and the evaluation of goodwill for impairment.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Silver State Bancorp and its wholly-owned consolidated subsidiaries, Silver State Bank and Choice Bank as of March 31, 2008. Certain trust subsidiaries (see Note 12 of the audited financial statements for the fiscal year ended December 31, 2007) do not meet the criteria for consolidation pursuant to Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, as amended. All significant intercompany accounts and transactions have been eliminated in consolidation.

Interim Financial Information

The accompanying unaudited consolidated financial statements as of March 31, 2008 and 2007 have been prepared in condensed format, and therefore do not include all of the information and footnotes required by GAAP for complete financial statements.

The information furnished in these interim statements reflects all adjustments which are, in the opinion of management, necessary for a fair statement of the results for each respective period presented. Such adjustments are of a normal recurring nature. The results of operations in the interim statements are not necessarily indicative of the results that may be expected for any other quarter or for the full year. The interim financial information should be read in conjunction with the Company’s audited financial statements for the fiscal year ended December 31, 2007.

Certain information and note disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to the rules and regulations of the Securities and Exchange Commission, or SEC.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Earnings (loss) per share

Basic earnings (loss) per share (EPS) represents income (loss) available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustment to income that would result from assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding options and nonvested restricted shares, and are determined using the treasury stock method. Diluted loss per share for the quarter ended March 31, 2008 was based only on the weighted-average number of shares outstanding during the period, as the inclusion of any common stock equivalents would have been anti-dilutive.

Components used in computing EPS for the three months ended March 31, 2008 and 2007 are summarized as follows:

	Three Months Ended March 31,
	2008	2007
Net income (loss)	$(14,421)	$5,588

Average number of common shares outstanding	15,210,741	13,696,855
Effect of dilutive options	—	473,614

Average number of dilutive shares outstanding	15,210,741	14,170,469

Basic income (loss) per common share	$(0.95)	$0.41
Diluted income (loss) per common share	$(0.95)	$0.39

Repurchase Program

For the quarter ended March 31, 2008, the Company repurchased 146,600 shares of common stock on the open market with a weighted average price of $10.29 per share under an approved stock repurchase program authorizing the Company to initially repurchase up to 764,415 shares of its outstanding common stock. The Company has the authority to repurchase the remaining 482,415 shares.

Current accounting developments

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities — Including an Amendment of FASB Statement No. 115. SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. For financial instruments elected to be accounted for at fair value, an entity will report the unrealized gains and losses in earnings. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company adopted SFAS 159 effective January 1, 2008. Upon adoption, the Company did not elect the fair value option for eligible items that existed at January 1, 2008 and as such, the impact of adopting such standard is not material.

In September 2006, the Emerging Issues Task Force (EITF) reached a consensus on EITF Issue No. 06-4 (EITF 06-4), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements, which requires the application of the provisions of SFAS 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, to endorsement split-dollar life insurance arrangements. EITF 06-4 would require the Company to accrue a liability for the postretirement death benefits associated with split-dollar life insurance agreements. An endorsement-type arrangement generally exists when

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

the Company owns and controls all incidents of ownership of the underlying policies. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The adoption of EITF 06-4 did not have a material impact on the financial statements. At January 1, 2008 a cumulative effect adjustment was recorded to retained earnings in the amount of $55. There was no impact to earnings (loss) per share.

Note 2. Loans

The composition of the Company’s net loans as of March 31, 2008 and December 31, 2007 is as follows:

	March 31, 2008	December 31, 2007
Commercial and industrial	$146,795	$139,258
Real estate:
Commercial	256,868	261,846
Construction, land development, and other land loans	1,120,443	1,065,524
Single family residential	104,102	94,813
Consumer installment	5,018	4,944
Leases, net of unearned income	258	277
Less net deferred loan fees	(6,146)	(7,691)

Gross Loans	1,627,338	1,558,971
Less allowance for loan and lease losses	(40,651)	(19,304)

Net Loans	$1,586,687	$1,539,667

Information about impaired and nonaccrual loans as of March 31, 2008 and December 31, 2007 is as follows:

	March 31, 2008	December 31, 2007
Impaired loans with a specific valuation allowance under SFAS 114	$61,325	$16,850
Impaired loans without a specific valuation allowance under SFAS 114	$205,378	118,989

Total impaired loans	$266,703	$135,839

Related allowance for loan losses on impaired loans	$11,658	$2,149
Nonaccrual loans	$77,951	$13,079
Loans past due 90 days or more and still accruing interest	—	—
Average balance of impaired loans during the period	$302,847	$129,136
Interest income recognized during the period on impaired loans	$5,025	$10,516

The Company is currently committed to lend approximately $60,229 in additional funds on these impaired loans in accordance with the original terms of these loans; however, the Company is not legally obligated to, and will not, disburse additional funds on any loans while in nonaccrual status. Of the $60,229 in committed funds on impaired loans, $10,919 is applicable to nonaccrual loans. The Company will continue to monitor its portfolio on a regular basis and will lend additional funds as warranted on these impaired loans.

Approximately 62% of the impaired loans as of March 31, 2008 relates to residential construction and land loans. As of March 31, 2008, $205,378 of impaired loans do not have any specific valuation allowance under

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

SFAS 114. Pursuant to SFAS 114, a loan is impaired when both the contractual interest payments and the contractual principal payments of a loan are not expected to be collected as scheduled in the loan agreement. The $205,378 of impaired loans without a specific valuation allowance as of March 31, 2008 are generally impaired due to delays or anticipated delays in receiving payments pursuant to the contractual terms of the loan agreements.

The Company experienced significant declines in the current valuations for real estate collateral supporting portions of its loan portfolio, specifically residential construction and residential land loans, late in the first quarter of 2008, and continuing through May 2008, as reflected in recently received appraisals. As a result, a qualitative adjustment was recorded to the allowance for loan losses as of March 31, 2008, in the amount of approximately $6,000 for impaired loans for which updated appraisals have not yet been received. Currently, $188.0 million, or approximately 71%, of impaired loans have recent appraisals. If real estate values continue to decline and as updated appraisals are received, the Company may have to increase its allowance for loan losses appropriately.

Changes in the allowance for loan losses for the three months ended March 31, 2008 and 2007, are as follows:

	Three Months Ended March 31,
	2008	2007
Balance, beginning	$19,304	$11,200
Provision charged to operating expense	31,000	1,330
Less amounts charged off	(9,656)	(1)
Recoveries	3	1

Balance, ending	$40,651	$12,530

Note 3. Deposits

At March 31, 2008, four customer balances, which were our four largest depositors, totaling $674,145 comprised approximately 43% of total deposits. At December 31, 2007, these same four customer balances, which were also our four largest depositors, totaling $500,243 comprised approximately 35% of total deposits. These customer balances constitute all our brokered deposits at March 31, 2008 and December 31, 2007. Of these deposits at March 31, 2008 and December 31, 2007, $260,401 and $242,821, respectively, are interest-bearing demand deposit accounts, $62,173 and $38,006, respectively, are time deposits, $100 and over, and $351,571 and $219,416, respectively are other time deposits.

As of March 31, 2008 and December 31, 2007 approximately $16,837 and $28,431, respectively, of the Company’s non-interest-bearing demand deposits consisted of demand accounts maintained by title insurance and qualified intermediary companies.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Note 4. Other Borrowed Funds

The Company has a line of credit available from the Federal Home Loan Bank of San Francisco (FHLB). Borrowing capacity is determined based on collateral pledged, generally consisting of loans and securities, at the time of the borrowing. The remaining borrowing capacity at March 31, 2008 with the FHLB was approximately $984. Advances at March 31 have maturity dates as follows:

Maturity Date	Interest Rates as of March 31, 2008	Long-Term	Short-Term
2008	2.99%-5.23%	$16,600	$64,000
2009	3.75%-5.22%	27,000	—
2010	4.75%	10,000	—

		$53,600	$64,000

Note 5. Commitments and Contingencies

Contingencies

Southwest Exchange, a former customer of Silver State Bank, is currently under investigation and reported to be a defendant in a number of lawsuits for the loss of funds belonging to Southwest Exchange’s customers, which loss has been estimated in newspaper articles to exceed $100.0 million. Southwest Exchange maintained certain deposit accounts with Silver State Bank. Although Southwest Exchange did not maintain custody or escrow accounts at Silver State Bank in the name of or for the benefit of customers of Southwest Exchange, Silver State Bank may become involved in protracted litigation as a result of the activities of Southwest Exchange.

We previously were named as a defendant in one such lawsuit and, by agreement of the plaintiff, were dismissed from the lawsuit without prejudice. We were also named in two other complaints (along with several other defendants) alleging conversion, breach of fiduciary duty, negligence, fraud and civil RICO claims. More than a year has elapsed since the filing of those complaints, and they have not been served on Silver State Bank.

Silver State Bank was also recently named, along with 41 other named defendants, as a defendant in a consolidated litigation pending before the Nevada District Court, Clark County (P&D Kelesis, LLC et al. v. Southwest Exchange, et al., Case No. A535439), claiming causes of action for conversion and negligence per se against the Bank. The plaintiffs purported to serve Silver State Bank with this complaint on February 7, 2008. The amount claimed in this consolidated lawsuit is approximately $12.7 million. On April 11, 2008, the plaintiffs served the Bank with an amended complaint, claiming causes of action for breach of fiduciary duty, conversation, negligence per se, unjust enrichment, and Breach of Uniform Fiduciaries Act. On May 2, 2008, some, but not all, additional claimants joined in the Amended Claims (the “Albrittons’ Claims”). The Albrittons’ Claims total $8.0 million, bringing total claims against Silver State Bank related to this matter to approximately $20.7 million. The Bank filed a motion to dismiss the complaint (or in the alternative, for summary judgment) which was denied by the court to allow the plaintiffs additional time for discovery. After the period for discovery, the plaintiffs may amend the complaint and we may file new motions for dismissal or summary judgment.

We believe the allegations against us in these lawsuits are without merit and we intend to vigorously defend these and any other future lawsuits pertaining to this matter. However, if we are not dismissed from these lawsuits or are included in other litigation regarding Southwest Exchange, our employees, officers and directors

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

may be required to expend substantial amounts of time in connection with such litigations which will prevent them from concentrating on our normal business. In addition, we may be required to spend substantial sums on legal representation in connection with any such litigation until the claims are dismissed.

The Company is not involved in any other pending legal proceedings other than routine legal proceedings occurring in the ordinary course of business. The Company believes that these routine legal proceedings, in the aggregate, are immaterial to our financial condition and results of operations.

Financial instruments with off-balance-sheet risk

A summary of the contract amount of the Company’s exposure to off-balance-sheet risk as of March 31 is as follows:

	March 31, 2008	December 31, 2007
Commitments to extend credit	$472,080	$530,857
Standby letters of credit	3,063	2,480

	$475,143	$533,337

Concentrations

The Company’s loan portfolio has a high concentration in real estate loans, specifically construction and land loans. At March 31, 2008, approximately 11% of real estate loans were classified as residential construction loans, approximately 25% of real estate loans were classified as commercial construction loans, approximately 21% were classified as residential land loans, and approximately 19% were classified as commercial land loans. In addition, commercial real estate loans represent approximately 17% and single family residential loans represent approximately 7% of total real estate loans as of March 31, 2008. Approximately 64% of these commercial real estate loans are owner-occupied.

Note 6. Stock Options and Restricted Stock

The Company’s 2006 Omnibus Equity Plan is discussed in Note 14 of the audited financial statements for the fiscal year ended December 31, 2007.

In January 2008, the Company adopted a new Omnibus Equity Plan, which was approved at the Annual Meeting of Shareholders in April 2008. The 2008 Omnibus Plan allows for the granting of 750,000 stock-based awards.

During the three months ended March 31, 2008, the Company granted 151,500 incentive stock options and 6,000 shares of restricted stock to various employees and granted 47,000 incentive stock options to key officers. The options had a weighted average exercise price of $12.50. All of the incentive stock options vest at 25% per year. The restricted stock vests 100% after 4 years. The total expense to be recognized on these stock based awards granted during the three months ended March 31, 2008 is approximately $811, and will be recorded over the vesting period. During the three months ended March 31, 2008, 5,194 stock options were exercised, and 19,100 options and 250 shares of restricted stock were forfeited. These exercised and forfeited options had a weighted average exercise price of $6.07 and $21.78, respectively.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

As of March 31, 2008, there was $2,383 of total unrecognized compensation cost related to nonvested share-based compensation arrangements. This compensation will be recognized over a weighted average period of approximately 2 years.

Note 7. Regulatory Capital Requirements

To be categorized as well-capitalized, the Company and the Banks must maintain Total Risk Based, Tier I Risk Based and Tier I Leverage ratios as set forth in the table below. As of March 31, 2008, the Company and the Banks meet the regulatory guidelines to be categorized as well-capitalized for all regulatory purposes.

The actual capital amounts and ratios for the Banks and the Company as of March 31, 2008 are presented in the following table:

	Actual		For Capital Adequacy Purposes		To be Well-Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of March 31, 2008:
Total Capital (to Risk Weighted Assets)
Company	$213,254	11.4%	$149,618	8.0%	$187,023	10.0%
Silver State Bank	$172,943	10.5%	$132,038	8.0%	165,047	10.0%
Choice Bank	$22,678	10.4%	$17,512	8.0%	21,890	10.0%
Tier I Capital (to Risk Weighted Assets)
Company	$169,443	9.1%	$74,809	4.0%	112,214	6.0%
Silver State Bank	$152,109	9.2%	$66,019	4.0%	99,028	6.0%
Choice Bank	$19,930	9.1%	$8,756	4.0%	13,134	6.0%
Tier I Capital (to Average Assets)
Company	$169,443	9.3%	$72,559	4.0%	90,699	5.0%
Silver State Bank	$152,109	9.6%	$63,199	4.0%	78,999	5.0%
Choice Bank	$19,930	7.4%	$10,733	4.0%	13,417	5.0%

Note 8. Fair Value Accounting

Effective January 1, 2008, the Company partially adopted SFAS 157, Fair Value Measurements, or SFAS 157, which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 applies only to fair value measurements already required or permitted by other accounting standards and does not impose requirements for additional fair value measures. SFAS 157 was issued to increase consistency and comparability in reporting fair values. In February 2008, the Financial Accounting Standards Board issued Staff Position No. FAS 157-2, or FSP 157-2, which delays the effective date of SFAS 157 for certain nonfinancial assets and nonfinancial liabilities, to fiscal years beginning after November 15, 2008, and interim periods within those fiscal years. The delay is intended to allow additional time to consider the effect of various implementation issues that have arisen, or that may arise, from the application of SFAS 157. The Company has elected to apply the deferral provisions in FSP 157-2 and therefore has only partially applied the provisions of SFAS 157. The Company’s adoption of SFAS 157 did not have a material impact on the Company’s financial condition or results of operations.

As defined in SFAS 157, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining the fair value, the Company uses various methods including market, income and cost approaches. Based on these

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

approaches, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally unobservable inputs. The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on observability of the inputs used in the valuation techniques, the Company is required to provide the following information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

•

Level 1: Valuations for assets and liabilities traded in active exchange markets. Valuations are obtained from readily available pricing sources for market transactions involving identical assets or liabilities.

•	Level 2: Valuations for assets and liabilities traded in less active dealer or broker markets. Valuations are obtained from third party pricing services for identical or similar assets or liabilities.

•

Level 3: Valuations for assets and liabilities that are derived from other valuation methodologies, including option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets.

The Company has not adopted the provisions of SFAS 157 with respect to certain nonfinancial assets, such as other real estate owned. The Company will fully adopt SFAS 157 with respect to such items effective January 1, 2009. The Company does not believe that such adoption will have a material impact on the consolidated financial statements, but will result in additional disclosures related to the fair value of nonfinancial assets.

The Company has identified available-for-sale securities and impaired loans with allocated reserves under SFAS 114 as those items requiring disclosure under SFAS 157. Management has concluded that servicing rights are not material for further consideration in relation to SFAS 157 disclosures.

Fair Value on a Recurring Basis

The table below presents the balance of securities available-for-sale at March 31, 2008, which are measured at fair value on a recurring basis:

	Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities available-for-sale	$52,704	$2,053	$50,651	$—

Securities available-for-sale consist mainly of AAA rated US Government agency securities, with the majority having maturity dates of five years or less. The Company measures securities available-for-sale at fair value on a recurring basis; thus, there was no transition adjustment upon adoption of SFAS 157. The fair value of the Company’s securities available-for-sale are determined using Level 1 and Level 2 inputs, which are derived from readily available pricing sources and third-party pricing services for identical or comparable instruments, respectively.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Fair Value on a Nonrecurring Basis

Certain assets are measured at fair value on a nonrecurring basis; that is, the instruments are not measured at fair value on an ongoing basis but are subject to fair value adjustments in certain circumstances (for example, when there is evidence of impairment). The following table presents such assets carried on the balance sheet by caption and by level within the SFAS 157 hierarchy as of March 31, 2008.

	Fair Value Measurements Using
	Total	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Impaired loans with specific valuation allowance under SFAS 114	$49,667	$—	$—	$49,667

The specific reserves for collateral dependent impaired loans are based on the fair value of the collateral less estimated costs to sell. The fair value of collateral was determined based on appraisals. In some cases, adjustments were made to the appraised values due to various factors including age of the appraisal, age of comparables included in the appraisal, and known changes in the market and in the collateral. When significant adjustments were based on unobservable inputs, the resulting fair value measurement has been categorized as a Level 3 measurement. Specific reserves were calculated for impaired loans with an aggregate carrying amount of $61,325 during the quarter ended March 31, 2008. The collateral underlying these loans had a fair value of $54,815, less estimated costs to sell of $5,148, resulting in a specific reserve in the allowance for loan losses of $11,658.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Note 9. Segment Reporting

The following is a summary of selected operating segment information as of and for the periods ended March 31, 2008 and 2007:

	Silver State Bank	Choice Bank of Arizona	All Other	Intersegment Eliminations	Consolidated Company
At March 31, 2008:
Assets	$1,624,672	$287,329	$20,291	$(17,081)	$1,915,211
Gross Loans and deferred fees	1,412,461	214,877	—	—	1,627,338
Less: Allowance for loan losses	(36,975)	(3,676)	—	—	(40,651)

Net Loans	1,375,486	211,201	—	—	1,586,687

Deposits	1,377,527	211,318	—	(16,763)	1,572,082
Stockholders’ equity	152,358	39,616	(49,879)	—	142,095

Three months ended March 31, 2008:
Net interest income (loss)	$17,307	$2,686	$(1,062)	$—	$18,931
Provision for loan losses	29,550	1,450	—	—	31,000

Net interest income (loss) after provision for loan losses	(12,243)	1,236	(1,062)	—	(12,069)
Noninterest income	1,649	316	4	—	1,969
Noninterest expense	9,681	2,124	515	—	12,320

Loss before income taxes	(20,275)	(572)	(1,573)	—	(22,420)
Income tax benefit	(7,262)	(187)	(550)	—	(7,999)

Net loss	$(13,013)	$(385)	$(1,023)	—	$(14,421)

At March 31, 2007:
Assets	$1,196,407	$185,397	$12,624	$(9,645)	$1,384,783
Gross Loans and deferred fees	1,024,530	143,948	—	—	1,168,478
Less: Allowance for loan losses	(11,516)	(1,014)	—	—	(12,530)

Net Loans	1,013,014	142,934	—	—	1,155,948

Deposits	1,023,454	137,417	—	(9,645)	1,151,226
Stockholders’ equity	107,576	31,828	(27,005)	—	112,399

Three months ended March 31, 2007:
Net interest income (loss)	$15,966	$1,773	$(665)	$—	$17,074
Provision for loan losses	1,150	180	—	—	1,330

Net interest income (loss) after provision for loan losses	14,816	1,593	(665)	—	15,744
Noninterest income	2,256	404	14	—	2,674
Noninterest expense	7,691	1,534	206	—	9,431

Income (loss) before income taxes	9,381	463	(857)	—	8,987
Income tax expense (benefit)	3,472	175	(248)	—	3,399

Net income (loss)	$5,909	$288	$(609)	$—	$5,588

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Effective April 1, 2008, the Company completed the merger of Choice Bank into Silver State Bank. As a result, the Company will no longer prepare discrete financial information for Choice Bank. As such, the Company will report on only one operating segment in future periods (Silver State Bank).

Note 10. Goodwill

Goodwill represents the excess of the consideration over the fair value of the net assets of Choice Bank acquired in September 2006. Goodwill is not amortized, but instead tested for impairment at least annually. The Company reviewed goodwill for the Choice Bank reporting unit for impairment as of October 1, 2007 in accordance with SFAS 142, Goodwill and Other Intangible Assets. No impairment to goodwill was recognized at that time. In addition, the Company considered other events and circumstances through March 31, 2008 in accordance with SFAS 142 for the Choice Bank reporting unit and has determined that no impairment loss is necessary. As a result of Choice Bank being merged into Silver State Bank effective April 2008 (see Note 9), the Company’s reporting unit for goodwill impairment purposes will be Silver State Bank.

At March 31, 2008, the Company’s market capitalization (based on total shares outstanding, excluding unvested restricted stock) was less than our total stockholders’ equity by $11,019. Through May 14, 2008, our market capitalization continues to be less than total stockholders’ equity. Should this situation continue to exist at June 30, 2008, we will consider this and other factors including the Company’s results of operations and may prepare a valuation of the Silver State Bank reporting unit to determine whether goodwill is impaired. No assurance can be given that the Company will not record an impairment loss on goodwill in 2008. Because goodwill is not included in the calculation of regulatory capital, the Company’s and Silver State Bank’s regulatory capital ratios would not be affected by this potential non-cash expense.

Note 11. Subsequent Events

In April 2008, the Company opened a full-service branch in the Phoenix/Scottsdale, Arizona area. The Company currently operates 17 full service branches including four in the Phoenix/Scottsdale, Arizona area.

In May 2008, the Company’s capacity to purchase federal funds under agreements with other lending institutions was reduced to approximately $69,000 as compared to approximately $104,000 at March 31, 2008 and approximately $90,500 at December 31, 2007.

The Company is considering a variety of strategic alternatives to enhance its capital position and strengthen the balance sheet. To assist in evaluating these alternatives, in April 2008, the Board of Directors approved the engagement for the services of Keefe, Bruyette & Woods, Inc., a nationally recognized investment banking firm.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders

Silver State Bancorp

We have audited the consolidated balance sheets of Silver State Bancorp and subsidiaries (collectively referred to herein as the Company) as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the three years in the period ended December 31, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles.

As described in Note 1 to the consolidated financial statements, effective January 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment.

/s/ McGladrey & Pullen, LLP

Las Vegas, Nevada

March 13, 2008

McGladrey & Pullen, LLP is a member firm of RSM International

— an affiliation of separate and independent legal entities.

SILVER STATE BANCORP AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2007 and 2006

(Dollars in thousands)

	2007	2006
Assets
Cash and cash equivalents	$13,838	$27,063
Federal funds sold	—	8,416

Total cash and cash equivalents	13,838	35,479
Securities available-for-sale	51,966	65,324
Federal Home Loan Bank stock, at cost	5,469	3,382
Loans held for sale	68,868	34,053
Loans, net of allowance for losses of $ 19,304 and $11,200, respectively	1,539,667	1,004,443
Premises and equipment, net	43,081	32,033
Accrued interest receivable	9,874	7,236
Deferred taxes, net	5,902	2,441
Other real estate owned	110	738
Goodwill	18,835	18,934
Intangible asset, net of amortization of $247 and $64, respectively	917	1,100
Prepaids and other assets	5,656	4,355

Total assets	$1,764,183	$1,209,518

Liabilities and Stockholders’ Equity
Deposits:
Non-interest-bearing demand	$177,084	$169,429
Interest-bearing:
Checking	535,902	434,906
Savings	22,943	19,806
Time, $100 and over	256,392	197,493
Other time	434,183	164,637

Total deposits	1,426,504	986,271
Accrued interest payable and other liabilities	9,890	6,356
Federal funds purchased and securities sold under repurchase agreements	9,983	13,602
Federal Home Loan Bank advances and other borrowings:
Short-term borrowings	34,000	8,000
Long-term borrowings	56,600	50,000
Junior subordinated debt	69,589	38,661

Total liabilities	1,606,566	1,102,890

Commitments and Contingencies (Notes 13 and 24)

Stockholders’ Equity
Preferred stock, par value of .001 cents; 10,000,000 shares authorized; none issued or outstanding	—	—
Common stock, par value of .001 cents; 60,000,000 shares authorized; shares issued 2007: 15,944,154; 2006: 14,224,172; shares outstanding 2007: 15,271,421; 2006: 13,687,109	16	14
Additional paid-in capital	79,721	51,665
Retained earnings	81,974	57,145
Accumulated other comprehensive income (loss)	64	(101)

	161,775	108,723
Less cost of treasury stock, 2007: 672,733 shares, 2006: 537,063 shares	(4,158)	(2,095)

Total stockholders’ equity	157,617	106,628

Total liabilities and stockholders’ equity	$1,764,183	$1,209,518

See Notes to Consolidated Financial Statements.

SILVER STATE BANCORP AND SUBSIDIARIES

Consolidated Statements of Income

Years Ended December 31, 2007, 2006 and 2005

(Dollars in thousands, except per share information)

	2007	2006	2005
Interest and dividend income on:
Loans, including fees	$137,519	$85,378	$53,434
Securities, taxable	3,095	3,034	2,614
Dividends on FHLB stock	212	145	112
Federal funds sold and other	948	1,349	926

Total interest income	141,774	89,906	57,086

Interest expense on:
Deposits	52,372	27,969	12,734
Federal funds purchased and securities sold under repurchase agreements	367	674	542
Short-term borrowings	1,352	224	58
Long-term borrowings	2,584	1,813	1,304
Junior subordinated debt	3,669	1,876	1,123

Total interest expense	60,344	32,556	15,761

Net interest income	81,430	57,350	41,325
Provision for loan losses	9,160	2,821	2,350

Net interest income after provision for loan losses	72,270	54,529	38,975

Other income:
Gain on sale of loans	5,221	4,168	3,344
Net realized gain (loss) on sales of available-for-sale securities	31	(6)	(6)
Service charges on deposit accounts	892	759	941
Loan servicing fees, net of amortization	340	176	58
Other income	1,956	864	482
Loss on disposal of other assets	(32)	(44)	(40)

	8,408	5,917	4,779

Non-interest expense:
Salaries, wages and employee benefits	25,331	17,176	12,938
Occupancy	3,679	2,583	1,944
Depreciation and amortization	2,556	1,531	1,041
Insurance	1,250	296	246
Professional fees	3,096	1,560	700
Advertising, public relations and business development	899	751	559
Customer service expense	352	378	201
Data processing	154	351	328
Dues and memberships	177	146	83
Directors expense	116	131	126
Loss on other real estate owned	132	—	—
Other	3,738	2,924	1,680

	41,480	27,827	19,846

Income before income taxes	39,198	32,619	23,908
Income taxes	14,369	11,743	8,281

Net income	$24,829	$20,876	$15,627

Comprehensive income	$24,994	$21,287	$15,403

Basic income per common share	$1.72	$1.58	$1.27

Diluted income per common share	$1.68	$1.52	$1.19

See Notes to Consolidated Financial Statements.

SILVER STATE BANCORP AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity

Years Ended December 31, 2007, 2006 and 2005

(Dollars in thousands)

Description	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 2004		$13	$25,191	$20,642	$(288)	$(2,108)	$43,450
Comprehensive income:
Net income	$15,627	—	—	15,627	—	—	15,627
Other comprehensive loss:
Unrealized holding losses on securities available-for-sale arising during the period, net of taxes of $130	(228)
Less reclassification adjustment for losses included in net income, net of taxes of $2	4

Net unrealized holding losses	(224)	—	—	—	(224)	—	(224)

	$15,403

Stock options exercised, including tax benefit of $402		—	2,767	—	—	—	2,767
Tax benefit arising from the disqualifying disposition of incentive stock options		—	471	—	—	—	471
Expense relating to the acceleration of the vesting of stock options		—	1,603	—	—	—	1,603

Balance, December 31, 2005		$13	$30,032	$36,269	$(512)	$(2,108)	$63,694
Comprehensive income:
Net income	$20,876	—	—	20,876	—	—	20,876
Other comprehensive income:
Unrealized holding gains on securities available-for-sale arising during the period, net of taxes of $227	407
Less reclassification adjustment for losses included in net income, net of taxes of $2	4

Net unrealized gain	411	—	—	—	411	—	411

	$21,287

Stock options exercised, including tax benefit of $3,508		1	8,086	—	—	—	8,087
Stock issued to subsidiary bank directors (900 shares)		—	22	—	—	—	22
Stock options exercised, redeemed to cover minimum statutory withholding for taxes (21,821 shares)		—	(356)	—	—	—	(356)
Tax benefit arising from the disqualifying disposition of incentive stock options		—	21	—	—	—	21
Issuance of 521,997 shares of common stock, net of offering costs of $19		—	10,682	—	—	—	10,682
Replacement options granted as a result of the Choice Bank acquisition		—	2,772	—	—	—	2,772
Stock-based compensation expense		—	319	—	—	—	319
Reissuance of treasury stock in exchange for employment services (4,545 shares)		—	87	—	—	13	100

SILVER STATE BANCORP AND SUBSIDIARIES

Consolidated Statements of Stockholders’ Equity (continued)

Years Ended December 31, 2007, 2006 and 2005

(Dollars in thousands)

Description	Comprehensive Income	Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total
Balance, December 31, 2006		$14	$51,665	$57,145	$(101)	$(2,095)	$106,628
Comprehensive income:
Net income	$24,829	—	—	24,829	—	—	24,829
Other comprehensive income:
Unrealized holding gains on securities available-for-sale arising during the period, net of taxes of $108	184
Less reclassification adjustment for gains included in net income, net of taxes of $12	(19)

Net unrealized gain	165	—	—	—	165	—	165

	$24,994

Issuance of 1,500,000 shares of common stock, net of offering costs of $4,530		2	25,468				25,470
Stock options exercised, including tax benefit of $320		—	1,838	—	—	—	1,838
Stock issued to subsidiary bank directors (885 shares)		—	16	—	—	—	16
Tax benefit arising from the disqualifying disposition of incentive stock options		—	64	—	—	—	64
Stock-based compensation expense		—	670	—	—	—	670
Purchase of treasury stock (135,670 shares)		—	—	—	—	(2,063)	(2,063)

Balance, December 31, 2007		$16	$79,721	$81,974	$64	$(4,158)	$157,617

See Notes to Consolidated Financial Statements.

SILVER STATE BANCORP AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years Ended December 31, 2007, 2006 and 2005

(Dollars in thousands, except per share information)

	2007	2006	2005
Cash Flows from Operating Activities
Net income	$24,829	$20,876	$15,627
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Gain on sales of loans	(5,221)	(4,168)	(3,344)
(Gain) loss on sales of securities	(31)	6	6
Loss on disposal of other assets	32	44	40
(Gain) loss on sale of other real estate owned	132	—	(17)
Depreciation and amortization	2,556	1,531	1,041
Reissuance of treasury stock in exchange for employment services	—	100	—
Net accretion of securities premiums and discounts	(19)	(131)	(431)
Provision for loan losses	9,160	2,821	2,350
Stock issued to subsidiary bank directors	16	22	—
Stock-based compensation expense	670	319	1,603
Tax benefit related to the exercise of stock options	—	—	873
Change in deferred taxes	(3,557)	(576)	(1,349)
Proceeds from sales of loans	105,547	84,054	55,323
Origination of loans held for sale	(135,498)	(102,406)	(52,441)
(Increase) decrease in accrued interest receivable and other assets	(2,736)	(2,527)	15
Increase in accrued interest payable and other liabilities	3,534	996	108

Net cash provided by (used in) operating activities	(586)	961	19,404

Cash Flows from Investing Activities
Purchases of securities available-for-sale	(31,403)	(91,275)	(97,748)
Proceeds from maturities of securities available-for-sale	41,214	60,231	35,744
Proceeds from sales of securities available-for-sale	4,306	44,045	40,247
Net increase in money market funds	(91)	108	9,367
Purchase of Federal Home Loan Bank stock	(2,087)	(285)	(29)
Net increase in loans	(544,337)	(272,084)	(124,691)
Purchase of premises and equipment	(13,679)	(12,222)	(4,268)
Proceeds from sales of premises and equipment	50	17	23
Cash received (paid) for other real estate owned	449	(430)	—
Surrender of Bank owned life insurance	—	587	—
Cash paid for acquisition, net (Note 2)	—	(15,171)	—

Net cash used in investing activities	(545,578)	(286,479)	(141,355)

Cash Flows from Financing Activities
Net increase in deposits	440,233	237,260	73,135
Net increase (decrease) in other borrowed funds, federal funds purchased and securities sold under repurchase agreements	28,981	(4,470)	12,095
Proceeds from issuance of junior subordinated debt	30,000	27,500	—
Repayment of junior subordinated debt	—	(7,500)	—
Proceeds from stock issuance	25,470	10,682	—
Purchase of treasury stock	(2,063)	—	—
Stock options redeemed	—	(356)	—
Excess tax benefit related to option exercises	384	3,529	—
Proceeds from exercise of stock options	1,518	4,579	2,365

Net cash provided by financing activities	524,523	271,224	87,595

Decrease in cash and cash equivalents	(21,641)	(14,294)	(34,356)
Cash and cash equivalents, beginning	35,479	49,773	84,129

Cash and cash equivalents, ending	$13,838	$35,479	$49,773

Supplemental Disclosure of Cash Flow Information
Cash payments for interest, net of amount capitalized	$57,607	$31,820	$15,428
Cash payments for taxes	$17,153	$9,379	$8,762
Supplemental Disclosure of Noncash Investing and Financing Activities
Other real estate acquired in settlement of loans	$47	$308	$—
Loan originated to finance sale of other real estate owned	$—	$—	$617
Issuance of replacement stock options in acquisition	$—	$2,772	$—

See Notes to Consolidated Financial Statements.

SILVER STATE BANCORP AND SUBSIDIARIES

Notes to Consolidated Financial Statements

(Dollars in thousands, except per share information)

Note 1.	Nature of Banking Activities and Summary of Significant Accounting Policies

Nature of banking activities

Silver State Bancorp (the “Company”) is a bank holding company headquartered in Henderson, Nevada, providing a full range of banking services to commercial and consumer customers. The Company has two consolidated wholly-owned subsidiaries. Silver State Bank is a Nevada state-chartered bank providing a full range of commercial and consumer bank products through twelve branches located in the Las Vegas, Nevada metropolitan area. On September 5, 2006, the Company acquired a second subsidiary, Choice Bank, which currently has three full-service branches. The Company also operates loan production offices located in Nevada, California, Washington, Oregon, Utah, Colorado and Florida. The Company’s business is concentrated in southern Nevada and central Arizona and is subject to the general economic conditions of these areas. The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and general industry practice.

A summary of the significant accounting policies of the Company and its subsidiaries are as follows:

Basis of financial statement presentation and accounting estimates

In preparing the accompanying consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses for the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the fair value of servicing rights and the evaluation of goodwill for impairment.

Principles of consolidation

The accompanying consolidated financial statements include the accounts of Silver State Bancorp and its wholly-owned subsidiaries, Silver State Bank and Choice Bank. Choice Bank was acquired on September 5, 2006. Certain trust subsidiaries (Note 12) do not meet the criteria for consolidation pursuant to Financial Accounting Standards Board (FASB) Interpretation No. 46, Consolidation of Variable Interest Entities, as amended. All significant intercompany accounts and transactions have been eliminated in consolidation.

Cash and cash equivalents

For purposes of reporting cash flows, cash and cash equivalents includes cash on hand, amounts due from banks (including cash items in process of clearing), and federal funds sold. Cash flows from loans originated by the Company, deposits and other borrowed funds are reported net.

The Company maintains amounts due from banks which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts.

Securities available-for-sale

Securities classified as available-for-sale are those debt securities the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including significant movements in interest rates, changes

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available-for-sale are reported at fair value with unrealized gains or losses reported as other comprehensive income (loss), net of the related deferred taxes. The amortization of premiums and accretion of discounts, computed by the interest method over their contractual lives, are recognized in interest income. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. Declines in the fair value of individual securities classified as available-for-sale below their amortized cost that are determined to be other than temporary result in write-downs of the individual securities to their fair value with the resulting write-downs included in current earnings as realized losses. In determining other than temporary losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Loans held for sale

Loans held for sale are those loans that the Company has the intent to sell in the foreseeable future. The majority of the loans held for sale are commercial loans. They are reported at the lower of aggregate cost or fair value. Gains or losses on the sale of loans are recognized pursuant to Statement of Financial Accounting Standards (SFAS) 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities. The Company’s loans held for sale consist primarily of Small Business Administration (SBA) loans, which are fully funded. Upon the sale of a loan, the Company will generally sell the guaranteed portion of the loan and retain the unguaranteed portion as a loan held for investment. The Company may also sell the unguaranteed portion. The Company also generally retains the right to service the loans sold. All sales are made without recourse. The Company issues various representations and warranties associated with the sale of loans. The Company has not incurred any significant losses resulting from these provisions.

Loans

Loans are stated at the amount of unpaid principal, reduced by unearned net loan fees and allowance for loan losses.

The allowance for loan losses is established through a provision for loan losses charged to expense. Loan losses are charged against the allowance for loan losses when management believes that collectibility of the principal is unlikely. Subsequent recoveries, if any, are credited to the allowance.

The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans that may become uncollectible, based on evaluation of the collectibility of loans and prior credit loss experience. This evaluation also takes into consideration such factors as changes in the nature and volume of the loan portfolio, overall portfolio quality, review of specific problem credits, and current economic conditions that may affect the borrower’s ability to pay. Due to the credit concentration of the Company’s loan portfolio in real estate secured loans, the value of collateral is heavily dependent on real estate values in southern Nevada and central Arizona. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as updated information becomes available.

In addition, regulatory agencies, as an integral part of their examination processes, periodically review the Company’s allowance for loan losses, and may require the Company to make additions to the allowance based on their judgment about information available to them at the time of their examinations.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

The allowance consists of specific and general components. For loans that are classified as impaired, a specific allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan, pursuant to SFAS 114, Accounting by Creditors for Impairment of a Loan. The general component covers non-impaired loans and is based on historical loss experience adjusted for qualitative and environmental factors, pursuant to SFAS 5, Accounting for Contingencies.

A loan is considered impaired when, based on current information and events, it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. Impaired loans are measured based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent. The amount of impairment, if any, and any subsequent changes are included in the allowance for loan losses.

Larger groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Company does not separately identify individual consumer loans for impairment disclosures, unless such loans are the subject of a restructuring agreement.

Interest and fees on loans

Interest on loans is recognized over the terms of the loans and is calculated under the effective interest method. Interest income on revolving lines of credit and construction loans is calculated under the straight-line method. The accrual of interest on impaired loans is discontinued when, in management’s opinion, the borrower may be unable to make payments as they become due.

The Company determines a loan to be delinquent when payments have not been made according to contractual terms, typically evidenced by nonpayment of a monthly installment by the due date. The accrual of interest on loans is generally discontinued at the time the loan is 90 days delinquent unless the credit is well secured and in the process of collection. Other personal loans are typically charged off no later than 90 days delinquent.

All interest accrued but not collected for loans that are placed on nonaccrual status is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Loan origination and commitment fees and certain direct loan origination costs are deferred and the net amount amortized as an adjustment to the related loan’s yield. The Company is amortizing these amounts over the contractual life of the loan. Commitment fees, based upon a percentage of a customer’s unused line of credit, and fees related to standby letters of credit are generally recognized over the commitment period.

Other real estate owned

Other real estate owned (OREO) is held for sale and is carried at the lower of cost or fair value less estimated costs of disposal. Any write-down to fair value at the time of transfer to OREO is charged to the allowance for loan losses. Property is evaluated regularly to ensure the recorded amount is supported by its current fair value and valuation allowances to reduce the carrying amount to fair value less estimated costs to

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

dispose are recorded as necessary. Revenue and expense from the operations of OREO and changes in valuation allowance are included in other expense.

Servicing rights

The Company generally retains the right to service the guaranteed and unguaranteed portion of SBA loans sold to others. The Company generally receives a standard fee for providing this servicing function. The cost allocated to the servicing rights retained has been recognized as a separate asset and is initially recorded at fair value pursuant to SFAS 156, Accounting for Servicing of Financial Assets, and is being amortized in proportion to and over the period of estimated net servicing income. This asset is included in other assets in the accompanying consolidated balance sheets.

Servicing rights are periodically evaluated for impairment to ensure the recorded balance is at the lower of amortized cost or fair value. Servicing rights are stratified based on origination dates. Fair values are estimated using a discounted cash flow model which utilizes various assumptions including prepayment speeds and current market rates of interest or other available information. No significant impairments were recognized during the years ended December 31, 2007, 2006 and 2005.

Transfers of financial assets

Transfers of financial assets are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Premises and equipment

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Amortization of leasehold improvements is computed principally by the straight-line method over the lesser of the term of the lease or the estimated useful lives of the assets.

Depreciation and amortization is computed using the following estimated lives:

Years
Premises and improvements	5 – 30
Equipment, furniture and fixtures	3 – 10
Leasehold improvements	2 – 10

Federal Home Loan Bank stock

The Company’s subsidiary banks are members of the Federal Home Loan Bank (FHLB) system, and are required to maintain an investment in capital stock of the FHLB in an amount equal to the greater of 1% of its outstanding home loans, or 5% of advances from FHLB. This stock is recorded at cost, which is also the redemption value.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Goodwill and core deposit intangible

The Company acquired Choice Bank in September 2006, which is discussed more fully in Note 2. The Company paid an amount in excess of the fair value of the net assets acquired, which has been recorded as goodwill and core deposit intangible. In connection with the acquisition, the Company recorded the excess of the purchase price over the estimated fair value of the assets received and liabilities assumed as goodwill pursuant to SFAS 141, Business Combinations (SFAS 141). The Company will annually review the goodwill recorded for the acquisition for impairment in accordance with SFAS 142, Goodwill and Other Intangible Assets, on October 1. Goodwill is not being amortized whereas identifiable intangible assets with finite lives are amortized over their useful lives. Pursuant to SFAS 141, the Company finalized its purchase price allocation related to the acquisition of Choice Bank during the first quarter of 2007, resulting in an adjustment to goodwill of $99. No impairments to goodwill were recognized during the year ended December 31, 2007.

In addition to goodwill, a core deposit intangible was separately recognized based on the cumulative present value benefit of acquiring deposits versus an alternative source of funding for the premium related to the core deposits of the bank acquired. The core deposit intangible is subject to amortization over its estimated useful life which is estimated to be 8 years at December 31, 2007.

Income taxes

Deferred taxes are provided on an asset and liability method whereby deferred tax assets are recognized for deductible temporary differences, net operating losses, and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effect of changes in tax laws and rates on the date of enactment.

Advertising costs

Advertising costs are expensed as incurred.

Stock option plans

On September 20, 2006, stockholders of the Company approved the 2006 Omnibus Equity Plan (the “2006 Plan”). The 2006 Plan authorizes the granting of incentive stock options, non-qualified stock options, stock appreciation rights, restricted stock awards, and performance share cash only awards. The 2006 Plan authorized the issuance of 579,810 shares of Silver State Bancorp common stock, representing the total number of shares remaining available for stock option grants under Silver State Bancorp’s 1997 Stock Option Plan, 1998 Stock Option Plan, and 2004 Stock Option Plan. With the approval of the 2006 Plan, no additional awards will be granted under the 1997, 1998 and 2004 plans. The aggregate number of shares underlying awards granted to any participant in a single year may not exceed 125,000. As of December 31, 2007, the total number of awards remaining to be granted under the 2006 Plan was 211,515.

Incentive and non-qualified stock options are granted with an exercise price equal to the closing stock price of the Company’s stock at the date of grant; those options generally vest based on four years of continuous service and have 10-year contractual terms.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Effective January 1, 2006 (the “adoption date”), the Company adopted the provisions of SFAS 123 revised 2004, or (SFAS 123R), Share-Based Payment. SFAS 123R requires compensation costs relating to share-based payment transactions to be recognized in the financial statements. Prior to the adoption of SFAS 123R, the Company accounted for stock option grants using the recognition and measurement principles of Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. Other than as discussed in Note 14, no stock-based compensation was reflected in net income for the year ended December 31, 2005, as all options are required by the Plan to be granted with an exercise price equal to the fair value of the underlying common stock on the date of grant. Prior period financial statements have not been adjusted to reflect fair value of share-based compensation expense under SFAS 123R.

As disclosed in Note 14, in December 2005, the Company accelerated the vesting of 975,000 stock options with an average exercise price of $7.65 per share. The options accelerated were to the Company’s executive officers and Board of Directors. The Company’s Board of Directors voted to approve the option acceleration at a meeting held on December 14, 2005. The option acceleration was effective as of December 21, 2005. The Company’s chief executive officer (CEO) at the time participated in the discussions and voting on the option acceleration at this board meeting. On January 9, 2006, this former CEO submitted to the Company’s Board of Director’s his resignation from all positions with the Company. Shortly after the acceleration of the stock options, the former CEO exercised all of his 112,500 options with an aggregate value (measured as the market price of the common stock on the date of exercise less the exercise price multiplied by the number of options exercised) equal to approximately $1,400. If the option acceleration had not occurred in December 2005, the former CEO would have forfeited all of his 112,500 unvested stock options in accordance with the terms of the options. As a result of this modification, the Company recognized stock option expense of $1,603 in 2005 in accordance with APB 25, as interpreted by FASB Interpretation No. 44: Accounting for Certain Transactions Involving Stock Compensation (FIN 44). Also as a result of the modification of these stock options, the Company will not need to record any stock option expense under SFAS 123R. Had the Company not accelerated the vesting of stock options in December 2005, and considering subsequent forfeitures by the former CEO, the Company would have recorded total compensation expense pursuant to SFAS 123R of approximately $1,300 during the periods 2006 through 2008.

Also prior to the adoption of SFAS 123R, the Company applied the disclosure provisions of SFAS 123, Accounting for Stock-Based Compensation. SFAS 123 required the disclosure of the pro forma impact on net income and earnings per share as if the value of the options were calculated at fair value. The Company utilizes the Black-Scholes model to calculate the fair value of stock options. The Company has adopted SFAS 123R using the modified prospective method. Under the Company’s transition method, SFAS 123R applies to new awards and to awards that were outstanding on the adoption date that are subsequently modified, repurchased or cancelled. In addition, the expense recognition provision of SFAS 123R applies to options granted prior to the adoption date that were unvested at the adoption date.

For the year ended December 31, 2007 and 2006, the Company recognized $670 and $319, respectively in stock-based compensation expense for stock options and restricted stock pursuant to SFAS 123R. In addition, the Company granted 885 and 900 shares of common stock to the Board of Directors of Choice Bank in 2007 and 2006, respectively. These shares were fully vested on the date of grant. The Company recorded $16 and $22 of director’s expense for the years ended December 31, 2007 and 2006, respectively.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS 123 to stock-based employee compensation prior to the adoption date:

2005
Net income:
As reported	$15,627
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects (Note 14)	1,042
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(2,615)

Pro forma	$14,054

Basic income per share:
As reported	$1.27
Pro forma	$1.14
Diluted income per share:
As reported	$1.19
Pro forma	$1.07

Earnings per share

Basic earnings per share (EPS) represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted EPS reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustment to income that would result from assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding options and nonvested restricted shares, and are determined using the treasury stock method.

Components used in computing EPS for the years ended December 31, 2007, 2006 and 2005 are summarized as follows:

	2007	2006	2005
Net income	$24,829	$20,876	$15,627

Average number of common shares outstanding	14,401,206	13,173,918	12,353,391
Effect of dilutive options and nonvested restricted shares	383,424	576,723	799,908

Average number of dilutive shares outstanding	14,784,630	13,750,641	13,153,299

Basic EPS	$1.72	$1.58	$1.27
Diluted EPS	$1.68	$1.52	$1.19

Certain shares were not included in the computation of diluted EPS because the exercise price was greater than the average market price of the common shares. For the year ended December 31, 2007, the Company had 319,175 options that were excluded from the computation of diluted EPS. The Company had no options that were excluded from the computation of diluted EPS for the years ended December 31, 2006 and 2005.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Off-balance-sheet instruments

In the ordinary course of business, the Company has entered into off-balance-sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded in the consolidated financial statements when they are funded.

Fair value of financial instruments

SFAS 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information about financial instruments, whether or not recognized in the consolidated balance sheets, for which it is practicable to estimate that value.

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates presented herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction at December 31, 2007 and 2006. The estimated fair value amounts for 2007 and 2006 have been measured as of their respective year-ends, and have not been reevaluated or updated for purposes of these financial statements subsequent to those dates. As such, the estimated fair values of these financial instruments subsequent to the reporting date may be significantly different than the amounts reported at each year-end.

The information in Note 18 should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only required for a limited portion of the Company’s assets.

Due to the wide range of valuation techniques and the degree of subjectivity used in making the estimate, comparisons between the Company’s disclosures and those of other companies or banks may not be meaningful.

The following methods and assumptions were used by the Company in estimating the fair value of its financial instruments:

Cash and cash equivalents

The carrying amounts reported in the consolidated balance sheets for cash, amounts due from banks and federal funds sold approximate fair value.

Securities

Fair value for securities is based on quoted market prices where available or on quoted markets for similar securities in the absence of quoted prices on the specific security.

Federal Home Loan Bank stock

The Company’s subsidiary banks are members of the FHLB system and maintain an investment in capital stock of the FHLB. No ready market exists for the FHLB stock and it has no quoted market value.

Loans held for sale

Fair values are based on quoted market prices of similar loans sold to investors or current buying commitments from investors.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Loans

For variable rate loans that reprice frequently and that have experienced no significant change in credit risk, fair values are based on carrying values. The fair values for all other loans are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers with similar credit quality. Fixed rate loans accounted for approximately 2% and 4% of total loans as of December 31, 2007 and 2006, respectively. Loans are generally expected to be held to maturity and any unrealized gains or losses are not expected to be realized.

Accrued interest receivable and payable

The carrying amounts reported in the consolidated balance sheets for accrued interest receivable and payable approximate fair value.

Deposit liabilities

The fair value disclosed for demand deposits is by definition equal to the amount payable on demand at their reporting date (that is, their carrying amount). The carrying amount for variable rate deposit accounts approximates fair value. Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates to a schedule of aggregated expected monthly maturities on these deposits. Early withdrawals of fixed-rate certificates of deposit are not expected to be significant.

Securities sold under repurchase agreements and federal funds purchased

The carrying amounts reported in the consolidated balance sheets for securities sold under repurchase agreements and federal funds purchased approximate fair value.

Other borrowed funds

The fair values of the Company’s long-term borrowings are estimated using discounted cash flow analyses, based on the Company’s incremental borrowing rates for similar types of borrowing arrangements.

Junior subordinated debt

The carrying amounts reported in the consolidated balance sheets for junior subordinated debt approximate fair value as they are variable rate instruments.

Off-balance-sheet instruments

Fair values for the Company’s off-balance-sheet instruments (lending commitments and standby letters of credit) are based on quoted fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

Current accounting developments

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Income Tax Uncertainties (FIN 48), to clarify the accounting for uncertainty in income taxes recognized in financial statements in accordance

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

with SFAS 109, Accounting for Income Taxes. FIN 48 defines the threshold for recognizing the benefits of tax return positions in the financial statements as “more likely than not” to be sustained by the taxing authority. The literature also provides guidance on derecognition, measurement and classification of income tax uncertainties, along with any related interest and penalties. FIN 48 also includes guidance concerning accounting for income tax uncertainties in interim periods and increases the level of disclosures associated with any recorded income tax uncertainties. FIN 48 is effective for fiscal years beginning after December 15, 2006. The differences between the amounts recognized in the consolidated balance sheets prior to the adoption of FIN 48 are accounted for as a cumulative effect adjustment recorded to the beginning balance of retained earnings. The Company has adopted FIN 48 effective January 1, 2007. The adoption of FIN 48 did not have a material impact on the financial statements and a cumulative adjustment was not recorded.

In February 2007, the FASB issued SFAS 159, The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115. SFAS 159 permits an entity to choose to measure many financial instruments and certain other items at fair value. For financial instruments elected to be accounted for at fair value, an entity will report the unrealized gains and losses in earnings. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company did not early adopt this standard. In addition, we do not expect SFAS 159 will have a material impact on our financial statements since we do not intend to elect to account for certain financial instruments at fair value.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements. SFAS 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurement. SFAS 157 also emphasizes that fair value is a market-based measurement, not an entity-specific measurement, and sets out a fair value hierarchy with the highest priority being quoted prices in active markets. Under SFAS 157, fair value measurements are disclosed by level within that hierarchy. SFAS 157 is effective for fiscal years beginning after November 15, 2007, except for nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis for which delayed application is permitted until fiscal years beginning after November 15, 2008. The Company is currently assessing the potential impact of SFAS 157 on its financial position, results of operations and cash flows.

In September 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 06-4 (“EITF 06-4”), Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements, which requires the application of the provisions of SFAS 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions, to endorsement split-dollar life insurance arrangements. EITF 06-4 would require the Company to accrue a liability for the postretirement death benefits associated with split-dollar life insurance agreements. An endorsement-type arrangement generally exists when the Company owns and controls all incidents of ownership of the underlying policies. EITF 06-4 is effective for fiscal years beginning after December 15, 2007. The Company does not believe the adoption of EITF 06-4 will have a material impact on its financial statements.

Reclassifications

Certain amounts in the balance sheet as of December 31, 2006 were reclassified to conform to the presentation adopted as of December 31, 2007. Specifically, approximately $30,000 has been reclassified from time deposits, $100 and over to other time deposits. This reclassification was made to be consistent with regulatory reporting requirements that were revised in 2007. There was no effect on total deposits, stockholders’ equity, or net income as a result of the reclassification.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Note 2.	Acquisition

Effective September 5, 2006, the Company acquired 100% of the outstanding common stock of Choice Bank (“Choice”), headquartered in Scottsdale, Arizona. At the date of acquisition, Choice became a wholly- owned subsidiary of the Company. The Stock Purchase Agreement (the “Agreement”) was entered into on March 29, 2006 and, pursuant to that Agreement, the Choice shareholders received $27.50 in cash for each share of Choice common stock for a total purchase price of $31,556. Under the terms of the agreement, 1,032,106 shares of Choice common stock were paid out. In addition, Choice stock option holders were granted the option of either converting their vested options into Company stock options or receiving cash consideration in the amount of $27.50 per option share less the exercise price. The total number of replacement options issued were 166,160 (see Note 14) for a total fair value cost of $2,772. The replacement options issued were fully vested on the date of grant.

The consolidated balance sheet and statement of income as of and for the period ended December 31, 2006, contained in the Company’s financial statements, include the total assets, liabilities, and operations of Choice for the period from September 5, 2006 to December 31, 2006. The primary purpose for the merger was to increase the Company’s presence in Arizona.

As of September 5, 2006, the following shows the condensed balance sheet amounts assigned to the assets and liabilities of Choice Bank, including all purchase adjustments at the time of acquisition:

Cash and cash equivalents	$13,613

Securities	4,425

Loans, net of allowance of $663	97,623

Goodwill and core deposit intangible	20,098

Other assets	2,379

Deposits	(103,546)

Deferred taxes	(700)

Other liabilities	(2,336)

Net assets acquired	$31,556

The merger was accounted for under the purchase method of accounting in accordance with SFAS 141. Accordingly, the purchase price was allocated to the assets acquired and the liabilities assumed based on their estimated fair values at the merger date, September 5, 2006, as summarized below:

Cash consideration	$28,652

Fair value of replacement options (see Note 14)	2,772

Direct costs of acquisition	132

Total purchase price and acquisition costs	31,556

Less fair value of Choice Bank net tangible assets acquired	(11,458)

Less fair value of core deposit intangible	(1,164)

Goodwill resulting from transaction	$18,934

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

As a result of the Choice acquisition, the Company recorded $1,164 for the core deposit intangible. The Company has determined the final value and amortization period with the assistance of an independent valuation consultant. Accumulated amortization expense on the Choice core deposit intangible is $247 as of December 31, 2007. The Company estimates the amortization expense for the next five years as follows: 2008: $253; 2009: $212; 2010: $172; 2011: $131; and 2012: $90.

None of the goodwill will be deductible for income tax purposes.

Pursuant to SFAS 141, the Company finalized its purchase price allocation related to the acquisition of Choice Bank during the first quarter of 2007, resulting in an adjustment to goodwill of $99.

Note 3.	Restrictions on Cash and Due from Banks

The Company is required to maintain reserve balances in cash or on deposit with the Federal Reserve Bank. The total of those reserve balances was approximately $830 and $751 at December 31, 2007 and 2006, respectively.

Note 4.	Securities

Carrying amounts and fair values of securities available-for-sale at December 31 are summarized as follows:

	2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Treasury securities	$9,521	$57	$—	$9,578
U.S. Government-sponsored agencies	35,547	83	(9)	35,621
Mortgage-backed securities	4,331	16	(20)	4,327
Money market funds	2,085	—	(18)	2,067
Other debt securities	373	—	—	373

	$51,857	$156	$(47)	$51,966

	2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. Treasury securities	$9,484	$12	$—	$9,496
U.S. Government-sponsored agencies	50,158	42	(162)	50,038
Mortgage-backed securities	3,840	27	(28)	3,839
Money market funds	1,994	—	(43)	1,951

	$65,476	$81	$(233)	$65,324

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

The amortized cost and fair value of securities as of December 31, 2007 by contractual maturities are shown below. Given certain interest rate environments, some or all of these securities may be called by their issuers prior to the scheduled maturities. Maturities may differ from contractual maturities in mortgage-backed securities because the mortgages underlying the securities may be called or repaid without penalties. Therefore, these securities are not included in the maturity categories in the following maturity summary.

	Amortized Cost	Fair Value
Due in one year or less	$21,832	$21,893
Due after one year through five years	25,376	25,428
Due after five years	318	318
Mortgage-backed securities	4,331	4,327

	$51,857	$51,966

Gross realized gains and losses of $31 and $0, respectively, were recorded on the sales of securities during the year ended December 31, 2007. Gross realized gains and losses of $17 and $23, respectively, were recorded on the sales of securities during the year ended December 31, 2006. Gross realized gains and losses of $7 and $13, respectively, were recorded on the sales of securities during the year ended December 31, 2005. Securities available-for-sale with a carrying amount of approximately $49,526 and $59,000 at December 31, 2007 and 2006, respectively, were pledged to secure borrowings, and for other purposes required or permitted by law.

Information pertaining to securities with gross unrealized losses at December 31, 2007 and 2006, aggregated by investment category and length of time that individual securities have been in a continuous loss position follows:

	2007
	Less than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
U.S. Government-sponsored agencies	$9	$9,999	$—	$—
Mortgage-backed securities	—	—	20	963
Money market funds	—	—	18	2,067

	$9	$9,999	$38	$3,030

	2006
	Less than Twelve Months		Over Twelve Months
	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value
U.S. Government-sponsored agencies	$6	$12,473	$156	$23,708
Mortgage-backed securities	—	—	28	1,123
Money market funds	—	—	43	1,951

	6	12,473	227	26,782

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Management evaluates securities for other than temporary impairment on at least a quarterly basis, and more frequently when economic or market concerns warrant such evaluation. Consideration is given to (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Seven and sixteen debt securities have unrealized losses with aggregate depreciation of less than 1% from the Company’s amortized cost-basis at December 31, 2007 and 2006. These unrealized losses relate primarily to fluctuations in the current interest rate environment. In analyzing an issuer’s financial condition, management considers whether the securities are issued by the Federal government or its agencies, whether downgrades by bond rating agencies have occurred, and industry analysts’ reports. As management has the ability and intent to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

Note 5.	Loans

The composition of the Company’s net loans as of December 31 is as follows:

	2007	2006
Commercial and industrial	$139,258	$109,134

Real estate:

Commercial	261,846	206,744

Construction, land development, and other land loans	1,065,524	620,167

Single family residential	94,813	80,280

Consumer installment	4,944	5,789

Leases, net of unearned income	277	411

Less net deferred loan fees	(7,691)	(6,882)

Gross Loans	1,558,971	1,015,643

Less allowance for loan and lease losses	(19,304)	(11,200)

Net Loans	$1,539,667	$1,004,443

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Information about impaired and nonaccrual loans as of and for the years ended December 31 is as follows:

	2007	2006
Impaired loans with a specific valuation allowance under SFAS 114	$16,850	$938

Impaired loans without a specific valuation allowance under SFAS 114	118,989	—

Total impaired loans	$135,839	$938

Related allowance for loan losses on impaired loans	$2,149	$149

Nonaccrual loans	$13,079	$132

Loans past due 90 days or more and still accruing interest	$—	$—

Average balance of impaired loans during the year (based on quarter-end balances)	$129,136	$926

Interest income recognized during the year on impaired loans	$10,516	$111

The Company is currently committed to lend approximately $23,821 in additional funds on these impaired loans; however, management will continue to monitor the credit quality of these loans and will only lend additional funds as warranted.

A significant majority of the impaired loans as of December 31, 2007 relates to construction and land loans. As of December 31, 2007, $118,989 of impaired loans do not have any specific valuation allowance under SFAS 114. Pursuant to SFAS 114, a loan is impaired when both the contractual interest payments and the contractual principal payments of a loan will not be collected as scheduled in the loan agreement. The $118,989 of impaired loans as of December 31, 2007 are generally impaired due to delays or anticipated delays in receiving payments pursuant to the contractual terms of the loan agreements. These loans are adequately collateralized as of December 31, 2007. However, this assessment could change in the near future depending on various factors, including a decrease in the value of real estate values in southern Nevada and central Arizona.

The balance of SBA loans serviced for others was $72,209 and $62,916 at December 31, 2007 and 2006, respectively. Custodial balances maintained in connection with loan servicing, and included in other liabilities, were approximately $610 and $519 at December 31, 2007 and 2006, respectively. Information regarding servicing assets related to SBA loans at December 31 is as follows:

	2007	2006	2005

Balance, beginning	$705	$626	$468

Capitalized	387	328	413

Amortization	(275)	(249)	(255)

Balance, ending	$817	$705	$626

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Note 6.	Allowance for Loan Losses

Changes in the allowance for loan losses for the years ended December 31, are as follows:

	2007	2006	2005
Balance, beginning	$11,200	$8,314	$6,051

Acquisition (see Note 2)	—	663	—

Provision charged to operating expense	9,160	2,821	2,350

Less amounts charged-off	(1,096)	(664)	(178)

Recoveries	40	66	91

Balance, ending	$19,304	$11,200	$8,314

Note 7.	Premises and Equipment

The major classes of premises and equipment and the total accumulated depreciation and amortization as of December 31 are as follows:

	2007	2006
Land	$19,494	$12,956

Premises and improvements	18,522	16,768

Furniture and fixtures	5,394	3,822

Equipment	4,511	3,692

Leasehold improvements	2,211	275

Construction in progress	1,198	189

	51,330	37,702

Less accumulated depreciation and amortization	(8,249)	(5,669)

	$43,081	$32,033

The Company completed the construction of a facility during the year ended December 31, 2006 of which $219 of interest expense related to the construction was capitalized.

Note 8.	Securities Sold Under Agreements to Repurchase and Federal Funds Purchased

The Company enters into sales of securities under agreements to repurchase which generally mature within one day. The obligations to repurchase securities sold are reported as liabilities in the accompanying consolidated balance sheets and are approximately $3,321 and $13,602 as of December 31, 2007 and 2006, respectively. The dollar amount of securities underlying the agreements remain in the asset accounts. The securities underlying the agreements are U.S. Agencies. During the year ended December 31, 2007, the average balance outstanding and interest expense recorded under these repurchase agreements was approximately $2,850 and $130, respectively, resulting in an average rate paid of 4.56%. During the year ended December 31, 2006, the average balance

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

outstanding and interest expense recorded under these repurchase agreements was approximately $12,635 and $563, respectively, resulting in an average rate paid of 4.46%. During the year ended December 31, 2005, the average balance outstanding and interest expense recorded under these repurchase agreements was approximately $15,036 and $477 respectively, resulting in an average rate paid of 3.17%.

The Company has also entered into nine agreements with other lending institutions under which it can purchase up to approximately $90,500 of federal funds. The interest rate charged on borrowings is determined by the lending institutions at the time of borrowing. All lines are unsecured. The agreements can be terminated by the lending institutions at any time. There were $6,662 and $0 outstanding under these agreements at December 31, 2007 and 2006, respectively.

Note 9.	Income Tax Matters

The Company files income tax returns in the U.S. federal jurisdiction and in various states. The Company is no longer subject to U.S. federal, state or local tax examinations by tax authorities for years before 2003. The Company has not undergone any recent examinations by the Internal Revenue Service (IRS).

In July 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109 (FIN 48), which clarifies the accounting and disclosure for uncertainty in tax positions, as defined. FIN 48 seeks to reduce the diversity in practice associated with certain aspects of the recognition and measurement related to accounting for income taxes. The Company is subject to the provisions of FIN 48 as of January 1, 2007, and has analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. The Company has identified its federal tax return and its state tax return in Arizona as “major” tax jurisdictions, as defined. The periods subject to examination for the Company’s federal and Arizona tax returns are the 2004 through 2006 tax years. The Company believes that its income tax filing positions and deductions will be sustained on audit and does not anticipate any adjustments that will result in a material change to its financial position. Therefore, no reserves for uncertain income tax positions have been recorded pursuant to FIN 48. In addition, the Company did not record a cumulative effect adjustment related to the adoption of FIN 48.

We may from time to time be assessed interest or penalties by tax jurisdictions, although any such assessments historically have been minimal and immaterial to our financial results. The Company’s policy to include interest and penalties related to income taxes as a component of income tax expense did not change as a result of implementing the provisions of FIN 48.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

The cumulative tax effects of the primary temporary differences as of December 31 are shown in the following table:

	2007	2006
Deferred tax assets:

Allowance for loan losses	$6,864	$3,950

Stock compensation expense on restricted stock and nonqualified stock options	44	30

Unrealized loss on securities available-for-sale	—	51

Accrued expenses	270	179

Fair value adjustment on loans held for sale for tax purposes	824	—

Other	270	378

Total deferred tax assets	8,272	4,588

Deferred tax liabilities:

Premises and equipment	898	964

Unrealized gain on securities available-for-sale	45	—

Core deposit intangible	327	407

Deferred loan costs	578	213

FHLB dividend	239	169

Other	283	394

Total deferred tax liabilities	2,370	2,147

Net deferred tax asset	$5,902	$2,441

At December 31, 2007 and 2006, no valuation reserve was considered necessary as management believes it is more likely than not that the deferred tax assets will be realized due to taxes paid in prior years and future operations.

The provision for income taxes charged to operations for the years ended December 31 consist of the following:

	2007	2006	2005
Current expense	$17,926	$12,319	$9,630

Deferred taxes (benefit)	(3,557)	(576)	(1,349)

	$14,369	$11,743	$8,281

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

The income tax provision differs from the amount of income tax determined by applying the United States federal income tax rate to pretax income for the years ended December 31, 2007, 2006 and 2005 due to the following:

	2007	2006	2005
Computed expected tax expense	$13,719	$11,417	$8,368
State income taxes, net of federal tax benefits	255	159	28
Nondeductible expenses	341	233	95
Other	54	(66)	(210)

	$14,369	$11,743	$8,281

Note 10.	Deposits

At December 31, 2007, the scheduled maturities of time certificates are as follows:

2008	$680,601
2009	6,572
2010	1,056
2011	2,237
2012	109

$690,575

At December 31, 2007, four customer balances, which were our four largest depositors, totaling $500,243 comprised approximately 35% of total deposits. These four customer balances constitute all our brokered deposits at December 31, 2007. Of these deposits at December 31, 2007, $242,821 are interest-bearing demand deposit accounts, $38,006 are time deposits, $100 and over, and $219,416 are other time deposits. At December 31, 2006, three customer balances, which were our three largest depositors, totaling $190,308 comprised approximately 19% of total deposits. These three customer balances constitute all our brokered deposits at December 31, 2006. Of these deposits at December 31, 2006, $96,455 are interest-bearing demand deposit accounts, $63,853 are time deposits, $100 and over, and $30,000 are other time deposits.

As of December 31, 2007 and December 31, 2006 approximately $28,431 and $56,440, respectively, of the Company’s non-interest-bearing demand deposits consisted of demand accounts maintained by title insurance and qualified intermediary companies. The Company provides an analysis earnings credit for these customers, which is calculated by applying a variable crediting rate to such customers’ average monthly deposit balances, less any internal charges incurred, which are comprised of common deposit service charges. External services are then purchased on behalf of these customers based on the amount of the earnings credit. These external services, which are commonly offered in the banking industry, include courier, bookkeeping and data processing services. The expense of these external services totaled $352, $378, and $201 for the years ended December 31, 2007, 2006 and 2005, respectively, and is included in customer service expense in the accompanying consolidated statements of income.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Note 11.	Other Borrowed Funds

The Company has a line of credit available from the Federal Home Loan Bank of San Francisco (FHLB). Borrowing capacity is determined based on collateral pledged, generally consisting of loans and securities, at the time of the borrowing. Pursuant to collateral agreements with the FHLB, advances are collateralized by qualifying loans in the amount of $179,988 and $87,281 at December 31, 2007 and 2006, respectively. FHLB borrowings may be subject to prepayment penalties. The remaining borrowing capacity at December 31, 2007 with the FHLB was approximately $43,670. Advances at December 31 have maturity dates as follows:

	Interest Rate as of December 31, 2007	2007		2006
Maturity Date		Long Term	Short Term	Long Term	Short Term
2007		$—	$—	$10,000	$8,000
2008	3.67%-5.23%	26,600	34,000	10,000	—
2009	4.67%-5.22%	20,000	—	20,000	—
2010	4.75%	10,000	—	10,000	—

		$56,600	$34,000	$50,000	$8,000

Note 12.	Junior Subordinated Debt

The Company has formed five statutory business trusts which exist for the exclusive purpose of issuing Cumulative Trust Preferred Securities. All of the funds raised from the issuance of these securities were passed to the Company and are reflected in the accompanying consolidated balance sheets as junior subordinated debt. Information about junior subordinated debt as of and for the years ended December 31 is as follows:

Name of Trust	Interest Rate	First Redemption Date	Maturity	2007	2006
Silver State Capital Trust II	3-month LIBOR plus 3.25%	04/24/2008	04/24/2033	$5,155	$5,155
Silver State Capital Trust III	3-month LIBOR plus 2.75%	04/07/2009	04/07/2034	5,155	5,155
Silver State Capital Trust IV	3-month LIBOR plus 1.60%	09/30/2011	09/30/2036	20,619	20,619
Silver State Capital Trust V	3-month LIBOR plus 1.62%	03/01/2012	03/01/2037	7,732	7,732
Silver State Capital Trust VI	3-month LIBOR plus 1.35%	09/15/2012	09/15/2037	30,928	—

				$69,589	$38,661

In the event of certain changes or amendments to regulatory requirements or Federal tax rules, the debt is redeemable in whole. The obligations under these instruments are fully and unconditionally guaranteed by the Company and rank subordinate and junior in right of payment to all other liabilities of the Company. The Trust preferred securities qualify as Tier I Capital for the Company, subject to certain limitations, with the excess being included in total capital for regulatory purposes.

Note 13.	Commitments and Contingencies

Contingencies

In the normal course of business, the Company is involved in various legal proceedings. In the opinion of management, any liability resulting from such proceedings would not have a material adverse effect on the consolidated financial statements.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Financial instruments with off-balance-sheet risk

The Company is party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments consist of commitments to extend credit and standby letters of credit. These instruments involve, to varying degrees, elements of credit risk in excess of the amount recognized in the consolidated balance sheets.

The Company’s exposure to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual amount of those instruments. The Company uses the same credit policies in making commitments as it does for on-balance-sheet instruments.

A summary of the contract amount of the Company’s exposure to off-balance-sheet risk as of December 31 is as follows:

	2007	2006
Commitments to extend credit	$530,857	$381,758

Standby letters of credit	2,480	5,391

	$533,337	$387,149

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. The Company evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral obtained, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the party. Collateral held varies, but may include accounts receivable, inventory, property and equipment, undeveloped land, residential real estate and income-producing commercial properties. As of December 31, 2007, unsecured loan commitments are approximately $36,615.

Standby letters of credit are conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required as the Company deems necessary. As of December 31, 2007, the balance of unsecured standby letters of credit is $156. Essentially all letters of credit issued have expiration dates within four years. Upon entering into a letter of credit, the Company records the related liability at fair value pursuant to FASB Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others; thereafter, the related liability is evaluated pursuant to SFAS 5. The total liability for financial instruments with off-balance-sheet risk was approximately $141 as of December 31, 2007 and 2006.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Lease commitments

The Company leases certain premises under non-cancelable operating leases. Minimum future rental payments under these leases for each of the next five years and in the aggregate are as follows:

Year ending December 31:

2008	$1,628

2009	2,581

2010	2,505

2011	2,342

2012	2,392

Thereafter	26,819

$38,267

Rental expense from these operating leases was $1,380, $711, and $653 for the years ended December 31, 2007, 2006 and 2005, respectively.

Concentrations

The Company grants commercial, construction, real estate and consumer loans to customers through its fifteen branches located in the Las Vegas, Nevada and Phoenix, Arizona metropolitan areas. The Company’s business is primarily concentrated in southern Nevada and central Arizona, and the loan portfolio includes significant credit exposure to the general economy and real estate industry of these areas. The Company’s real estate portfolio is secured by office buildings, land held for development, undeveloped land, single family homes and other real property located primarily in southern Nevada. Real estate loans accounted for approximately 91% and 89% of total loans at December 31, 2007 and 2006, respectively. Substantially all of these loans are secured by first liens with an initial loan-to-value ratio of generally not more than 75%. The Company’s policy for requiring collateral is to obtain collateral whenever it is available or desirable, depending upon the degree of risk the Company is willing to take.

We have a high concentration in real estate construction and land loans. Approximately 36% and 35% of our real estate loans were classified as real estate construction loans and approximately 39% and 34% of our real estate loans were classified as land loans at December 31, 2007 and 2006, respectively. In addition, commercial real estate loans represent approximately 18% and 23% of our total real estate loans as of December 31, 2007 and 2006, respectively. At December 31, 2007 and 2006, respectively, approximately 63% and 57% of these commercial real estate loans are owner-occupied.

Approximately 3% and 4% of the Company’s loans were unsecured as of December 31, 2007 and 2006, respectively. The Company’s loans are expected to be repaid from cash flow or from proceeds from the sale of selected assets of the borrowers.

Employment Agreements

The Company entered into employment agreements with four key officers in April 2007. The agreements provide for certain cash payments as a result of termination or change in control.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Note 14.	Stock Options and Restricted Stock

The Company has adopted the 2006 Omnibus Equity Plan (See Note 1) under which options to acquire common stock of the Company may be granted to employees, officers or directors at the discretion of the Board of Directors. The Plans allow for the granting of 579,810 incentive and non-qualifying stock options as those terms are defined in the Internal Revenue Code.

The fair value of each option award is estimated on the date of grant using the Black-Scholes model that uses the weighted average assumptions noted in the following table. The Company estimates the expected life of each stock option on historical and expected behavior of the Company’s employees. The volatility estimate is based on the historical volatility of the Company’s stock using a period equal to the expected life of the option. The risk-free rate is based on the yield on a zero coupon U.S. Treasury bond with a maturity equal to the expected life of the option. The dividend yield is estimated to be zero based on the Company’s current intention not to issue dividends for the foreseeable future.

	2007	2006	2006	2005
		Replacement Options

Risk free interest rate	4.62%	4.80%	4.61%	3.09%

Dividend yield	0%	0%	0%	0%

Expected life	4 years	2 years	4 years	4 years

Volatility	48%	52%	49%	23%

Fair value per optional share	$9.58	$17.26	$9.68	$2.69

A summary of stock option activity during the year ended December 31, 2007 is as follows:

	Shares	Weighted-average exercise price

Outstanding options, beginning of year	999,070	$10.22

Granted	150,800	22.40

Exercised	(210,797)	7.20

Forfeited	(61,220)	20.27

Outstanding options, end of year	877,853	12.34

Options exercisable, end of year	574,447	$8.34

Other than the replacement options granted (see Note 2), all stock options granted under the Plans expire 10 years after the date of grant and vest 25% per year over four years. In December 2005, the Company accelerated the vesting on 975,000 stock options. As a result of this modification, the Company recognized stock option expense of $1,603 in 2005 in accordance with APB 25. Also, as a result, the Company is not required to record any stock option expense under SFAS 123R related to these modified options.

The weighted average remaining contractual term of outstanding options as of December 31, 2007 was 7 years, with an aggregate intrinsic value of $1,549. The weighted average remaining contractual term of options exercisable at December 31, 2007 was 6 years, with an aggregate intrinsic value of $3,308.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

The total intrinsic value of options exercised during the year ended December 31, 2007 was $2,233. The aggregate fair value of options vested during the year was $482.

The Company granted 8,800 restricted stock awards in 2007 that vest at the end of four years.

A summary of nonvested shares of restricted stock activity during the year ended December 31, 2007 is as follows:

	Shares	Weighted-average grant date fair value
Nonvested, beginning of year	—	$—

Granted	8,800	25.81

Vested	—	—

Forfeited	(500)	26.00

Nonvested, end of year	8,300	$25.80

As of December 31, 2007, there was $1,878 of total unrecognized compensation cost related to nonvested share-based compensation arrangements. This compensation will be recognized over a weighted average period of approximately 2 years.

Note 15.	Regulatory Capital Requirements

Federal and banking regulations place certain restrictions on dividends paid by the Bank to the Holding Company. The Company (on a consolidated basis) and the subsidiary banks are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory—and possibly additional discretionary—actions by regulators that, if undertaken, could have a direct material effect on the Company’s and the Banks’ financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Banks must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Banks to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital to average assets (as defined). Management believes the Company and the Banks meet all capital adequacy requirements to which they are subject as of December 31, 2007.

As of December 31, 2007, the most recent notification from the federal banking agencies categorized the Company and Banks as well-capitalized as defined by the banking agencies. To be categorized as well-capitalized and adequately capitalized, the Company and the Banks must maintain total risk based, Tier I risk based and Tier I leverage ratios as set forth in the table below. As of December 31, 2007, the Company and the Banks meet the regulatory guidelines to be categorized as well-capitalized.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

The actual capital amounts and ratios for the Banks and the Company as of December 31 are presented in the following table:

	Actual		For Capital Adequacy Purposes		To be Well Capitalized
	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007:

Total Capital (to Risk Weighted Assets)

Company	$224,733	12.5%	$144,116	8.0%	$180,145	10.0%

Silver State Bank	$182,114	11.3%	$128,609	8.0%	$160,761	10.0%

Choice Bank	$22,000	11.0%	$16,055	8.0%	$20,069	10.0%

Tier I Capital (to Risk Weighted Assets)

Company	$190,301	10.6%	$72,058	4.0%	$108,087	6.0%

Silver State Bank	$164,954	10.3%	$64,305	4.0%	$96,457	6.0%

Choice Bank	$19,714	9.8%	$8,028	4.0%	$12,041	6.0%

Tier I Capital (to Average Assets)

Company	$190,301	11.0%	$69,278	4.0%	$86,598	5.0%

Silver State Bank	$164,954	10.9%	$60,274	4.0%	$75,342	5.0%

Choice Bank	$19,714	8.5%	$9,252	4.0%	$11,565	5.0%

As of December 31, 2006:

Total Capital (to Risk Weighted Assets)

Company	$135,509	11.6%	$93,510	8.0%	$116,888	10.0%

Silver State Bank	$112,106	10.7%	$84,027	8.0%	$105,034	10.0%

Choice Bank	$12,357	10.4%	$9,459	8.0%	$11,824	10.0%

Tier I Capital (to Risk Weighted Assets)

Company	$122,235	10.5%	$46,755	4.0%	$70,133	6.0%

Silver State Bank	$101,615	9.7%	$42,014	4.0%	$63,020	6.0%

Choice Bank	$11,507	9.7%	$4,730	4.0%	$7,094	6.0%

Tier I Capital (to Average Assets)

Company	$122,235	10.5%	$46,427	4.0%	$58,033	5.0%

Silver State Bank	$101,615	9.9%	$40,896	4.0%	$51,119	5.0%

Choice Bank	$11,507	8.4%	$5,452	4.0%	$6,815	5.0%

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Additionally, the State of Nevada banking regulations restrict the distribution of the net assets of Silver State Bank because such regulations require the sum of the Bank’s stockholder’s equity and allowance for loan losses to be at least 6% of the average of the Bank’s total daily deposit liabilities for the preceding 60 days. As a result of these regulations, approximately $74,868 of Silver State Bank’s stockholder’s equity was restricted as of December 31, 2007.

Note 16.	Employee Benefit Plans

401(k) plan

The Company provides a 401(k) plan which covers substantially all of the Company’s employees who are eligible based upon age and length of service. A participant may elect to make contributions between 1 percent and 60 percent of the participant’s eligible compensation, up to the annual IRS dollar limit. The Company makes matching contributions at management’s discretion. The Company approved matching contributions of approximately $442, $448, and $282 for the years ended December 31, 2007, 2006 and 2005, respectively.

Life insurance

The Bank has purchased life insurance on certain key officers under a split dollar plan, whereby the Bank owns the cash surrender value and the officers’ beneficiaries share in death benefits. Total cash surrender value was approximately $893 and $858 at December 31, 2007 and 2006, respectively, and is included in other assets on the accompanying consolidated balance sheets.

Note 17.	Loans and Other Transactions with Related Parties

Shareholders of the Company, officers and directors, including their families and companies of which they are principal owners, are considered to be related parties. These related parties were loan customers of, and had other transactions with, the Company in the ordinary course of business. In management’s opinion, these loans and transactions were on the same terms as those for comparable loans and transactions with unrelated parties.

Loan transactions

In the ordinary course of business, the Company has granted loans to principal officers and directors and their affiliates. Annual activity consisted of the following:

	2007	2006

Balance, beginning	$25,248	$21,003

New loans	23,978	32,069

Repayments	(19,692)	(27,824)

Balance, ending	$29,534	$25,248

Total undisbursed loan commitments outstanding with related parties total approximately $13,498 and $6,292 at December 31, 2007 and 2006, respectively.

None of the loans are past due, nonaccrual or restructured to provide a reduction or deferral of interest or principal because of deterioration in the financial position of the borrower. There were no loans to a related party that were considered classified loans at December 31, 2007 and 2006.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Other transactions

The Company receives various services and equipment from a non-director/non-executive related party including for office supplies, computer equipment, software, computer supplies, and other equipment expenses. The total payments made for these services and equipment were approximately $612, $1,103, and $1,256 for the years ended December 31, 2007, 2006 and 2005 respectively.

The Company engages in contracts with a related party as the general contractor for the construction of bank office buildings. The total payments under these contracts were approximately $2,178, $1,030, and $5,100, respectively for the years in 2007, 2006 and 2005. The Company has entered into a contract in the amount of approximately $827 with this related party as of December 31, 2007. Of this contract, $597 is included in construction in progress at December 31, 2007 with an estimated completion date in 2008. An additional $336 paid to this related party is included in construction in progress at December 31, 2007 for work at future branch locations which currently do not yet have executed contracts.

Deposits for related parties held by the Banks at December 31, 2007 and 2006 amounted to $49,397 and $45,759, respectively.

Note 18.	Fair Value of Financial Instruments

The carrying amount and estimated fair value of the Company’s financial instruments at December 31 is as follows:

	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets:

Cash and cash equivalents	$13,838	$13,838	$35,479	$35,479

Securities available for sale	51,966	51,966	65,324	65,324

Federal Home Loan Bank stock	5,469	5,469	3,382	3,382

Loans held for sale	68,868	72,241	34,053	35,473

Loans, net	1,539,667	1,539,364	1,004,443	1,003,330

Accrued interest receivable	9,874	9,874	7,236	7,236

Financial Liabilities:

Deposits	1,426,504	1,428,100	986,271	987,897

Accrued interest payable	4,267	4,267	1,530	1,530

Securities sold under repurchase agreements and federal funds purchased	9,983	9,983	13,602	13,602

Other borrowed funds	90,600	91,014	58,000	57,328

Junior subordinated debt	69,589	69,589	38,661	38,661

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Interest rate risk

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Also, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company’s overall interest rate risk.

Fair value of commitments

The estimated fair value of fee income on letters of credit at December 31, 2007 and 2006 is insignificant. Loan commitments on which committed fixed interest rates are less than the current market rate are also insignificant at December 31, 2007 and 2006.

Note 19.	Segment Reporting

The Company manages its core bank operations and prepares management reports with a primary focus on each banking subsidiary. The accounting policies of the segments are consistent with those described in Note 1. The Company derives a majority of its revenues from interest income and the chief operating decision maker relies primarily on net interest income to assess the performance of the segments and make decisions about resources to be allocated to the segment. The Company does not have operating segments other than those reported. Parent company information is included in the other category, and is deemed to represent an overhead function rather than an operating segment.

The Company does not have a single external customer from which it derives 10 percent or more of its revenues.

There are no significant transactions between operating segments other than federal funds transactions and transfers of loan participations at par value with no gain or loss.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

The following is a summary of selected operating segment information as of and for the years ended December 31, 2007, 2006 and 2005:

	Silver State Bank	Choice Bank of Arizona	All Other	Intersegment Eliminations	Consolidated Company
2007:

Assets	$1,529,628	$264,641	$22,953	$(53,039)	$1,764,183

Gross Loans and deferred fees	1,355,556	203,415	—	—	1,558,971

Less: Allowance for loan losses	(17,035)	(2,269)	—	—	(19,304)

Net Loans	1,338,521	201,146	—	—	1,539,667

Deposits	1,229,811	215,239	—	(18,546)	1,426,504

Stockholders’ equity	165,031	39,466	(46,880)	—	157,617

Net interest income (loss)	$75,292	$9,961	$(3,823)	$—	$81,430

Provision for loan losses	7,725	1,435	—	—	9,160

Net interest income (loss) after provision for loan losses	67,567	8,526	(3,823)	—	72,270

Non-interest income	6,620	1,727	61	—	8,408

Non-interest expense	32,848	7,566	1,066	—	41,480

Income (loss) before income taxes	41,339	2,687	(4,828)	—	39,198

Income tax expense (benefit)	14,915	930	(1,476)	—	14,369

Net income (loss)	$26,424	$1,757	$(3,352)	$—	$24,829

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

	Silver State Bank	Choice Bank of Arizona	All Other	Intersegment Eliminations	Consolidated Company
2006:

Assets	$1,042,186	$165,332	$9,008	$(7,008)	$1,209,518

Gross Loans and deferred fees	892,013	123,630	—	—	1,015,643

Less: Allowance for loan losses	(10,366)	(834)	—	—	(11,200)

Net Loans	881,647	122,796	—	—	1,004,443

Deposits	863,838	129,441	—	(7,008)	986,271

Stockholders’ equity	101,511	31,571	(26,454)	—	106,628

Net interest income (loss)	$57,629	$1,586	$(1,865)	$—	$57,350

Provision for loan losses	2,650	171	—	—	2,821

Net interest income (loss) after provision for loan losses	54,979	1,415	(1,865)	—	54,529

Non-interest income	5,468	421	28	—	5,917

Non-interest expense	25,275	1,898	654	—	27,827

Income (loss) before income taxes	35,172	(62)	(2,491)	—	32,619

Income tax expense (benefit)	12,659	(23)	(893)	—	11,743

Net income (loss)	$22,513	$(39)	$(1,598)	$—	$20,876

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

	Silver State Bank	All Other	Intersegment Eliminations	Consolidated Company
2005:

Assets	$804,912	$2,569	$(1,184)	$806,297

Gross Loans and deferred fees	646,179	—	—	646,179

Less: Allowance for loan losses	(8,314)	—	—	(8,314)

Net Loans	637,865	—	—	637,865

Deposits	646,649	—	(1,184)	645,465

Stockholders’ equity	78,299	(14,605)	—	63,694

Net interest income (loss)	$42,427	$(1,102)	$—	$41,325

Provision for loan losses	2,350	—	—	2,350

Net interest income (loss) after provision for loan losses	40,077	(1,102)	—	38,975

Non-interest income	4,779	—	—	4,779

Non-interest expense	19,768	78	—	19,846

Income (loss) before income taxes	25,088	(1,180)	—	23,908

Income tax expense (benefit)	8,669	(388)	—	8,281

Net income (loss)	$16,419	$(792)	$—	$15,627

Note 20. Condensed Financial Statements of Parent Company

Balance Sheets

December 31, 2007 and 2006

	2007	2006

Cash and cash equivalents	$18,546	$7,008

Investment in consolidated subsidiaries	204,497	133,082

Other assets	4,407	5,792

Total assets	$227,450	$145,882

Accrued interest payable and other liabilities	$244	$593

Junior subordinated debt	69,589	38,661

Total liabilities	69,833	39,254

Stockholders’ equity	157,617	106,628

Total liabilities and stockholders’ equity	$227,450	$145,882

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Statements of Income

For the years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Interest income	$13	$10	$21
Interest expense on junior subordinated debt and other borrowings	3,835	1,876	1,123

Net interest expense	(3,822)	(1,866)	(1,102)

Other income:
Income from consolidated subsidiaries	28,181	22,474	16,419
Miscellaneous income	61	29	—

Total other income	28,242	22,503	16,419

Operating expenses	(1,066)	(654)	(78)

Income before income tax benefit	23,354	19,983	15,239
Income tax benefit	1,475	893	388

Net income	$24,829	$20,876	$15,627

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Statements of Cash Flows

For the years ended December 31, 2007, 2006 and 2005

	2007	2006	2005
Cash Flows from Operating Activities

Net income	$24,829	$20,876	$15,627

Adjustments to reconcile net income to net cash used in operating activities:

Equity in net undistributed earnings of consolidated subsidiaries	(28,181)	(22,474)	(16,419)

Depreciation and amortization	24	33	33

Tax benefit related to the exercise of stock options	—	—	873

Reissuance of treasury stock	—	100	—

(Increase) decrease in other assets	2,289	996	(120)

Decrease in accrued liabilities and other liabilities	(732)	(3,357)	(40)

Net cash used in operating activities	(1,771)	(3,826)	(46)

Cash Flows from Investing Activities:

Investment in subsidiaries	(42,000)	—	(5,000)

Cash paid for acquisition, net	—	(28,784)	—

Net cash used in investing activities	(42,000)	(28,784)	(5,000)

Cash Flows from Financing Activities:

Proceeds from issuance of junior subordinated debt	30,000	27,500	—

Repayment of advances from junior subordinated debt	—	(7,500)	—

Proceeds from stock issuance	25,470	10,682	—

Purchase of treasury stock	(2,063)	—	—

Stock options redeemed	—	(356)	—

Excess tax benefit related to option exercises	384	3,529	2,365

Proceeds from exercise of stock options	1,518	4,579	—

Net cash provided by financing activities	55,309	38,434	2,365

Increase (decrease) in cash and cash equivalents	11,538	5,824	(2,681)

Cash and cash equivalents, beginning of year	7,008	1,184	3,865

Cash and cash equivalents, end of year	$18,546	$7,008	$1,184

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Note 21.	Quarterly Data (Unaudited)

	Year Ended December 31,
	2007				2006
	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Interest income	$39,237	$38,797	$34,343	$29,397	$27,346	$23,773	$20,483	$18,304

Interest expense	17,251	16,387	14,383	12,323	10,582	9,216	6,865	5,893

Net interest income	21,986	22,410	19,960	17,074	16,764	14,557	13,618	12,411

Provision for loan losses	(3,550)	(2,420)	(1,860)	(1,330)	(804)	(817)	(600)	(600)

Net interest income after provision for loan losses	18,436	19,990	18,100	15,744	15,960	13,740	13,018	11,811

Non-interest income	1,914	1,946	1,874	2,674	1,875	1,736	934	1,372

Non-interest expense	(11,435)	(10,451)	(10,163)	(9,431)	(8,679)	(6,762)	(6,070)	(6,316)

Income before income taxes	8,915	11,485	9,811	8,987	9,156	8,714	7,882	6,867

Provision for income taxes	(3,054)	(4,275)	(3,641)	(3,399)	(3,479)	(3,071)	(2,769)	(2,424)

Net income	$5,861	$7,210	$6,170	$5,588	$5,677	$5,643	$5,113	$4,443

Basic	$0.38	$0.49	$0.45	$0.41	$0.42	$0.42	$0.39	$0.35

Diluted	$0.38	$0.47	$0.44	$0.39	$0.40	$0.40	$0.37	$0.34

Note 22.	Initial Public Offering

In July 2007, the Company issued 1,500,000 shares of its $.001 par value common stock in an underwritten public offering at a price to the public of $20.00 per share. The proceeds after discounts, commissions, and other costs totaling approximately $4,530 were $25,470.

Note 23.	Stockholders’ Equity

On January 24, 2007, the shareholders of Silver State Bancorp approved an amendment to the Articles of Incorporation, increasing the authorized number of common shares from 20,000,000 to 60,000,000 and creating a new class of preferred stock in the amount of 10,000,000 shares. All shares of stock have a par value of .001 cents.

Common stock and additional paid-in capital as of December 31, 2006 and 2005 have been adjusted to reflect the change in par value of common stock from .10 to .001 cents.

SILVER STATE BANCORP AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, Continued

(Dollars in thousands, except per share information)

Note 24.	Subsequent Events

The Company granted 6,000 shares of restricted stock and 198,500 incentive stock options in February 2008.

In January 2008, the Company entered into agreements for a 15 year lease and a 20 year lease related to future branch locations. Minimum future lease payments under these leases will be approximately $3,602 and $4,598, respectively and commence in 2009.

In February 2008, the Company adopted a new Omnibus Equity Plan, pending shareholding approval in April 2008. The proposed plan will allow for the granting of 750,000 stock-based awards.

In February 2008, the Company entered into an agreement for a 20 year lease related to a future branch location. Minimum future lease payments under this lease will be approximately $4,455 and commence in 2009.

In February 2008, the Company entered into a contract in the amount of approximately $2,640 with a related party as the general contractor for the construction of a future bank office building.

In February 2008, the Company received approval from the FDIC to merge its Choice Bank subsidiary into its Silver State Bank subsidiary. The merger is expected to be completed in April 2008.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of the common stock being registered. All amounts are estimated except the SEC registration fee, the NASD filing fee and the NASDAQ Global Market listing of additional shares fee.

SEC registration fee		[ ]

NASD filing fee		[ ]

NASDAQ Global Market listing fee		[ ]

Printing, postage and mailing		[ ]

Legal fees and expenses		[ ]

Accounting fees and expenses		[ ]

Blue Sky fees and expenses		[ ]

Transfer agent and registrar fees and expenses		[ ]

Miscellaneous fees and expenses		[ ]

TOTAL	$	[ ]

Item 14.	Indemnification of Directors and Officers.

Article VII of the Articles of Incorporation of Silver State Bancorp provides that no director or officer shall be personally liable to the company or any of its stockholders or creditors for damages for breach of fiduciary duty as a director or officer, except for (i) acts or omissions which involve intentional misconduct, fraud, or a knowing violation of law or (ii) the payment of dividends in violation of Nevada law.

As permitted by Nevada law, Article IX, Sections 1 and 2 of the Articles of Incorporation of Silver State Bancorp provide that Silver State Bancorp shall indemnify to the fullest extent permitted by Nevada law, any person who is or was or has agreed to become a director or officer of Silver State Bancorp, who was or is made a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, by reason of such agreement or service or the fact that such person is, was or has agreed to serve as a director, officer, employee or agent of another corporation or organization at the request of Silver State Bancorp against costs, charges, expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred by such person. This indemnification is conditioned upon the director or officer having acted in good faith and in a manner he or she reasonably believed to be in, or not opposed to, the best interest of Silver State Bancorp and, with respect to any criminal proceeding, had no reasonable cause to believe that his or her conduct was unlawful.

Nevada law does not permit indemnification as to any claim, issue or matter as to which such person has been adjudged by a court of competent jurisdiction to be liable to the corporation, or for amounts paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought determines upon application that in view of all of the circumstance of the case, the person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Article IX, Section 3 of the Articles of Incorporation of Silver State Bancorp provides that Silver State Bancorp shall indemnify any present or former director or officer of Silver State Bancorp to the extent such person has been successful, on the merits or otherwise (including, without limitation, the dismissal of an action without prejudice), in defense of any action, suit or proceeding referred to in Sections 1 and 2 of Article IX, as described above, against all costs, charges and expenses actually and reasonably incurred by such person in connection therewith.

Article IX, Section 4 of the Articles of Incorporation of Silver State Bancorp provides that Silver State Bancorp shall indemnify any present or former director or officer of Silver State Bancorp that is made a witness to any action, suit or proceeding to which he or she is not a party by reason of such agreement or service or the fact that such person is, was or has agreed to serve as a director, officer, employee or agent of another corporation or organization at the request of Silver State Bancorp against all costs, charges and expenses actually and reasonably incurred by such person or on such persons behalf in connection therewith.

Article IX, Section 11 of the Articles of Incorporation of Silver State Bancorp also empowers Silver State Bancorp to purchase and maintain insurance to protect itself and its directors, officers, employees and agents and those who were or have agreed to become directors, officers, employees or agents, against any liability, regardless of whether or not Silver State Bancorp would have the power to indemnify those persons against such liability under the law or the provisions set forth in the Articles of Incorporation, provided that such insurance is available on acceptable terms as determined by a vote of the board of directors. Silver State Bancorp maintains Directors’ and Officers’ liability insurance consistent with such provisions of the Articles of Incorporation.

Article IX, Section 9 of the Articles of Incorporation of Silver State Bancorp also authorizes Silver State Bancorp to enter into individual indemnification contracts with directors, officers, employees and agents which may provide indemnification rights and procedures different from those set forth in the Articles of Incorporation.

We have entered into an indemnification agreement with each of the following officers and/or directors of Silver State Bancorp: Bryan S. Norby, Corey L. Johnson, Brian M. Collins, Brian W. Cruden, Alan Knudson, Craig A. McCall, Thomas T. Nicholson, Phillip C. Peckman and Michael J. Threet. These indemnification agreements, among other things, provide that we will indemnify such director and/or officer with respect to his activities as a director, officer, employee or agent of Silver State Bancorp and/or as a person who is serving or has served at the request of Silver State Bancorp as a director, officer, agent or trustee of an entity affiliated with Silver State Bancorp against expenses incurred by him in connection with any legal proceeding to which he was, is or is threatened to be made a party by reason of facts which include such person having been such a director, officer, employee, agent or representative of the Company or an affiliated entity. In each case, the indemnification shall be to the extent of the highest and most advantageous to the indemnitee of one or any combination of the following:

•	the Articles of Incorporation or Code of Bylaws of Silver State Bancorp or its affiliated entity;

•	the benefits allowable under Nevada law or the law of the jurisdiction under which Silver State Bancorp exists at the time the expenses are incurred;

•	the benefits available under any liability insurance obtained by Silver State Bancorp; and

•	such other benefits as may otherwise be available to the indemnitee.

The indemnification agreements also provide for advancement of expenses to a director and/or officer who executes an undertaking on our behalf to repay amounts paid by us if is it ultimately determined that he is not entitled to indemnification. In addition, the indemnification agreements provide that we will maintain liability insurance for so long as such director and/or officer is covered under his respective agreement, provided and to the extent that such insurance is available on a basis acceptable to us. Notwithstanding the foregoing, we will not be required to provide indemnification under the indemnification agreements with respect to:

•

any claim as to which indemnitee has been determined to have acted with deliberate intent to cause injury to Silver State Bancorp or with reckless disregard for the best interests of the Silver State Bancorp;

•	any claim arising under Section 16(b) of the Securities Exchange Act pursuant to which indemnitee is obligated to pay any penalty, fine, settlement or judgment;

•	any obligation of indemnitee based upon or attributable to the indemnitee gaining in fact any personal gain, profit or advantage to which he was not entitled; or

•	subject to certain exceptions, any proceeding initiated by indemnitee without the consent or authorization of the board of directors.

Item 15.	Recent Sales of Unregistered Securities

None.

Item 16.	Exhibits and Financial Statement Schedules.

1.	Exhibits

The exhibits filed as a part of this Registration Statement are as follows:

EXHIBIT	DESCRIPTION
3.1	Amended and Restated Articles of Incorporation of Silver State Bancorp (1)

3.2	Amended and Restated Code of Bylaws of Silver State Bancorp (1)

4.1	Form of Common Stock Certificate (2)

4.3	Subscription Agent Agreement, dated [ ] [ ], 2008. †

4.4	Form of Rights Certificate. †

5.1	Opinion of Kolesar & Leatham, Chtd.†

10.1	Silver State Bank 1997 Stock Option Plan (1)

10.2	Silver State Bank 1997 Executive Stock Option Plan (1)

10.3	Silver State Bank Amendment to 1997 Executive Stock Option Plan, dated July 29, 1998 (1)

10.4	Silver State Bank Amendment to 1997 Executive Stock Option Plan, dated June 16, 2004 (1)

10.5	Silver State Bank 1998 Stock Option Plan (1)

10.6	First Amended and Restated Silver State Bancorp 2004 Stock Option Plan (1)

10.7	Silver State Bancorp 2006 Omnibus Equity Plan (1)

10.8	Form of Silver State Bank Incentive Stock Option Agreement pursuant to Silver State Bank 1997 Stock Option Plan (3)

10.9	Form of Silver State Bank Non-qualified Stock Option Agreement pursuant to Silver State Bank 1997 Stock Option Plan (3)

10.10	Form of Silver State Bank Incentive Stock Option Agreement pursuant to Silver State Bank 1998 Stock Option Plan (3)

10.11	Form of Silver State Bank Incentive Stock Option Agreement pursuant to Silver State Bank 2004 Stock Option Plan (3)

10.12	Form of Silver State Bancorp Incentive Stock Option Agreement pursuant to Silver State Bancorp 2006 Omnibus Equity Plan (3)

10.13	Form of Silver State Bancorp Non-qualified Stock Option Agreement pursuant to Silver State Bancorp 2006 Omnibus Equity Plan (3)

10.14	Form of Silver State Bancorp Restricted Stock Award Agreement pursuant to Silver State Bancorp 2006 Omnibus Equity Plan (3)

10.15	Employment agreement, dated March 29, 2007, between Silver State Bancorp and Corey L. Johnson (1)

10.16	Employment agreement, dated April 3, 2007, between Silver State Bancorp and Michael J. Threet (1)

10.17	Employment agreement, dated April 3, 2007, between Silver State Bank and Calvin D. Regan (1)

10.18	Employment agreement, dated April 3, 2007, between Silver State Bank and Thomas J. Russell (1)

10.19	Agreement and Plan of Merger, between Silver State Bancorp and Choice Bank, dated March 29, 2006 (4)

EXHIBIT	DESCRIPTION
10.20	First Amendment to Agreement and Plan of Merger, between Silver State Bancorp and Choice Bank, dated May 19, 2006 (4)

10.21	Non-revolving Term Loan Documents, dated as of June 25, 2007 (5)

10.22	Form of Standby Purchase Agreement. †

10.23	Form of Dealer Manager Agreement. †

21.1	List of Subsidiaries of Silver State Bancorp (1)

23.1	Consent of McGladrey & Pullen, LLP (*)

23.2	Consent of Kolesar & Leatham, Chtd. (See Exhibit 5.1 to this Registration Statement)

99.1	Powers of Attorney (included on Signature Page)

99.2	Form of Instructions as to Use of Rights Certificates. †

99.3	Form of Notice of Guaranteed Delivery for Rights Certificates. †

99.4	Form of Letter to Security Holders Who are Record Holders. †

99.5	Form of Letter to Stockholders who are Beneficial Holders. †

99.6	Form of Letter to Clients who are Beneficial Holders. †

99.7	Nominee Holder Certification. †

99.8	Beneficial Owner Election Form. †

*	Filed herewith.
†	To be filed by amendment.
(1)	Incorporated by reference to the Exhibits to Silver State Bancorp’s Form S-1 Registration Statement, filed with the Securities and Exchange Commission on April 13, 2007 (File Number 333-142110).
(2)	Incorporated by reference to the Exhibits to Amendment No. 2 to Silver State Bancorp’s Form S-1 Registration Statement, filed with the Securities and Exchange Commission on June 18, 2007 (File Number 333-142110).
(3)	Incorporated by reference to the Exhibits to Silver State Bancorp’s Form S-8, filed with the Securities and Exchange Commission on August 13, 2007 (File Number 333-145413).
(4)	Incorporated by reference to the Exhibits to Amendment No. 1 to Silver State Bancorp’s Form S-1 Registration Statement, filed with the Securities and Exchange Commission on May 25, 2007 (File Number 333-142110).
(5)	Incorporated by reference to the Exhibits to Amendment No. 6 to Silver State Bancorp’s Form S-1 Registration Statement, filed with the Securities and Exchange Commission on July 2, 2007 (File Number 333-142110).

As permitted by Item 601(b)(4) of Regulation S-K, Silver State Bancorp has not filed with this Registration Statement certain instruments defining the rights of holders of long-term debt of Silver State Bancorp because the total amount of securities authorized under any of such instruments does not exceed 10% of the total assets of Silver State Bancorp and its subsidiaries on a consolidated basis. Silver State Bancorp agrees to furnish a copy of any such agreements to the SEC upon request.

2.	Financial Statement Schedules

All schedules for which provision is made in the applicable accounting regulations of the SEC are not required under the related instructions or are inapplicable and therefore have been omitted.

Item 17.    Undertakings.

The undersigned registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this registration statement. Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in this registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the SEC by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934, as amended, that are incorporated by reference in this registration statement.

2. That, for the purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. Each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5. The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the rights offering and offering to standby purchasers, the amount of any unsubscribed securities not committed to be purchased by standby purchasers, and the terms of any subsequent reoffering thereof. If any public offering by the underwriters is to be made on terms differing from those set forth on the cover page of the prospectus, a post-effective amendment will be filed to set forth the terms of such offering.

6. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

7. For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has duly caused this Amendment No. 1 to Registration Statement No. 333-151418 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Henderson, State of Nevada, on June 13th, 2008.

Silver State Bancorp

/s/ Corey L. Johnson
By: Corey L. Johnson President and Chief Executive Officer (Duly Authorized Representative)

Pursuant to the requirements of the Securities Act of 1933, as amended, and any rules and regulations promulgated thereunder, this Amendment No. 1 to Registration Statement No. 333-151418, has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ Corey L. Johnson Corey L. Johnson	Director, President and Chief Executive Officer (Principal Executive Officer)	June 13, 2008

/s/ Michael J. Threet Michael J. Threet	Chief Financial Officer and Chief Operating Officer (Principal Financial and Accounting Officer)	June 13, 2008

* Mark S. Bosco	Director	June 13, 2008

* Brian M. Collins	Director	June 13, 2008

* Brian Cruden	Director	June 13, 2008

* Alan Knudson	Director	June 13, 2008

Name	Title	Date

* Andrew K. McCain	Director	June 13, 2008

* Craig McCall	Director	June 13, 2008

* Thomas Nicholson	Director	June 13, 2008

* Bryan S. Norby	Director	June 13, 2008

* Phillip C. Peckman	Director	June 13, 2008

*By:	/s/ Corey L. Johnson	June 13, 2008
Corey L. Johnson as Attorney-in-fact pursuant to a Power of Attorney filed on June 4, 2008